06017176

MIRGOR

Buenos Aires, september 15, 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 27 2006 WASH, D.C. 210 SECTION

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the six month period of the fiscal year N° 36, ended on June 30, 2006, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

Dr. Mauricio Blacher
Chief Financial Manager

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Argentina - Tel: (54-11) 6394-2800 - Fax: (54-11) 6394-2899
Planta: Einstein 1111 (9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 30 DE JUNIO DE 2006

JUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISION FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto G. Vazquez (*)

VICEPRESIDENTE

Dr. José Luis Caputo

DIRECTORES TITULARES

Ing. Jorge Antonio Caputo
Sr. José Fara (*)
Ing. Alejandro Carrera (*)

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

COMISION FISCALIZADORA

Síndicos Titulares

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Matias Romero Zapiola

Síndicos Suplentes

Dr. Andrés Mercau Saavedra
Dr. Hugo Kaplan
Dr. Jorge Oyuela

(*) Integrantes del Comité de auditoría

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISION LIMITADA DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Directores de
MIRGOR S.A.C.I.F.I.A.

1. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de MIRGOR S.A.C.I.F.I.A. al 30 de junio de 2006 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el período de seis meses finalizado en esa fecha. Asimismo, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado adjunto de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada al 30 de junio de 2006 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el período de seis meses finalizado en dicha fecha, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad.

2. Nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

3. Al 30 de junio de 2006 la Sociedad y su sociedad controlada mantenían registrados créditos fiscales no corrientes en concepto de impuesto a la ganancia mínima presunta e impuesto al valor agregado por un total de $5.750.103 cuya recuperabilidad depende de que las sociedades generen suficientes ingresos gravados para su absorción. A la fecha de emisión de este informe no es posible estimar el importe que se recuperará de dichos créditos.

4. Basados en nuestra revisión, no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 1. para que los mismos estén presentados de conformidad con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina, y las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores. Esta manifestación debe ser leída considerando la incertidumbre descripta previamente en el párrafo 3. cuya resolución no puede determinarse a la fecha de este informe.

5. En relación con el estado de situación patrimonial de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada al 31 de diciembre de 2005 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada por el período de seis meses finalizado el 30 de junio de 2005, presentados con propósitos comparativos, informamos que:

   (a) Hemos emitido con fecha 10 de marzo de 2006 un informe de auditoría de los estados contables de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada al 31 de diciembre de 2005, el cual incluyó una salvedad indeterminada en relación con la recuperabilidad de ciertos créditos fiscales cuyo saldo ascendía a $5.745.585. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 31 de diciembre de 2005.

   (b) Hemos emitido con fecha 10 de agosto de de 2005 un informe de revisión limitada de los estados contables de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada por el período de seis meses finalizado el 30 de junio de 2005, el cual incluyó una salvedad indeterminada en relación con la recuperabilidad de ciertos créditos fiscales cuyo saldo ascendía a $5.540.969.

6. En cumplimiento de disposiciones vigentes, informamos que:

   (a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances.

   (b) Los estados contables de MIRGOR S.A.C.I.F.I.A. surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la Nota 9 a los estados contables adjuntos.

(c) La información contenida en los puntos 2., 3. y 5. de la "Reseña Informativa por el período de seis meses finalizado el 30 de junio de 2006" presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 30 de junio de 2006 adjuntos y al 30 de junio de 2005, 2004, 2003 y 2002, para este último luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la Nota 1.b) a los estados contables individuales adjuntos, que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de revisión limitada de fechas 10 de agosto de 2005, 10 de agosto de 2004, 8 de agosto de 2003 y 23 de agosto de 2002, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. Adicionalmente, la información correspondiente a los períodos finalizados el 30 de junio de 2002 no fue modificada por la Dirección de la Sociedad para incorporar los cambios en los criterios de medición establecidos por las normas contables vigentes a partir del 1° de enero de 2003.

(d) Al 30 de junio de 2006, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $344.986, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
10 de agosto de 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. – T° 1 F° 13

Karén Grigorian (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° 175 F° 031

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. (U.S. "SEC") FILE Nº 82-3941

Domicilio Legal: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 12 de agosto de 2004.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N° 36, INICIADO EL 1 DE ENERO DE 2006
RESEÑA INFORMATIVA (*)
Por el período finalizado el 30 de JUNIO de 2006
(Cifras expresadas en pesos – ver Nota 1.b)

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO

La actividad económica argentina continúa su ritmo creciente. El sector automotriz contribuye para lograr este resultado importante.
De acuerdo a lo que indican los analistas, las mejoras salariales y la sostenida confianza de los consumidores son las causas principales que impulsan el crecimiento.

En la industria automotriz, la producción aumenta a tasas mayores que la demanda.
Sin embargo cuando se analiza la composición de la demanda se puede ver claramente una caída en la participación relativa de los autos importados y un crecimiento de la demanda de autos producidos localmente. De todas formas, la participación de éstos en la demanda total no logra recuperarse a los niveles anteriores a la devaluación del año 2002.

Las terminales que más crecen son las que tienen vehículos especializados y que han logrado tener un buen balance entre las ventas del mercado local y el mercado externo.
Esta característica permite marcar una diferencia importante con el período más exitoso de la década anterior ya que las exportaciones representan casi el 50% de la producción argentina, sin embargo los destinos de las mismas están mejor repartidos.
México y Chile se han sumado a Brasil como los mercados que más demandan autos argentinos, pero existe una gran cantidad de mercados más pequeños que lograr agregar un volumen interesante a las exportaciones de nuestro país.

Las ventas de Mirgor en el mercado automotriz se han visto muy beneficiadas por este crecimiento, y en especial por el lanzamiento de los nuevos modelos 307 y Suran, los que se incorporaron recientemente a la línea de productos de la Compañía.

Los volúmenes de producción de autos de los últimos dos meses del trimestre se vieron afectados por los conflictos gremiales producidos durante la negociación salarial entre SMATA y las terminales que tienen trabajadores de ese sindicato.

La producción en la industria automotriz del primer trimestre creció un 24,5% en el primer semestre del año. Tanto la exportación como los autos para abastecer la demanda doméstica tuvieron un comportamiento de crecimiento similar.

Las ventas de Mirgor, en unidades aumentaron un 41,6%, como consecuencia de la mayor participación de mercado que obtuvo la Empresa en función del crecimiento de sus nuevos modelos.

Las ventas de sistemas de climatización para autos con aire acondicionado crecieron un 62,7% durante el primer trimestre del año, marcando un aumento de su participación dentro del total del mix de ventas de la empresa. En este período se alcanzó puntualmente un récord al lograr una penetración del 83% en el volumen de ventas de la Empresa.

En el caso de los tableros de instrumentos, se produjo una caída del 45,5%. Volkswagen ha dedicado una parte sustancial de su capacidad productiva al modelo Suran para poder abastecer a sus redes locales y extranjeras que han tenido un buen resultado en el lanzamiento del modelo en Argentina, Brasil y México. Por este motivo se han visto reducida la producción de las distintas versiones de Polo y Caddy (de alto valor agregado para MIRGOR).

Las ventas de equipos de aire acondicionado domiciliario aumentaron de 1668 unidades en el segundo trimestre del año anterior a 29.945 en el mismo período del corriente año. Esta mejora en la actividad no automotriz hace que los montos vendidos por este rubro alcancen casi el 30% del monto total facturado por la Compañía.

2. ESTRUCTURA PATRIMONIAL CONSOLIDADA

	30/06/2006	30/06/2005	30/06/2004	30/06/2003	30/06/2002
Activo Corriente	190.937.982	108.486.640	78.136.595	58.364.849	83.324.317
Activo no Corriente	30.659.728	25.746.496	31.773.163	35.736.616	44.775.629
Total del Activo	221.597.710	134.233.136	109.909.758	94.101.465	128.099.946
Pasivo Corriente	122.124.292	63.311.081	47.003.781	23.463.253	58.033.459
Pasivo no Corriente	2.979.097	3.497.945	6.447.880	15.310.758	6.730.582
Total del Pasivo	125.103.389	66.809.026	53.451.661	38.774.011	64.764.041
Participación Minoritaria	8.875	5.702	4.542	3.656	4.098
Patrimonio Neto	96.485.446	67.418.408	56.453.555	55.323.798	63.331.807
Total de Pasivo y Patrimonio Neto	221.597.710	134.233.136	109.909.758	94.101.465	128.099.946

3. ESTRUCTURA DE RESULTADOS CONSOLIDADOS

	30/06/2006	30/06/2005	30/06/2004	30/06/2003	30/06/2002
Resultado operativo ordinario	10.881.410	10.085.298	3.668.242	(823.092)	(112.461)
Resultados financieros	3.363.717	(5.163.207)	(1.824.575)	(955.362)	(9.878.837)
Otros (egresos) / ingresos	31.229	157.791	(220.758)	(1.579.844)	(131.542)
Impuesto a las ganancias	(201.215)	(350.393)	(559.712)	(103.000)	0
Resultado participación minoritaria	(1.559)	(505)	(423)	(126)	1.415
Resultado neto	14.073.582	4.728.984	1.062.774	(3.461.424)	(10.121.425)

4. DATOS ESTADÍSTICOS (1)

Volumen de unidades		30/06/2006		30/06/2005		30/06/2004		30/06/2003		30/06/2002	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	126.739	213.784	80.102	141.527	62.647	111.491	46.169	83.979	28.623	51.990
Ventas	(3)	99.445	165.895	51.573	98.043	53.626	96.437	41.010	79.280	17.820	26.220
- Locales		78.033	134.273	38.505	71.919	32.633	58.526	20.434	34.498	17.820	26.220
Equipos c/aire		37.965	65.115	23.332	41.530	18.824	34.330	9.081	14.659	8.135	12.630
Equipos s/aire		7.573	15.390	8.827	16.330	8.789	14.988	6.921	11.900	5.600	7.675
Tableros		2.548	7.090	4.678	9.577	5.020	9.208	4.432	7.939	4.085	5.915
AA Res.		29.947	46.678	1.668	4.482						
- Exportación		21.412	31.622	13.068	26.124	20.993	37.911	20.576	44.782		

(1) A partir del ejercicio 2004 se exponen las unidades vendidas por Interclima S.A. como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. INDICES

	30/06/2006	30/06/2005	30/06/2004	30/06/2003	30/06/2002
Liquidez	1,56	1,71	1,66	2,49	1,44
Solvencia	0,77	1,01	1,06	1,43	0,98
Inmovilización del capital	0,14	0,19	0,29	0,37	0,35

6. COTIZACIONES (valores a tanto por 1$ de valor nominal)

ENE 05	ENE 06	FEB 05	FEB 06	MAR 05	MAR 06
26.3	40.20	28.2	48.90	28.00	53.00
ABR 05	ABR 06	MAY 05	MAY 06	JUN 05	JUN 06
29.00	59.50	29.25	59.00	28.5	52.00

7. PERSPECTIVAS

La actividad de la Empresa mantiene un buen ritmo de crecimiento, acompañando a la industria.

De acuerdo a los proyectos que muestran los clientes, el resto del año se mantendrá en parámetros similares.

Resta saber cual será el impacto de las medidas de controles de precio que se están tomando para las ventas en el mercado interno frente a las subas de costos que se han registrado, en especial frente a los fuertes incrementos salariales. Asimismo cabe esperar, que esta suba de costos internos no afecte en el futuro la competitividad argentina.

Buenos Aires, 10 de agosto de 2006

Lic. Roberto G. Vazquez
Presidente

(*) Información no cubierta por el informe de revisión limitada excepto 2, 3 y 5.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N° 36, POR EL PERIODO DE SEIS MESES INICIADO EL 1° DE ENERO Y FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 12 de agosto de 2004.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 31 de mayo de 2070.

Sociedad Controlante: Ver en Nota 6 a los estados contables individuales.

Composición del capital: Ver Nota 3 a los estados contables individuales.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 30 DE JUNIO DE 2006
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	31/12/2005
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	12.707.350	19.024.378
Créditos por ventas - Nota 2	74.609.863	78.911.844
Créditos fiscales - Nota 2	2.128.024	2.736.541
Otros créditos - Nota 2	870.307	309.326
Bienes de cambio - Nota 2	100.622.438	61.997.660
TOTAL DEL ACTIVO CORRIENTE	190.937.982	162.979.749
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 2	6.292.847	6.298.910
Otros créditos - Nota 2	675.943	460.037
Activos intangibles - Nota 1.f.b)	114.982	195.345
Bienes de uso - Nota 1.f.a)	23.575.956	17.908.861
TOTAL DEL ACTIVO NO CORRIENTE	30.659.728	24.863.153
TOTAL DEL ACTIVO	221.597.710	187.842.902

Las notass 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individulaes de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 30 DE JUNIO DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	31/12/2005
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	97.757.207	82.364.442
Remuneraciones, cargas sociales y fiscales - Nota 2	8.013.175	7.947.172
Anticipos de clientes - Nota 2	1.989	8.697.347
Préstamos - Nota 2	14.659.471	2.422.084
Otros pasivos	1.692.450	891.678
TOTAL DEL PASIVO CORRIENTE	122.124.292	102.322.723
PASIVO NO CORRIENTE		
Préstamos - Nota 2	1.052.939	3.100.800
Deudas fiscales - Nota 2	676.158	-
Otros pasivos	1.250.000	-
TOTAL DEL PASIVO NO CORRIENTE	2.979.097	3.100.800
TOTAL DEL PASIVO	125.103.389	105.423.523
PARTICIPACIÓN DE TERCEROS EN SOCIEDADES CONTROLADAS	8.875	7.315
PATRIMONIO NETO	96.485.446	82.412.064
TOTAL DEL PASIVO, PARTICIPACIÓN DE TERCEROS Y PATRIMONIO NETO	221.597.710	187.842.902

Las notass 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individulaes de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	30/06/2005
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 30.959.131 y de 15.097.875 respectivamente)	197.617.261	103.819.982
Costo de los bienes vendidos	(168.399.634)	(85.941.023)
GANANCIA BRUTA	29.217.627	17.878.959
Gastos de administración	(10.440.529)	(4.753.924)
Gastos de comercialización	(7.895.888)	(3.039.737)
Resultados financieros y por tenencia generados por activos:		
Intereses	928.916	100.768
Diferencia de cambio	96.116	(266.590)
Resultado por tenencia de bienes de cambio	2.505.370	(2.270.595)
Previsión para deudores incobrables	-	(621.133)
Previsiön para desvalorización de bienes de uso	-	140.846
Previsión para desvalorización de créditos fiscales	841.010	(240.017)
Previsión para desvalorización y obsolescencia de bienes de cambio	1.597.509	(1.777.508)
Resultado por tenencia de bonos	-	(67.435)
Resultados financieros y por tenencia generados por pasivos:		
Intereses	(1.886.307)	(1.147.312)
Diferencia de cambio	(718.897)	985.769
Otros ingresos - Neto	31.229	157.791
GANANCIA ANTES DEL IMPUESTO A LAS GANANCIAS	14.276.156	5.079.882
Impuesto a las ganancias	(201.215)	(350.393)
GANANCIA DESPUES DEL IMPUESTO A LAS GANANCIAS	14.074.941	4.729.489
Participación de terceros en sociedades controladas	(1.559)	(505)
GANANCIA NETA DEL PERIODO	14.073.382	4.728.984

Las notas 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individulaes de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON EL MISMO PERIODO EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	30/06/2005
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	19.024.378	17.674.11
Efectivo al cierre del período	12.707.350	11.496.14
(Disminución) neta del efectivo	(6.317.028)	(6.177.96
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del período	14.073.382	4.728.98
Intereses y diferencia de cambio devengada sobre deuda	718.383	291.04
Impuesto a las ganancias	201.215	350.39
Ajustes para arribar al flujo neto de efectivo (utilizado en) generado por las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	1.512.596	2.207.84
Resultado (ganancia) por venta de bienes de uso	(29.506)	
Participación minoritaria	1.559	50
(Disminución) Aumento de la previsión para desvalorización y obsolescencia de bienes de cambio	(1.597.509)	1.777.50
Aumento de la previsión para créditos por venta	-	621.13
(Disminución) de la previsión para desvalorización de bienes de uso	-	(140.84
(Disminución) Aumento de la previsión para desvalorización de créditos fiscales	(841.010)	240.01
(Disminución) de la previsión para garantías y mayores costos	-	(255.821
Variación en activos y pasivos operativos		
Disminución de créditos por ventas	4.301.980	3.253.31
(Aumento) de bienes de cambio	(37.027.269)	(20.759.14
(Aumento) Disminución otros créditos	(776.887)	73.71
Aumento de deudas comerciales	15.392.765	3.793.33
Aumento de remuneraciones, cs. sociales y fiscales (neto de créditos fiscales)	1.656.536	751.04
(Disminución) Aumento de anticipo de clientes	(8.695.358)	5.515.78
Aumento otros pasivos	2.050.773	30.90
Intereses pagados	(377.030)	(513.82
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(9.435.380)	1.965.89

Información complementaria

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON SIMILAR PERIODO EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	30/06/2005
ACTIVIDADES DE INVERSIÓN		
Altas de bienes de uso	(7.099.328)	(1.191.300
Ventas de bienes de uso	29.506	-
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSION	(7.069.822)	(1.191.300
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(9.128.000)	(12.952.559
Ingreso por préstamos	19.316.174	6.000.00(
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	10.188.174	(6.952.559
(DISMINUCION) NETA DEL EFECTIVO	(6.317.028)	(6.177.969

(1) Considerando como efectivo a caja y bancos.

Las notas 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individulaes de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables en la preparación y presentación de los estados contables:

De acuerdo con lo dispuesto por la Resolución Nro. 368 de la Comisión Nacional de Valores, la publicación de los estados contables consolidados debe presentarse precediendo a los estados contables individuales de la emisora. Esta disposición sólo implica un cambio de ubicación de la información consolidada, no modificando el carácter de información principal de los estados contables individuales y de complementario el de los estados contables consolidados, de acuerdo con lo establecido por la Ley de Sociedades Comerciales y las normas contables profesionales vigentes. Por tal motivo y para su correcta interpretación, los presentes estados contables consolidados deben ser leídos conjuntamente con los estados contables individuales.

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogenea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la Nota 1 a los estados contables individuales, excepto por la valuación de la inversión en sociedad controlada que en los presentes estados consolidados ha sido incorporada línea por línea siguiendo los criterios de la Resolución Técnica N° 21 de la F.A.C.P.C.E. con las eliminaciones correspondientes.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

d) Bases de consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de diciembre de 2005, 30 de junio de 2006 y 2005, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 30/06/2006, 31/12/2005 y 30/06/2005	Fecha de cierre del período – último estado contable emitido
Interclima Sociedad Anónima	99,9667	30/06/2006

En la consolidación, los importes de la inversión en la sociedad controlada y la participación en sus resultados y flujos de efectivo se reemplazan por la totalidad de los activos, pasivos, resultados y flujos de efectivo de la misma, reflejando separadamente la participación minoritaria de terceros en sociedades controladas. Los créditos y deudas y las operaciones entre miembros del grupo consolidado se eliminan en la consolidación. Los resultados originados por operaciones entre miembros del grupo consolidado no trascendidos a terceros y contenidos en los saldos finales de activos y pasivos, han sido eliminados.

e) Estados contables utilizados en la consolidación:

Para la preparación de los estados consolidados al 31 de diciembre de 2005, 30 de junio de 2006 y 2005, se utilizaron los estados contables de Interclima Sociedad Anónima a dichas fechas, los que cuentan con un informe de auditoria de fecha 10 de marzo 2006, y de revisión limitada de fecha 10 de agosto de 2006 y 2005, respectivamente, los cuales contienen una salvedad determinada por la discrepancia en la valuación del pasivo por impuesto a las ganancias; (dicho ajuste ha sido considerado para la valuación de la inversión y en consecuencia en los presentes estados contables consolidados), y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de ciertos créditos fiscales.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

f) Evolución de bienes de uso y activos intangibles:

a) Bienes de uso:

	30-06-06	31-12-05
Saldo al inicio	17.908.861	19.463.592
Altas	7.099.328	2.291.401
Bajas (neto de depreciaciones acumuladas)	-	(40.676)
Disminución de la previsión para desvalorizaciones	-	281.691
Depreciaciones	(1.432.233)	(4.087.147)
Saldo al cierre	23.575.956	17.908.861

b) Activos intangibles:

	30-06-06	31-12-05
Saldo al inicio	195.345	356.069
Amortizaciones	(80.363)	(160.724)
Saldo al cierre	114.982	195.345

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	30/06/2006	31/12/2005
ACTIVO CORRIENTE		
Caja y bancos		
Caja en moneda nacional	30.647	26.106
Caja en moneda extranjera	24.139	21.208
Bancos en moneda nacional	4.911.030	10.601.796
Bancos en moneda extranjera	7.741.534	8.375.268
	12.707.350	19.024.378
Créditos por ventas		
Deudores por ventas	74.313.305	79.398.361
Deudores por ventas en moneda extranjera	1.354.413	571.338
Previsión para deudores incobrables	(1.057.855)	(1.057.855)
	74.609.863	78.911.844
Créditos fiscales		
IVA saldo a favor	1.069.281	1.203.895
Retenciones y percepciones	730.195	659.077
Otros	328.548	873.569
	2.128.024	2.736.541
Otros créditos		
Seguros a devengar	472.332	138.036
Préstamos al personal	128.456	57.622
Otros	269.519	113.668
	870.307	309.326
Bienes de cambio		
Productos elaborados	21.579.345	15.885.451
Materia prima	65.373.882	39.527.943
Materia prima en tránsito	19.060.971	13.223.760
Existencia al cierre	106.014.198	68.637.154
Anticipos a proveedores en moneda nacional	2.719.757	3.702.391
Anticipos a proveedores en moneda extranjera	2.953.304	2.320.445
Previsión para desvalorización de bienes de cambio	(11.064.821)	(12.662.330)
	100.622.438	61.997.660

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – **Continuación**

	30/06/2006	31/12/2005
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. crédito fiscal	3.981.998	3.886.201
Impuesto a la ganancia mínima presunta	1.768.105	1.808.441
Reintegros a cobrar en moneda nacional	1.913.972	2.718.042
Beneficios promocionales a cobrar	885.447	885.447
Crédito por impuesto a las ganancias diferido	3.432.273	3.700.344
Previsión para desvalorización del crédito por impuesto a las ganancias diferido	(2.934.313)	(3.194.594)
Otros	38.230	128.904
Previsión para desvalorización de créditos fiscales	(2.792.865)	(3.633.875)
	6.292.847	6.298.910
Otros créditos		
Sociedad Art. 33 y otras sociedades relacionadas - Nota 3	675.943	460.037
	675.943	460.037
PASIVO CORRIENTE		
Comerciales		
Proveedores	62.242.181	61.106.400
Proveedores en moneda extranjera	35.515.026	21.214.005
Sociedad Art. 33 y otras sociedades relacionadas en moneda extranjera - Nota 3	-	44.037
	97.757.207	82.364.442
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	631.861	1.979.167
Provisión para S.A.C. y vacaciones	1.655.374	1.050.817
Provisión para impuesto a las ganancias	31.173	547.954
Tasa seguridad e higiene	471.324	300.774
Ingresos brutos a pagar	705.022	55.009
Retenciones y percepciones	441.457	245.907
Otras deudas fiscales	4.076.964	3.767.544
	8.013.175	7.947.172

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – **COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación**

	30/06/2006	31/12/2005
Anticipos de clientes		
En moneda extranjera	1.989	8.697.347
	1.989	8.697.347
Préstamos		
Financieros en moneda local	11.039.332	-
Financieros en moneda extranjera	3.620.139	2.422.084
	14.659.471	2.422.084
Otros pasivos		
Provisión para honorarios directores	1.255.162	-
Regalías a pagar	436.073	372.175
Otros	1.215	519.503
	1.692.450	891.678
PASIVO NO CORRIENTE		
Préstamos		
Financieros en moneda extranjera	1.052.939	3.100.800
	1.052.939	3.100.800
Deudas fiscales		
Ingresos brutos a pagar	676.158	-
	676.158	-
Otros pasivos		
Provisión para honorarios directores	1.250.000	-
	1.250.000	-

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS

Los saldos con sociedades relacionadas y controlante para las operaciones realizadas durante el período de seis meses finalizado el 30 de junio de 2006 y para el ejercicio finalizado el 31 de diciembre de 2005, son los siguientes:

	30/06/2006	31/12/2005
Otros créditos (No corrientes)		
IL TEVERE S.A. (2)	675.943	460.037
Total	675.943	460.037
Deudas comerciales		
VALEO SECURITE HABITABLE (1)	-	44.037
Total	-	44.037

Las transacciones con sociedades relacionadas y controlante, durante el período de seis meses finalizado el 30 de junio de 2006 y 2005, son los siguientes:

	30/06/2005			
	Compra de mercaderías	Venta de mercaderías	Servicios recibidos	Regalías
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	2.201.314	1.829.483	-	-
VALEO CHINA (1)	217.944	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (1)	541.210	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (1)	186.823	-	-	-
VALEO KLIMASYSTEME GMBH (1)	49.112	-	-	-
VALEO COMPONENTES AUTOMOVILES (1)	18.991	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (1)	964.265	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	119.226	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (1)	2.052.997	-	-	-
VALEO SECURITE HABITACLE (1)	541.478	-	-	-
VALEO THERMIQUE FRANCIA (1)	368.884	-	74.127	-
VALEO THERMIQUE MOTEUR (1)	2.393.176	-	-	-
VALEO ZARAGOZA (1)	3.014.202	-	-	-
VCC UP ECHANGEURS (1)	1.770.725	-	-	473.146
	14.440.347	1.829.483	74.127	473.146

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS – Continuación

(1) Sociedad relacionada hasta el 27 de Septiembre de 2005 (Ver (2)).

(2) Sociedad controlante. Con fecha 27 de Septiembre de 2005 los accionistas locales de Il Tevere S.A., propietaria del 52% de Mirgor S.A.CI.F.I.A., han adquirido de Valeo System Thermique France su participación en esta sociedad, consecuentemente a partir de la mencionada fecha Valeo y las sociedades pertenecientes a dicho grupo no forman parte del grupo económico al que pertenece Mirgor S.A.C.I.F.I.A.

NOTA 4 – INFORMACIÓN POR SEGMENTOS

La Sociedad y la sociedad controlada operan en los segmentos de negocio de climatización automotriz y residencial. Los criterios de valuación aplicables para preparar la información por segmentos de negocios son los descriptos en la Nota 1 de los presentes estados contables.

	CLIMATIZACION		
INGRESOS	**AUTOMOTRIZ**	**RESIDENCIAL**	**TOTAL**
Ventas (netas de intereses implicitos)	121.681.360	44.976.770	166.658.130
Beneficio Fiscal	21.570.709	9.388.422	30.959.131
Total	143.252.069	54.365.192	197.617.261
PATRIMONIAL			
Activos Asignados	192.000.986	29.596.724	221.597.710
Altas	7.033.352	65.976	7.099.328

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACION EN SOCIEDAD POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO 2006 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

2006													2005
Denominación y característica de los valores	Valores nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Información sobre el emisor							Valor de libros
						Actividad principal	Últimos estados contables emitidos				% de partipac. s/ capital social		
							Fecha	Capital	Rdo del período	P. Neto			
Inversiones no corrientes: Soc.Art. 33 Ley 19.550													
INTERCLIMA S.A.	1	11.996	8.815.917	22.673.869	22.673.869	Fabricación de autopartes e intercambiadores p/equipos de aire acondicionado y calefacción	30/06/06	12.000	4.682.581	26.650.878	99.97%		18.293.834
Total Inversiones no corrientes					22.673.869								18.293.834

ANEXO "H"

INFORMACION REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO 2006 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006				30/06/2005
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldo y jornales	8.666.517	2.486.939	343.143	11.496.599	6.179.119
Contribución y beneficios sociales	2.678.842	1.041.080	123.961	3.843.883	1.443.903
Seguros	610.838	53.592	4.517	668.947	233.862
Honorarios y gastos de capacitación	721.612	3.114.444	3.023	3.839.079	776.405
Impuestos, tasas y contribuciones	1.627.560	450.330	2.643.958	4.721.848	1.589.573
Mantenimiento	423.709	299.355	0	723.064	449.826
Depreciación bienes de uso	843.232	574.098	14.903	1.432.233	2.127.483
Amortizaciones de activos intangibles	7.833	72.530	0	80.363	80.363
Alquileres	784.920	0	0	784.920	340.777
Gastos de nacionalización y despacho	3.139.093	0	0	3.139.093	2.757.023
Regalías	0	0	1.008.412	1.008.412	915.551
Diversos	1.061.461	800.404	651.393	2.513.258	1.075.722
Transporte, fletes y acarreos	12.750.004	0	3.102.578	15.852.582	7.551.284
Gastos bancarios	0	1.368.303	0	1.368.303	583.626
Energía	200.004	0	0	200.004	148.935
Movilidad	0	179.454	0	179.454	114.573
TOTALES 30-06-2006	33.515.625	10.440.529	7.895.888	51.852.042	
TOTALES 30-06-2005	18.604.364	4.753.924	3.039.737		26.368.025

ESTADO DE SITUACION PATRIMONIAL AL 30 DE JUNIO DE 2006
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	31/12/2005
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	12.494.706	17.137.992
Créditos por ventas - Nota 2	36.562.622	17.421.944
Créditos fiscales - Nota 2	1.277.459	1.510.281
Otros créditos - Nota 2	548.020	294.859
Bienes de cambio - Nota 2	85.831.708	54.133.149
TOTAL DEL ACTIVO CORRIENTE	136.714.515	90.498.225
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades	22.673.869	18.293.834
Créditos fiscales - Nota 2	1.869.409	1.952.865
Otros créditos - Nota 2	675.943	460.037
Bienes de uso	19.195.036	15.087.079
Activos intangibles	96.706	169.236
TOTAL DEL ACTIVO NO CORRIENTE	44.510.963	35.963.051
TOTAL DEL ACTIVO	181.225.478	126.461.276

Las notas 1 a 12 integran estos estados contables.

ESTADO DE SITUACION PATRIMONIAL AL 30 DE JUNIO DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	31/12/2005
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	55.457.950	30.855.735
Remuneraciones, cargas sociales y fiscales - Nota 2	3.247.467	2.981.397
Préstamos - Nota 2	14.659.471	2.422.084
Otros pasivos - Nota 2	8.708.755	4.689.196
TOTAL DEL PASIVO CORRIENTE	82.073.643	40.948.412
PASIVO NO CORRIENTE		
Deudas fiscales - Nota 2	363.450	-
Préstamos - Nota 2	1.052.939	3.100.800
Otros pasivos - Nota 2	1.250.000	-
TOTAL DEL PASIVO NO CORRIENTE	2.666.389	3.100.800
TOTAL DEL PASIVO	84.740.032	44.049.212
PATRIMONIO NETO (Según estado respectivo)	96.485.446	82.412.064
TOTAL DEL PASIVO Y PATRIMONIO NETO	181.225.478	126.461.276

Las notas 1 a 12 integran estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	30/06/2005
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 21.570.709 y de 14.324.184 respectivamente) - Nota 4.e)	138.127.740	96.062.884
Costo de los bienes vendidos	(116.940.484)	(81.858.902)
GANANCIA BRUTA	21.187.256	14.203.982
Gastos de administración	(9.288.194)	(4.465.914)
Gastos de comercialización	(5.152.954)	(2.517.802)
Resultado de inversiones permanentes - Nota 1	4.380.035	855.417
Resultados financieros y por tenencia generados por activos		
Intereses	418.911	141.296
Diferencia de cambio	128.342	(206.298)
Resultado por tenencia de bienes de cambio	2.218.864	(2.039.061)
Previsión para deudores incobrables	0	(621.133)
Previsión para desvalorización y obsolescencia de bienes de cambio	1.440.238	(1.252.887)
Resultado por tenencia de bonos	0	(67.435)
Resultados financieros y por tenencia generados por pasivos		
Intereses	(919.881)	(1.019.156)
Diferencia de cambio	(991.188)	961.178
Otros ingresos - neto - Nota 2	651.953	756.797
GANANCIA NETA DEL PERIODO	14.073.382	4.728.984
RESULTADO POR ACCION - NOTA 11		
BÁSICO - ORDINARIO	0,7037	0,2364
DILUIDO - ORDINARIO	0,7037	0,2364

Las notas 1 a 12 integran estos estados contables.

ESTADO DE EVOLUCION DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b)

DETALLE	30/06/2006									30/06/2005
	Aportes de los propietarios				Resultados acumulados					
					Ganancias reservadas					
	Capital social	Ajustes del capital social	Primas de emisión	Sub total	Reserva legal	Otras reservas (*)	Total	Resultados no asignados	Total	Total
Saldos al inicio del ejercicio	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	68.658.715	82.412.064	62.690.638
Devolución aportes irrevocables										(1.214)
Ganancia neta del período								14.073.382	14.073.382	4.728.984
Saldos al 30 de junio 2006	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	82.732.097	96.485.446	
Saldos al 30 de junio 2005	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	53.665.059		67.418.408

(*) Ver nota 3.b-

Las notas 1 a 12 integran estos estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	30/06/200
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	17.137.992	17.561.1
Efectivo al cierre del período	12.494.706	10.979.8
(Disminución) neta del efectivo	(4.643.286)	(6.581.3
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del período	14.073.382	4.728.9
Intereses y diferencia de cambio devengada sobre deuda	378.383	291.0
Ajustes para arribar al flujo neto de efectivo (utilizado en) generado por las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	1.167.516	1.833.1
Resultado (ganancia) por venta de bienes de uso	(29.506)	
Aumento neto de previsión para créditos por ventas	0	621.1
(Disminución) Aumento de previsión para desvalorización y obsolescencia de bienes de cambio	(1.440.238)	1.252.8
Resultado por participaciones permanentes en sociedades	(4.380.035)	(855.41
Variación en activos y pasivos operativos		
(Aumento) de créditos por ventas	(19.140.678)	(1.251.84
(Aumento) de bienes de cambio	(30.258.321)	(16.034.06
(Aumento) Disminución de otros créditos	(469.067)	81.8
Aumento de deudas comerciales	24.602.215	8.569.1
Aumento de remuneraciones, cargas sociales y fiscales (neto de créditos fiscales)	945.798	982.3
(Disminución) de anticipos de clientes	0	(3.572.24
Aumento de otros pasivos	5.269.558	5.018.2
Intereses pagados	(377.030)	(513.82
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(9.658.023)	1.151.34

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 12 integran estos estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	30/06/2006	30/06/2005
ACTIVIDADES DE INVERSIÓN		
Adquisiciones netas de bienes de uso	(5.202.943)	(780.09
Venta de bienes de uso	29.506	
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSIÓN	(5.173.437)	(780.09
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(9.128.000)	(12.952.55
Ingreso por préstamos	19.316.174	6.000.0
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	10.188.174	(6.952.55
(DISMINUCIÓN) NETA DEL EFECTIVO	(4.643.286)	(6.581.30

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 12 integran estos estados contables.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicadas en la preparación y presentación de los estados contables

Los presentes estados contables fueron preparados de acuerdo con las normas contables vigentes establecidas por la Comisión Nacional de Valores (CVN).

Con motivo del convenio de acuerdo de voluntades firmado en julio de 2004, entre la F.A.C.P.C.E. y el C.P.C.E.C.A.B.A., a los efectos de unificar las normas contables profesionales, en abril de 2005, la F.A.C.P.C.E. aprobó una serie de cambios a sus RTs e interpretaciones a través de la Resolución N° 312/05. Posteriormente, en agosto de 2005 el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, aprobó las RTs de la F.A.C.P.C.E. (con las modificaciones incorporadas hasta el 1° de abril de 2005), y estableció que dichas normas contables tendrán una vigencia general obligatoria para ejercicios completos o períodos intermedios correspondientes a los ejercicios que se inicien a partir del 1° de enero de 2006, admitiéndose su aplicación anticipada, y un período de transición para ciertos cambios relacionados con las comparaciones con valores recuperables y con la exposición de cierta información complementaria referida a la contabilización del impuesto a las ganancias, cuya aplicación obligatoria será para los ejercicios que se inicien a partir del 1° de enero de 2008.

Con fecha 29 de diciembre de 2005 y 26 de enero de 2006, la Comisión Nacional de Valores (C.N.V.) emitió sus Resoluciones Generales N° 485 y 487, respectivamente, por medio de las cuales dispuso la adopción (con algunas modificaciones) y aplicación para los ejercicios completos o períodos intermedios correspondientes a los ejercicios iniciados a partir del 1° de enero de 2006 de las RTs N° 6, 8, 9, 11, 14, 16, 17, 18, 21 y 22 y las interpretaciones 1, 2, 3 y 4 de la F.A.C.P.C.E. adoptadas por el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, mencionada en el párrafo anterior. Los cambios de mayor relevancia para la Sociedad derivados de lo dispuesto por la C.N.V. por medio de las Resoluciones Generales N° 485 y 487, son los siguientes:

a) Comparaciones con valores recuperables de bienes de uso y activos intangibles. Dicha comparación debe efectuarse en un solo paso y registrar una desvalorización cuando el valor actual esperado de los flujos netos de fondos (y el valor neto de realización) es menor que el valor contable. Asimismo, la comparación debe hacerse a nivel de cada bien o, en caso de imposibilidad basada en fundamentos objetivos, al nivel de cada unidad generadora de efectivo. En caso de presentarse información por segmento deberá utilizarse el mismo criterio de agrupación.

b) Se establece que la diferencia entre el valor contable ajustado por inflación de los bienes de uso (y otros activos no monetarios) y su base fiscal es una diferencia temporaria que da lugar al reconocimiento de un pasivo diferido, pero se admite que siga considerándose como una diferencia permanente, requiriéndose en este caso la presentación de cierta información

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

complementaria adicional relacionada con el valor del pasivo por impuesto diferido que se optó por no reconocer, así como su plazo de reversión.

c) Para las cuestiones no previstas en las normas contables generales o particulares y que no pueden resolverse mediante la utilización del Marco Conceptual de las normas contables, deberán aplicarse en forma supletoria las Normas Internacionales de Información Financiera e Interpretaciones aprobadas por el International Accounting Standard Board, que se encuentren vigentes en el ejercicio para el que aplique la supletoriedad.

A la fecha de emisión de los presentes estados contables y en relación a los cambios mencionados en los incisos a) y c), la Dirección de la Sociedad ha analizado el efecto de los mismos y ha concluído que no existen efectos significativos respecto los criterios de valuación y exposición utilizados por la misma hasta el 31 de diciembre de 2005.

Respecto del cambio mencionado en el inciso b), el efecto total (en términos de impuesto) de la diferencia por reexpresión de los bienes de uso e intangibles al cierre de los presentes estados contables asciende a 372.271,de haberse considerado la mencionada diferencia como temporaria, el patrimonio neto de la sociedad al inicio del ejercicio hubiera disminuido en 401.934, y el efecto sobre los resultados del período de seis meses finalizado el 30 de junio de 2006 hubiera implicado un menor cargo contable por impuesto a las ganancias de 29.663.
De haberse registrado la diferencia temporaria antes mencionada, el impacto en el cargo contable por impuesto a las ganancias diferido de los próximos ejercicios se vería reducido de la siguiente manera:

Plazos y valores	
Ejercicio	Monto
2006 restante	27.542
2007	46.792
2008	27.483
2009	20.671
2010	11.848
2011 en adelante	237.935
Total	372.271

La preparación de los estados contables, de acuerdo con normas contables profesionales vigentes, requiere la consideración por parte de la Dirección de la Sociedad de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados contables, como así también los montos de ingresos y gastos de cada período. Los resultados finales pueden diferir de esas estimaciones.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogenea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cuál corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables son los siguientes:

- Caja y bancos:
  - En moneda nacional: a su valor nominal.
  - En moneda extranjera: se convirtieron al tipo de cambio vigente al cierre de cada período o ejercicio para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados de cada período. El detalle respectivo se expone en el Anexo G.
- Créditos y pasivos:
  - En moneda local: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción.
  - En moneda extranjera: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

momento de cada transacción. Estos saldos fueron convertidos a moneda local al tipo de cambio vigente a la fecha de cierre de cada período o ejercicio aplicable para la liquidación de las respectivas operaciones. Las diferencias de cambio fueron imputadas al resultado de cada período. El detalle de cada rubro se expone en el Anexo G.

- Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, las cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañía. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

- Instrumentos financieros: la Sociedad no ha utilizado instrumentos financieros derivados en el período cerrado el 30 de junio de 2006 y ni por el ejercicio finalizado el 31 de diciembre de 2005, como así tampoco hasta la fecha de emisión de los presentes estados contables. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales, en opinión de la Dirección de la Sociedad, no difieren de su valor corriente.

- Bienes de cambio:
  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a su costo de reposición al cierre de cada período o ejercicio considerando los precios de contado para los volúmenes habituales de compra. Asimismo, para los bienes importados se han considerado los costos de reposición en moneda extranjera siendo convertidos al tipo de cambio vigente al cierre de cada período o ejercicio.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre de cada período o ejercicio con límite en su valor neto de realización.

  - Los anticipos a proveedores se valúan a su valor nominal, aquellos que corresponden a saldos en moneda extranjera fueron convertidos al tipo de cambio de cierre de cada período o ejercicio.

  El valor de los bienes de cambio, luego de considerar la previsión para desvalorización, no supera su valor recuperable.

- Participaciones Permanentes en Sociedades Controladas:
  Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

estados contables al 30 de junio de 2006, 31 de diciembre de 2005 y 30 de junio de 2005 de Interclima S.A., los que incluyen un informe de revisión limitada de fecha 10 de agosto de 2006 y 2005 y un informe de auditoria de fecha 10 de marzo de 2006, con salvedades determinadas por discrepancia en la valuación del pasivo por el impuesto a las ganancias y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de los créditos fiscales.

Por otra parte, en la determinación del valor patrimonial proporcional fue considerado un ajuste al valor de libros de la sociedad controlada para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.).

El resultado por la participación en la sociedad controlada se expone bajo el rubro "Resultado por participaciones permanentes en sociedades" del estado de resultados.

- Bienes de Uso
  - Los bienes de uso se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las depreciaciones acumuladas hasta la finalización de cada período o ejercicio.
  - La depreciación es calculada por el método de la línea recta, aplicando tasas anuales suficientes para extinguir los bienes de uso al final de su vida útil estimada.
  - La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.
  - El valor de los bienes de uso, a nivel de unidad generadora de efectivo, no supera su valor recuperable.
- Activos Intangibles
  - Los activos intangibles se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las amortizaciones acumuladas hasta la finalización de cada período o ejercicio.
  - Las amortizaciones se calculan siguiendo el método de la línea recta.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 - **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

- La valuación de los activos intangibles se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.

- El valor de libros de los activos intangibles, considerados en su conjunto, no supera su valor recuperable.

- En lo que respecta a las licencias para la comercialización de los productos adquiridos por la Sociedad, y considerando la evaluación de su capacidad para generar beneficios futuros, han sido amortizadas por el método lineal en tres años a partir de la utilización económica de las mismas.

- Previsiones:

  Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas a su valor estimado de recupero, la misma se ha constituido sobre un análisis individual de los mismos.
  b) Para desvalorización y obsolescencia de bienes de cambio: se ha constituído para adecuar el valor de ciertas existencias de productos terminados y otros bienes de cambio obsoletos o de lenta rotación a su valor probable de recupero.
  c) Para desvalorización del activo por impuesto a las ganancias diferido: ha sido constituído para reducir el valor de dichos activos a su valor probable de recupero, para ello se ha considerado tanto la situación fiscal de la Sociedad como así también las proyecciones futuras.
  d) Para desvalorización de créditos fiscales: se ha constituido para reducir el valor de libros de dichos créditos a su valor estimado de recupero, en su determinación se han considerado las estimaciones de la Dirección de la Sociedad y la opinión de sus asesores legales.

- Cuentas de patrimonio neto:

  Se encuentran reexpresadas de acuerdo con lo indicado en la Nota 1.b, excepto la cuenta "Capital social", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión se expone en la cuenta "Ajuste de capital social".

- Cuentas del estado de resultados:

  - Se computaron a su valor nominal con las siguientes excepciones:

    a) Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la sociedad controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la Sociedad, y el ajuste para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.)

b) Las depreciaciones de los bienes de uso y la amortización de los activos intangibles fueron calculadas sobre el valor de los activos respectivos, reexpresados de acuerdo con lo mencionado en la Nota 1.b.

c) El costo de los bienes vendidos se determinó sobre la base de los costos de reposición de cada mes. El resultado por tenencia se expone en el rubro "Resultados financieros y por tenencia".

d) Bajo la denominación de "Resultados financieros y por tenencia" se exponen en forma conjunta: a) las ganancias y costos financieros, b) los resultados por tenencia de bienes de cambio, c) las diferencias de cambio y d) los cargos y reversiones por créditos incobrables, desvalorizaciones y obsolescencia de bienes de cambio, desvalorizaciones de bienes de uso y otros activos en general.

e) La Sociedad ha segregado los componentes financieros implícitos devengados durante cada período en la medida en que fueran significativos.

- Impuesto a las Ganancias e impuesto diferido
  - Situación de MIRGOR S.A.C.I.F.I.A.

La Sociedad determina el cargo por impuesto a las ganancias de acuerdo con el método del impuesto a las ganancias diferido, el cual consiste en el reconocimiento, como crédito o deuda del efecto impositivo de las diferencias temporarias entre la valuación contable e impositiva de los activos y pasivos, y su posterior imputación a los resultados de los períodos en los cuales se produce la reversión de las mismas, considerando asimismo la posibilidad de aprovechamiento de los quebrantos impositivos en el futuro. Las diferencias temporarias determinan saldos activos o pasivos de impuesto a las ganancias diferido cuando su reversión futura disminuya o aumente los impuestos determinados.

El impuesto a la ganancia mínima presunta es complementario del impuesto a las ganancias, dado que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de ciertos activos a la tasa del 1%, de modo que la obligación fiscal de la Sociedad coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

el impuesto a la ganancia mínima presunta durante los siguientes diez ejercicios.

La Sociedad cuenta con quebrantos impositivos por la suma de 6.132.976 (de los cuales 5.904.410 son utilizables hasta el 31 de diciembre de 2007 y el resto, hasta el 31 de diciembre de 2009). Al 30 de junio de 2006 existe un activo por impuesto a las ganancias diferido de 2.934.313, el que ha sido desvalorizado en su totalidad en base a las expectativas actuales sobre la probabilidad de su utilización con ganancias sujetas al impuesto, y la situación fiscal de la compañía referida en la Nota 4.

La evolución del crédito por impuesto diferido y el cargo a resultados en el período de seis meses finalizado el 30 de junio de 2006 y 31 de diciembre de 2005 es la siguiente:

	30/06/2006		31/12/2005	
	Crédito por impuesto diferido	**Impuesto a las ganancias - Ganancia/(pérdida)**	**Crédito por impuesto diferido**	**Impuesto a las ganancias - Ganancia/(pérdida)**
Saldo al inicio del ejercicio - neto de previsión	-	-	-	-
Consumo de quebrantos impositivos	(217.464)	(217.464)	(1.014.318)	(1.014.318)
(Disminución) Aumento de las diferencias temporarias activas	116.569	116.569	8.037	8.037
Disminucion de las diferencias temporarias pasivas	-	-	599.849	599.849
Variación de la previsión para la desvalorización de los activos diferidos	100.895	100.895	406.432	406.432
Saldo al cierre del período / ejercicio - neto de previsión	-	-	-	-

La conciliación entre el cargo a resultados registrado por el impuesto a las ganancias y el resultante de aplicar la tasa del 35% establecida por las normas impositivas vigentes al resultado contable del período es la siguiente:

	30/06/2006	30/06/2005
Ganancia neta del período antes del impuesto a la ganancia	14.073.382	4.728.984
Diferencias permanentes (*)	(13.785.111)	(4.415.424)
Ganancia del período neta de diferencias permanentes	288.271	313.560
Tasa del impuesto	35%	35%
Impuesto determinado	(100.895)	(109.746)
Variación de la previsión para desvalorización de los activos diferidos	100.895	109.746
Cargo contable por impuesto a las ganancias	-	-

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

(*) Incluye resultado exento por promoción por actividad industrial de Tierra del Fuego.

El detalle de las partidas incluidas en el crédito por impuesto diferido al 30 de junio de 2006 y 31 de diciembre 2005 es el siguiente:

Diferencias temporarias activas	30/06/2006	31/12/2005
Previsiones no deducibles	750.735	759.546
Diversos	174.761	49.381
Quebrantos impositivos	2.168.203	2.385.667
Crédito por impuesto diferido al cierre antes de previsión	3.093.699	3.194.594
Previsión para desvalorización de activos diferidos	(3.093.699)	(3.194.594)
Crédito por impuesto diferido al cierre neto de previsión	-	-

En el período de seis meses finalizado al 30 de junio de 2006, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias y ascendió a 222.661. Dicho monto fue registrado en los créditos fiscales no corrientes, cuyo saldo acumulado a la fecha asciende a 1.768.105. La Dirección de la Sociedad entiende que en función del plan de negocios futuros dichos saldos serán recuperables.

- Situación en la sociedad controlada Interclima S.A.

La Dirección de la sociedad controlada, a partir de la crisis económica dada por la salida del Régimen de Convertibilidad, consideró que estaban dadas las condiciones para la aplicación del ajuste por inflación impositivo, en función a ello confeccionó y presentó la declaración jurada del impuesto a las ganancias por el ejercicio finalizado el 31 de diciembre de 2002 en base a saldos ajustados utilizando para el cálculo los coeficientes determinados según la variación del IPIM, lo que llevó a determinar un quebranto impositivo de aproximadamente 5.200.000.

A los efectos de contar con la protección jurisdiccional correspondiente, la Dirección de la Interclima S.A. interpuso ante el Poder Judicial una medida cautelar por entender que debido a la alta inflación que había afectado al ejercicio 2002, debía dejarse sin efecto el artículo 39 de la Ley Nº 24.073 del año 1992, que establece en uno el índice aplicable para el ajuste por inflación impositivo, dado que el mismo había sido incorporado a la legislación en un contexto económico totalmente distinto al que se presentaba en el ejercicio 2002.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Sociedad controlada ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

El 15 de octubre de 2004 el juez de primera instancia que entiende en el amparo interpuesto por la Sociedad controlada emitió un pronunciamiento para que la AFIP acepte la legitimidad del ajuste por inflación previsto en el Titulo VI de la Ley 20.628 de impuesto a las ganancias y resolvió declarar la inconstitucionalidad de los artículos 4° de la Ley 25.561 en cuanto modifica los artículos 7° y 10° de la Ley 23.928 y el artículo 5° del Decreto 214/02, y el articulo 39° de la ley 24.073, por avasallar los artículos 14° y 17° de la Constitución Nacional y ordenó a la AFIP a computar el ajuste por inflación en el ejercicio social cerrado el 31 de diciembre de 2002 y presentada el 8 de mayo de 2003.

De no practicarse el ajuste por inflación impositivo, Interclima S.A. hubiera determinado por el ejercicio 2002 un impuesto a las ganancias, de aproximadamente 384.342, (luego del cómputo de quebrantos de períodos anteriores), de 854.892 por el ejercicio finalizado el 31 de diciembre de 2003, de 1.279.585 por el ejercicio finalizado el 31 de diciembre de 2004 y de 39.793 por el ejercicio finalizado el 31 de diciembre de 2005, más los correspondientes intereses por 1.299.314 calculados al 30 de junio de 2006.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICION DE LOS PRINCIPALES RUBROS

	30/06/2006	31/12/2005
ACTIVO CORRIENTE		
Caja y bancos		
Caja moneda nacional	18.430	22.731
Caja moneda extranjera	24.139	21.208
Bancos moneda nacional	4.710.603	8.718.785
Bancos moneda extranjera	7.741.534	8.375.268
	12.494.706	17.137.992
Créditos por ventas		
Deudores por ventas en moneda nacional	37.533.486	18.083.720
Deudores por ventas en moneda extranjera	86.991	396.079
Previsión para deudores incobrables	(1.057.855)	(1.057.855)
	36.562.622	17.421.944
Créditos fiscales		
IVA saldo a favor	948.911	1.083.525
Retenciones y percepciones	328.548	426.756
	1.277.459	1.510.281
Otros créditos		
Seguros a devengar	254.725	138.036
Préstamos al personal	128.456	57.622
Otros	164.839	99.201
	548.020	294.859
Bienes de cambio		
Productos elaborados	19.735.403	14.027.738
Materia prima	54.825.787	35.165.651
Materia prima en tránsito	16.461.656	12.817.765
Existencia al cierre	91.022.846	62.011.154
Anticipos a proveedores en moneda nacional	2.205.788	1.123.766
Anticipos a proveedores en moneda extranjera	2.389.278	2.224.671
Previsión para desvalorización de bienes de cambio	(9.786.204)	(11.226.442)
	85.831.708	54.133.149

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - **COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación**

	30/06/2006	31/12/2005
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. saldo a favor - Nota 4	93.481	93.481
Impuesto a la ganancia mínima presunta - Nota 4	1.768.105	1.808.441
Beneficios promocionales a cobrar - Nota 4	885.447	885.447
Reintegros a cobrar en moneda nacional - Nota 4	1.016.393	1.016.393
Activo por impuesto a las ganancias diferido	3.093.699	3.194.594
Previsión para desvalorización del activo por impuesto a las ganancias diferido	(3.093.699)	(3.194.594)
Otros	38.209	81.329
Previsión para desvalorización de créditos fiscales	(1.932.226)	(1.932.226)
	1.869.409	1.952.865
Otros créditos		
Sociedad Art 33 y otras Sociedades relacionadas - Nota 7	675.943	460.037
	675.943	460.037
PASIVO CORRIENTE		
Comerciales		
Proveedores	21.181.107	10.443.886
Sociedad Art. 33 - Ley 19.550 y otras Sociedades relacionadas - Nota 7	-	44.037
Proveedores en moneda extranjera	34.276.843	20.367.812
	55.457.950	30.855.735
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	509.872	1.638.250
Provisión para S.A.C. y vacaciones	1.409.606	780.236
Tasa seguridad e higiene	359.601	208.782
Ingresos brutos a pagar	355.524	55.009
Retenciones y percepciones	441.457	245.907
Otras deudas fiscales	171.407	53.213
	3.247.467	2.981.397

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS - Continuación

	30/06/2006	31/12/2005
Préstamos		
Financieros en moneda local	11.039.332	-
Financieros en moneda extranjera	3.620.139	2.422.084
	14.659.471	2.422.084
Otros pasivos		
Sociedad Art. 33 - Ley 19.550 y otras Sociedades relacionadas - Nota 7	7.088.901	4.053.228
Regalias a pagar	363.477	295.479
Provisión para honorarios directores	1.255.162	-
Otros	1.215	340.489
	8.708.755	4.689.196
PASIVO NO CORRIENTE		
Deudas fiscales		
Ingresos brutos a pagar	363.450	-
	363.450	-
Préstamos		
Financieros en moneda extranjera	1.052.939	3.100.800
	1.052.939	3.100.800
Otros pasivos		
Provisión para honorarios directores	1.250.000	-
	1.250.000	-

Otros ingresos y egresos - Neto	30/06/2006	30/06/2005
Alquileres	600.000	600.000
Otros	51.953	156.797
	651.953	756.797

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

El capital social de la Sociedad está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado, según el siguiente detalle:

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO - Continuación

Clase de acciones	Votos	Cantidad
Clase "A"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "B"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "C"	Con derecho a un (1) voto c/u.	9.600.000
Total		20.000.000

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

b) Otras reservas – para futuros dividendos

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701, respectivamente.

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES

La Sociedad se encuentra alcanzada por los beneficios del Régimen de Promoción Industrial establecido por la Ley N° 19.640 por los bienes y para las actividades desarrolladas en la Provincia de Tierra del Fuego, en este sentido la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

a) Impuesto a las ganancias: Mediante el Decreto 1395/94 el Poder Ejecutivo Nacional estableció que a partir del 1° de septiembre de 1994 debía atribuirse como renta exenta del impuesto a las ganancias por las utilidades imputables a la Provincia de Tierra del Fuego, el 85% del precio de venta al cliente. Con posterioridad por aplicación del Decreto 615/97 el Estado Nacional restituyó determinados beneficios impositivos otorgados por la Ley de Promoción Industrial introduciendo, a partir del 1° de agosto de 1997, modificaciones que establecieron que la exención de la que gozarían las mencionadas actividades serían del 100% de acuerdo al Art. 4 inc a) de la Ley 19.640.

b) Impuesto al Valor Agregado: Las ventas de la Sociedad están gravadas por el impuesto al valor agregado a la tasa del 21%, dicho impuesto es cobrado a los clientes. El Decreto 1395/94 dispuso que el crédito fiscal presunto computable a partir del 1° de

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES – Continuación

septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% del precio neto de venta al cliente, por lo que la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995. Con la emisión del Decreto N° 615/97 se estableció que el crédito fiscal presunto computable a partir del 1° de agosto de 1997 es equivalente al que resulta de aplicar el 100% sobre la tasa del gravamen al precio neto de venta al cliente.

c) Certificados de crédito fiscal: Por medio de la Ley N° 23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990, como consecuencia de esto la Sociedad efectuó los pagos correspondientes al Impuesto a los Capitales e Impuesto al Valor Agregado que, según lo establecía la Ley, serían reembolsados a través de Bonos de Consolidación de Deudas.

La Resolución General N° 3838/94 de la Dirección General Impositiva reglamentó la forma en que los mencionados bonos serían obtenidos, en función a ello al Sociedad contabilizó los créditos por 1.511.788 (valor histórico).

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó a la Sociedad del reconocimiento de un monto superior a favor de la Sociedad de (2.194.142) (valor historico sin reexpresar) como consecuencia de la aplicación de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Así mismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853 (valor histórico sin reexpresar) a ser tramitado por otros procedimientos.

El Ministerio de Economía y de Obras y Servicios Públicos estableció a través de la Resolución N° 580/96 que los créditos contra el Estado Nacional emergentes de la suspensión de la Promoción Industrial establecida en la Ley N° 23.697 y que sean anteriores al 1° de abril de 1991 serán cancelados a través de la entrega de Bonos de Consolidación de Deuda.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

Como consecuencia de ello la Sociedad ha contabilizado el crédito reconocido, al valor de cotización vigente al cierre de cada período o ejercicio que al 30 de junio de 2006 y 31 de diciembre de 2005 ascienden a 885.447.

d) Derechos aduaneros y tasa de estadística: Para todos los insumos importados y que sean empleados para sus operaciones en Tierra del Fuego no son abonados por la Sociedad en virtud de la Ley 19.640.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

e) Reintegros en moneda nacional: En función a lo establecido por la Ley N° 19.640 las exportaciones realizadas desde el continente a Tierra del Fuego son beneficiadas por estos reintegros.
Debido a la demora en el pago por parte del Estado Nacional, la Sociedad ha presentado solicitudes de cobro ante la Dirección General de Aduanas, si bien estas solicitudes han tenido resoluciones denegatorias en etapas administrativas, los asesores legales y la Dirección de la Sociedad entienden que las operaciones se realizaron de acuerdo al marco normativo de la Ley N° 19.640 y por ende les corresponde la percepción de los reintegros que la normativa oportunamente vigente prescribía.

Las resoluciones denegatorias mencionadas en el párrafo anterior fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección Legal y Técnica Aduanera a la espera de producir los dictámenes respectivos.

Los beneficios devengados durante el período de seis meses finalizado el 30 de junio de 2006 y 2005, respecto a lo mencionado en los incisos anteriores asciende a:

	Períodos finalizados el 30 de junio de	
	2006	2005
Impuesto al Valor Agregado	21.570.709	14.324.184
Derechos aduaneros y tasa de estadística (montos aproximados)	15.085.988	9.351.927

Asimismo y considerando el Régimen Impositivo al cual se encuentra sujeto la Sociedad, según lo indicado en los párrafos anteriores, al 30 de junio de 2006 la Sociedad mantenía créditos fiscales por impuesto a la ganancia mínima presunta por 1.7 millones y la Sociedad y su Sociedad controlada mantenían créditos fiscales por Impuesto al Valor Agregado por 3.7 millones, expuestos en el activo no corriente. La recuperabilidad de estos créditos por 5.4 millones en los estados contables consolidados y de 1.7 millones en los estados contables individuales depende, entre otros factores, de la posibilidad de que las Sociedades generen ingresos sujetos a impuestos durante los próximos ejercicios. En este sentido la Dirección de la Sociedad entiende que en función al plan de negocios futuro, dichos créditos serán recuperables.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 5 – CLIENTES SIGNIFICATIVOS

Por los períodos de seis meses finalizados al 30 de junio de 2006 y 2005, las ventas a sus clientes más significativos fueron:

	30/06/2006	30/06/2005
Volkswagen Argentina S.A.	30%	38%
Renault Argentina S.A.	23%	21%
Peugeot Citröen Argentina S.A	19%	8%
General Motors Argentina	17%	23%
Mercedes Benz	8%	8%
Otros	3%	2%

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Ciudad Autónoma de Buenos Aires

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation (posteriormente Valeo Systemes Thermique) , quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A por lo cual su participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%. Con fecha 27 de septiembre de 2005 los accionistas locales de la Sociedad controlante, II Tevere S.A, propietaria del 52% de Mirgor S.A.C.I.F.I.A., han adquirido de Valeo Systemes Thermique su participación en esta Sociedad.

Como parte de la operación Mirgor y Valeo han arribado a un acuerdo de cooperación comercial y tecnológica de largo plazo de manera de asegurar la continuidad en la provisión futura de productos.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS

Por el período de seis meses finalizado el 30 de junio de 2006 y 2005 y por el ejercicio finalizado el 31 de diciembre de 2005 la Sociedad realizó operaciones con la sociedad controlada, controlante y otras relacionadas, siendo los saldos de créditos y deudas los siguientes:

	30/06/2006	31/12/2005
Otros créditos		
IL TEVERE S.A. (3)	675.943	460.037
Total	675.943	460.037
Deudas comerciales		
VALEO SECURITE HABITACLE (2)	-	44.037
Total	-	44.037
Otras pasivos		
INTERCLIMA S.A. (1)	7.088.901	4.053.228
Total	7.088.901	4.053.228

Las transacciones realizadas con la sociedad controlada, controlante y otras relacionadas son los siguientes:

	30/06/2006 (Ver (3))				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
INTERCLIMA S.A. (1)	2.512.255	-	-	3.035.673	600.000
IL TEVERE S.A. (3)	-	-	-	215.906	-
	2.512.255	-	-	3.251.579	600.000

	30/06/2005				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	1.559.243	-	-	-	-
VALEO CHINA (2)	217.944	-	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (2)	541.210	-	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (2)	186.823	-	-	-	-
VALEO KLIMASYSTEME GMBH (2)	49.112	-	-	-	-
VALEO COMPONENTES AUTOMOVILES (2)	18.991	-	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (2)	964.265	-	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	119.226	-	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (2)	1.285.513	-	-	-	-
VALEO SECURITE HABITACLE (2)	541.478	-	-	-	-
VALEO THERMIQUE FRANCIA (2)	368.884	74.127	-	-	-
VALEO THERMIQUE MOTEUR (2)	2.393.176	-	-	-	-
VALEO ZARAGOZA (2)	3.014.202	-	-	-	-
VCC UP ECHANGEURS (2)	1.770.725	-	473.146	-	-
INTERCLIMA S.A. (1)	7.123.811	-	-	5.066.941	600.000
IL TEVERE S.A. (3)	-	-	-	459.359	-
	20.154.603	74.127	473.146	5.526.300	600.000

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS - Continuación

(1) Sociedad controlada.

(2) Sociedad relacionada hasta el 27 de Septiembre de 2005 (Ver (3)).

(3) Sociedad controlante. Con fecha 27 de Septiembre de 2005 los accionistas locales de Il Tevere S.A., propietaria del 52% de Mirgor S.A.CI.F.I.A., han adquirido de Valeo System Thermique France su participación en esta sociedad. Consecuentemente a partir de la mencionada fecha Valeo y las sociedades pertenecientes a dicho grupo no forman parte del grupo económico al que pertenece Mirgor S.A.C.I.F.I.A.

NOTA 8 – RETENCION DE IMPUESTO A LAS GANANCIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 9 – LIBROS RUBRICADOS

Se detallan a continuación los libros de rúbrica con fecha posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del período
57	01 de febrero de 2005	15/12/04 al 02/02/05
59	04 de mayo de 2005	17/03/05 al 01/05/05
60	04 de mayo de 2005	01/05/05 al 04/05/05
61	08 de julio de 2005	07/06/05 al 08/07/05

Diario N°	Fecha de rúbrica	Operaciones del período
63	28 de septiembre de 2005	30/08/05 al 28/09/05
64	31 de octubre de 2005	04/10/05 al 31/10/05
65	02 de diciembre de 2005	14/11/05 al 02/12/05

NOTA 10 – PRESTAMOS BANCARIOS – RESTRICCION A LA DISTRIBUCION DE UTILIDADES

La contratación y renegociación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, a los cuales ha dado cumplimiento hasta la fecha, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de límites en el endeudamiento contraído por la Sociedad y la limitación en la distribución de dividendos durante la vigencia del préstamo.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 11 –UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto de cada período asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante los mismos períodos. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la finalización del ejercicio correspondiente hasta la fecha de la emisión de los estados contables.

NOTA 12 –REGIMEN INFORMATIVO PARA INVERSORES DEL EXTERIOR

Los presentes estados contables fueron preparados dando cumplimiento a las normas sobre régimen informativo para inversores del exterior establecidas por la Comisión Nacional de Valores (CNV) en la Resolución Nro. 368 y sus modificaciones Capítulo XXIII Anexo III, en función a lo mencionado, los mismos se encuentran de acuerdo con normas contables vigentes en la Argentina. Los efectos de las diferencias entre las normas contables vigentes en Argentina y las normas contables vigentes en países donde los presentes estados contables pueden ser utilizados, distintos de Argentina, no han sido cuantificados.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

Financial Statements for the period beginning January 1, 2006 and ended June 30, 2006, presented jointly with the Limited Review Report (Translation into English – originally issued in Spanish)

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto G. Vazquez (*)

VICE-CHAIRMAN

Dr. José Luis Caputo

DIRECTORS

Ing. Jorge Antonio Caputo
Sr. José Fara (*)
Ing. Alejandro Carrera (*)

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

STATUTORY AUDIT COMMITTEE

Statutory Auditors

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Matias Romero Zapiola

Alternate Statutory Auditors

Dr. Andrés Mercau Saavedra
Dr. Hugo Kaplan
Dr. Jorge Oyuela

(*) Audit Committee members.

Translation into English – originally issued in Spanish

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina.
Main business: Manufacture of air conditioning equipment for vehicles.
Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to by-laws: August 12, 2004.

Expiration date of the articles of incorporation: 05/31/2070.

FISCAL YEAR No. 36 BEGINNING JANUARY 1, 2006

SUMMARY OF EVENTS (*)

FOR THE PERIOD ENDED JUNE 30, 2006

(Figures stated in Argentine pesos - Note 1.b)

1. BRIEF COMMENT ON THE COMPANY'S ACTIVITIES FOR THE PERIOD

Economic activity in Argentina continues to accelerate. The automotive sector is contributing to this significant achievement.

According to the analysts, salary improvements and the sustained consumer confidence are the main factors driving growth.

In the automotive industry, production is growing faster than demand.

When demand composition is analyzed, there is a clearly noticeable drop in the share of imported cars and an increase in the demand for those produced locally. However, local production has not managed to recover the share of total demand it had before the Argentine peso devaluation of 2002.

The fastest-growing car manufacturers are those that have specialized vehicles and have achieved a good balance between the domestic and export markets.

This feature marks a significant difference with the most successful period of the nineties, because exports now represent almost 50% of Argentine production and their destination markets are more diversified.

Brazil has been joined by Mexico and Chile as the largest markets for autos made in Argentina, but there is large number of smaller markets that add significant volume to Argentine exports.

Mirgor's sales to the automotive market have benefited greatly from this growth, and especially by the launch of the new models Peugeot 307 and Volkswagen Suran, which were recently added to the Company's product line.

The auto manufacturing volumes in the last two months of this quarter were affected by labor disputes arisen during the salary negotiations between SMATA (transportation mechanics' labor union) and the manufacturers who employ workers enrolled in such labor union.

Automotive industry production grew by 24.5% in the first half of the year. Growth rates were similar in both exports and domestic sales.

Mirgor sales in units increased by 41.6% as a result of a larger market share obtained by the Company thanks to the growth of its new models.

The sales of air quality and temperature control systems for cars with air conditioning increased by 62.7% during Q1 2006, thus increasing their share of the Company's total sales mix. In this particular period, the Company achieved a record market penetration in this segment with an 83% by volume.

Instrument panels sales fell by 45.5%. Volkswagen has dedicated a substantial proportion of its production capacity to the Suran model in order to supply its networks in Argentina and abroad, given that this model was launched successfully in Argentina, Brazil and Mexico. For this reason, VW cut back the manufacturing of the different versions of the Polo and Caddy models (of high added value for MIRGOR).

The sales of residential air conditioning appliances in the second quarter of the year increased from 1,668 units in the second quarter of the year before to 29,945 in the same period of this year. This improvement in non-automotive activity has taken its proportion of total Company revenues to almost 30%.

2. CONSOLIDATED BALANCE SHEET STRUCTURE

	06/30/2006	06/30/2005	06/30/2004	06/30/2003	06/30/2002
Current assets	190,937,982	108,486,640	78,136,595	58,364,849	83,324,317
Noncurrent assets	30,659,728	25,746,496	31,773,163	35,736,616	44,775,629
Total assets	221,597,710	134,233,136	109,909,758	94,101,465	128,099,946
Current liabilities	122,124,292	63,311,081	47,003,781	23,463,253	58,033,459
Noncurrent liabilities	2,979,097	3,497,945	6,447,880	15,310,758	6,730,582
Total liabilities	125,103,389	66,809,026	53,451,661	38,774,011	64,764,041
Minority interest	8,875	5,702	4,542	3,656	4,098
Shareholders' equity	96,485,446	67,418,408	56,453,555	55,323,798	63,331,807
Total liabilities and shareholders' equity	221,597,710	134,233,136	109,909,758	94,101,465	128,099,946

3. CONSOLIDATED STATEMENT OF INCOME STRUCTURE

	06/30/2006	06/30/2005	06/30/2004	06/30/2003	06/30/2002
Operating income (loss) from recurring operations	10,881,410	10,085,298	3,668,242	(823,092)	(112,461)
Financial income (expense)	3,363,717	(5,163,207)	(1,824,575)	(955,362)	(9,878,837)
Other (expenses) / revenues	31,229	157,791	(220,758)	(1,579,844)	(131,542)
Income tax	(201,215)	(350,393)	(559,712)	(103,000)	-
Minority interest in income(loss)	(1,559)	(505)	(423)	(126)	1,415
Net income (loss)	14,073,582	4,728,984	1,062,774	(3,461,424)	(10,121,425)

4. STATISTICAL DATA (1)

Volume of units		06/30/2006		06/30/2005		06/30/2004		06/30/2003		06/30/2002	
		Quarter	Accum.	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.
Production	(2)	126,739	213,784	80,102	141,527	62,647	111,491	46,169	83,979	28,623	51,990
Sales	(3)	99,445	165,895	51,573	98,043	53,626	96,437	41,010	79,280	17,820	26,220
- Local		78,033	134,273	38,505	71,919	32,633	58,526	20,434	34,498	17,820	26,220
Equipment with air conditioning		37,965	65,115	23,332	41,530	18,824	34,330	9,081	14,659	8,135	12,630
Equipment without air conditioning		7,573	15,390	8,827	16,330	8,789	14,988	6,921	11,900	5,600	7,675
Instrument Panels		2,548	7,090	4,678	9,577	5,020	9,208	4,432	7,939	4,085	5,915
Residential air conditioning		29,947	46,678	1,668	4,482						
- Exports		21,412	31,622	13,068	26,124	20,993	37,911	20,576	44,782		

(1) As from fiscal 2004, the units sold by Interclima S.A. are disclosed as statistical information.
(2) Including the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	06/30/2006	06/30/2005	06/30/2004	06/30/2003	06/30/2002
Liquidity	1.56	1.71	1.66	2.49	1.44
Solvency	0.77	1.01	1.06	1.43	0.98
Fixed asset-to-equity capital ratio	0.14	0.19	0.29	0.37	0.35

6. LISTED PRICE (values per ARS 1 nominal value)

JAN 05	JAN 06	FEB 05	FEB 06	MAR 05	MAR 06
26.3	40.20	28.2	48.90	28.00	53.00

APR 05	APR 06	MAY 05	MAY 06	JUN 05	JUN 06
29.00	59.50	29.25	59.00	28.5	52.00

7. PROSPECTS

The Company's activity is growing at a healthy rate, in step with the industry.

Based on the projects disclosed by our customers, parameters will remain similar in the rest of the year.

There is still an open question as regards the impact of the price-control measures that are being taken in the domestic market while facing rising costs, especially strong salary increases. It is hoped that this rise in domestic costs will not affect Argentina's future competitiveness.

Buenos Aires, August 10, 2006

Lic. Roberto G. Vazquez
Chairman

(*) Information not covered by the limited review report on interim financial statement, except for 2, 3 and 5.

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

(Translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina)

To the Chairman and Directors of
MIRGOR S.A.C.I.F.I.A.

1. We have performed a limited review of the balance sheet of MIRGOR S.A.C.I.F.I.A. as of June 30, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the six-month period then ended. We have also performed a limited review of the consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. and its subsidiary as of June 30, 2006, and the related consolidated statements of income and cash flows for the six-month period then ended, disclosed below as supplementary information. These financial statements are the responsibility of the Company's Management.

2. Our review was performed in accordance with FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to the limited review of interim financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. The scope of this review is substantially smaller than an audit on financial statements, which is intended to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3. As of June 30, 2006, the Company and its subsidiary booked noncurrent minimum presumed income tax and value-added tax credits amounting to ARS 5,750,103, the recoverability of which depends on the companies' possibility of carrying enough taxable income to absorb them. As of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

4. Based on our review, we have not become aware of any major amendment that should be made on the financial statements mentioned in paragraph 1 for the to be presented in conformity with professional accounting standards effective in he City of Buenos Aires, Argentina, and the applicable provisions of Argentine Business Associations Law and CNV (Argentine securities commission) regulations. This representation should be read considering the uncertainties described above in paragraph 3, the resolution of which may not be determined as of the date of this report.

5. In connection with the balance sheet of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiary as of December 31, 2005, and the statements of income, changes in shareholders' equity, and cash flows of MIRGOR S.A.C.I.F.I.A. and MIRGOR S.A.C.I.F.I.A. and its subsidiary for the six-month period ended June 30, 2005, presented for comparative purposes, we further report that:

a) On March 10, 2006, we issued an auditors' report on the financial statements of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiary as of December 31, 2005, which included a qualification for unresolved uncertainty related to the recoverability of certain tax credits amounting to ARS 5,745,585. We have not audited any financial statements as of any date for any period subsequent to December 31, 2005.

b) On August 10, 2005, we issued a limited review report of the financial statements of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiary for the six-month period ended June 30, 2005, which included a qualification for unresolved uncertainty regarding the recoverability of certain tax credits amounting to ARS 5,540,969.

6. In compliance with current regulations, we further report that:

a) The financial statements mentioned in paragraph 1 have been transcribed to the Inventory and Financial statements book.

b) The financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current regulations, except as mentioned in note 9 to the accompanying financial statements.

c) The information included in points 2, 3 and 5 of the "Summary of events for the six-month period ended June 30, 2006", filed by the Company to meet CNV and BCBA regulations, results from the accompanying financial statements as of June 30, 2006, and as of June 30, 2005, 2004, 2003 and 2002, after being restated in constant pesos through February 28, 2003, as detailed in note 1. b) to the stand-alone financial statements attached hereto, not included in the document attached hereto, on which we have issued our limited review reports on August 10, 2005, August 10, 2004, August 8, 2003 and August 23, 2002, respectively, to which we refer and that should be read jointly with this report. The information for the periods ended June 30, 2002, was not amended by the Company's Management to incorporate the changes in the measurement methods established in the new accounting standards effective as from January 1, 2003.

ERNST & YOUNG

d) As of June 30, 2006, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's accounting books amount to ARS 344,986, none of which was due and payable as of that date.

Buenos Aires,
August 10, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

KAREN GRIGORIAN
Partner
Certified Public Accountant UBA
C.P.C.E.C.A.B.A. Vol. 175 - Fo. 031

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR No. 36, FOR THE SIX-MONTH PERIOD BEGINNING JANUARY 1 AND ENDED JUNE 30, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR AND WITH THE SAME PERIOD OF THE PRIOR YEAR

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina.

Main business: Manufacturing air conditioning equipment for vehicles.

Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to by-laws: July 1, 1994.
- Of the last amendment to by-laws: August 12, 2004.

Registration number with the IGJ (regulatory agency of business associations): 40,071.

Expiration date of articles of incorporation: 05/31/2070.

Parent company: See note 6 to the stand-alone financial statements.

Capital structure: See note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	Argentine pesos
20,000,000 shares of common stock, face value ARS 0.10 each Subscribed, paid-in, issued and registered with the Public Registry of Commerce	2,000,000

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	12/31/2005
ASSETS		
CURRENT ASSETS		
Cash - Note 2	12,707,350	19,024,378
Trade receivables - Note 2	74,609,863	78,911,844
Tax credits - Note 2	2,128,024	2,736,541
Other receivables - Note 2	870,307	309,326
Inventories - Note 2	100,622,438	61,997,660
Total current assets	190,937,982	162,979,749
NONCURRENT ASSETS		
Tax credits - Note 2	6,292,847	6,298,910
Other receivables - Note 2	675,943	460,037
Intangible assets - Note 1(f)b	114,982	195,345
Property & equipment - Note 1(f)a	23,575,956	17,908,861
Total noncurrent assets	30,659,728	24,863,153
Total assets	221,597,710	187,842,902

Notes 1 through 4, and exhibit H to the consolidated financial statements and notes 1 through 13, and exhibit C to the individual financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly therewith.

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	12/31/2005
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	97,757,207	82,364,442
Salaries, payroll taxes and taxes payable - Note 2	8,013,175	7,947,172
Customer advances - Note 2	1,989	8,697,347
Loans - Note 2	14,659,471	2,422,084
Other liabilities	1,692,450	891,678
Total current liabilities	122,124,292	102,322,723
NONCURRENT LIABILITIES		
Loans - Note 2	1,052,939	3,100,800
Taxes payable - Note 2	676,158	-
Other liabilities	1,250,000	-
Total noncurrent liabilities	2,979,097	3,100,800
Total liabilities	125,103,389	105,423,523
MINORITY INTEREST IN SUBSIDIARIES	8,875	7,315
SHAREHOLDERS' EQUITY	96,485,446	82,412,064
Total liabilities, minority interest and Shareholders' equity	221,597,710	187,842,902

Notes 1 through 4, and exhibit H to the consolidated financial statements and notes 1 through 13, and exhibit C to the individual financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly therewith.

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	**06/30/2005**
Net sales (including VAT benefits amounting to 30,959,131 and 15,097,875, respectively)	197,617,261	103,819,982
Cost of goods sold	(168,399,634)	(85,941,023)
Gross Income	29,217,627	17,878,959
Administrative expenses (Exhibit H)	(10,440,529)	(4,753,924)
Selling expenses (Exhibit H)	(7,895,888)	(3,039,737)
Financial income (expense) and holding gains (losses) from assets:		
Interest	928,916	100,768
Foreign exchange difference	96,116	(266,590)
Inventories holding gains (losses)	2,505,370	(2,270,595)
Allowance for doubtful accounts	-	(621,133)
Allowance for impairment in value of property and equipment	-	140,846
Allowance for impairment in value of tax credits	841,010	(240,017)
Allowance for obsolescence and impairment in value of inventories	1,597,509	(1,777,508)
(Loss)/gain from bondholdings	-	(67,435)
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(1,886,307)	(1,147,312)
Foreign exchange difference	(718,897)	985,769
Other income, net	31,229	157,791
Earnings before income tax	14,276,156	5,079,882
Income tax	(201,215)	(350,393)
Income after income tax	14,074,941	4,729,489
Minority interest in subsidiaries	(1,559)	(505)
Net income for the period	14,073,382	4,728,984

Notes 1 through 4, and exhibit H to the consolidated financial statements and notes 1 through 13, and exhibit C to the individual financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly therewith.

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	06/30/2005
CHANGES IN CASH		
Cash at beginning of year	19,024,378	17,674,115
Cash at end of period	12,707,350	11,496,146
(Decrease) in cash, net	(6,317,028)	(6,177,969)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the period	14,073,382	4,728,984
Interest and foreign exchange difference accrued	718,383	291,040
Income tax	201,215	350,393
Adjustments to arrive at net cash flows (used in) provided by operating activities		
P&E depreciation and intangible assets amortization	1,512,596	2,207,846
Gain from the sale of P&E	(29,506)	-
Minority interest	1,559	505
(Decrease) increase in allowance for impairment in value and obsolescence of inventories	(1,597,509)	1,777,508
Increase in the allowance for trade receivables	-	621,133
(Decrease) in the allowance for P&E impairment in value	-	(140,846)
(Decrease) increase in the allowance for impairment in value of tax credits	(841,010)	240,017
(Decrease) in the allowance for warranties and increased costs	-	(255,821)
Changes in operating assets and liabilities		
Decrease in trade receivables	4,301,980	3,253,315
(Increase) in inventories	(37,027,269)	(20,759,149)
(Increase) Decrease in other receivables	(776,887)	73,714
Increase in trade payables	15,392,765	3,793,337
Increase in salaries, payroll taxes and other taxes payable (net of tax credits)	1,656,536	751,044
Increase (decrease) in customer advances	(8,695,358)	5,515,789
Increase in other liabilities	2,050,773	30,909
Interest paid	(377,030)	(513,828)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(9,435,380)	1,965,890
INVESTING ACTIVITIES		
P&E additions	(7,099,328)	(1,191,300)
P&E sales	29,506	-
NET CASH FLOW (USED IN) INVESTING ACTIVITIES	(7,069,822)	(1,191,300)
FINANCING ACTIVITIES		
Loan repayment	(9,128,000)	(12,952,559)
Inflows from loans	19,316,174	6,000,000
NET CASH FLOW (USED IN) INVESTING ACTIVITIES	10,188,174	(6,952,559)
(DECRESE) IN CASH, NET	(6,317,028)	(6,177,969)

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 4, and exhibit H to the consolidated financial statements and notes 1 through 13, and exhibit C to the individual financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly therewith.

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation

As established by CNV (Argentine Securities Commission) Resolution No. 368, the consolidated financial statements are required to be presented preceding the issuer's individual financial statements. This regulation only implies a change in the place of consolidated information, and it does not modify the fact that individual financial statements constitute the main information and consolidated financial statements are supplementary, as set forth by Argentine Business Associations Law and current professional accounting standards. Therefore, the correct interpretation of these consolidated financial statements requires that they be read together with the individual financial statements.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the face and constant value of Argentine pesos is the same, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Council in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to individual financial statements, except for the valuation of interests in subsidiaries, which in the current consolidated statements have been incorporated on a line-by-line basis following the method of FACPCE Technical Resolution No. 21, with the applicable eliminations.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

d) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2005, June 30, 2006, and June 30, 2005, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, in which it holds the votes necessary to shape corporate will.

The following information reflects the parent-subsidiary relationship:

Subsidiary	Equity interest Common and in possible votes as of 06/30/2006, 12/31/2005 and 06/30/05	Period-end – latest financial statements issued
Interclima Sociedad Anónima	99.9667	06/30/2006

In the consolidation, the amounts invested in the subsidiary and the share in income (loss) and cash flows are replaced by all the subsidiary's assets, liabilities, income (loss) and cash flows, disclosing any third-party minority interests separately. Receivables and payables, and transactions performed among members of the consolidated group were eliminated from the consolidation. Unrealized intercompany profits and losses contained in period-end assets and liabilities have been fully eliminated.

e) Financial statements used in the consolidation

The consolidated financial statements as of June 30, 2006, December 31, 2005, and June 30, 2005, were prepared using the financial statements of Interclima Sociedad Anónima as of the same dates, which carry auditors' reports dated August 10, 2006, March 10, 2006, and August 10, 2005, respectively, which included an "except for" qualification related to a discrepancy in the quantification of the income tax liability (such adjustment was considered to value the investment and, consequently, in these consolidated financial statements), and with a qualification for unresolved uncertainty related to the recoverability of certain tax credits.

f) Changes in P&E and intangible assets

a) P&E:

	06/30/06	12/31/05
Balance at beginning	17,908,861	19,463,592
Additions	7,099,328	2,291,401
Retirements (net of accumulated depreciation)	-	(40,676)
Decrease in the allowance for impairment in value	-	281,691
Depreciation	(1,432,233)	(4,087,147)
Balance at end	23,575,956	17,908,861

b) Intangible assets:

	06/30/06	12/31/05
Balance at beginning	195,345	356,069
Amortization	(80,363)	(160,724)
Balance at period-end	114,982	195,345

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

2. MAIN ACCOUNT BREAKDOWN

	06/30/2006	12/31/2005
CURRENT ASSETS		
Cash		
Cash on hand in Argentine pesos	30,647	26,106
Cash on hand in foreign currency	24,139	21,208
Cash in banks in Argentine pesos	4,911,030	10,601,796
Cash in banks in foreign currency	7,741,534	8,375,268
	12,707,350	19,024,378
Trade receivables		
Trade receivables	74,313,305	79,398,361
Trade receivables in foreign currency	1,354,413	571,338
Allowance for doubtful accounts	(1,057,855)	(1,057,855)
	74,609,863	78,911,844
Tax credits		
VAT credit balance	1,069,281	1,203,895
Withholdings and additional withholdings	730,195	659,077
Other	328,548	873,569
	2,128,024	2,736,541
Other receivables		
Unaccrued insurance	472,332	138,036
Loans to employees	128,456	57,622
Other	269,519	113,668
	870,307	309,326
Inventories		
Manufactured products	21,579,345	15,885,451
Raw material	65,373,882	39,527,943
Raw material in transit	19,060,971	13,223,760
Stock at end of year	106,014,198	68,637,154
Prepayments to vendors in Argentine pesos	2,719,757	3,702,391
Prepayments to vendors in foreign currency	2,953,304	2,320,445
Allowance for impairment in value of inventories	(11,064,821)	(12,662,330)
	100,622,438	61,997,660
NONCURRENT ASSETS		
Tax credits		
VAT credit	3,981,998	3,886,201
Minimum presumed income tax	1,768,105	1,808,441
Rebates receivable in Argentine pesos	1,913,972	2,718,042
Promotional benefits receivable	885,447	885,447
Deferred income tax credit	3,432,273	3,700,344
Allowance for impairment in value of deferred income tax credit	(2,934,313)	(3,194,594)
Other	38,230	128,904
Allowance for impairment in value of tax credits	(2,792,865)	(3,633,875)
	6,292,847	6,298,910

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	06/30/2006	12/31/2005
Other receivables		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 3	675,943	460,037
	675,943	460,037
CURRENT LIABILITIES		
Trade payables		
Suppliers	62,242,181	61,106,400
Vendors in foreign currency	35,515,026	21,214,005
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies in foreign currency - Note 3	-	44,037
	97,757,207	82,364,442
Salaries, payroll taxes and other taxes payable		
Salaries and payroll taxes	631,861	1,979,167
Annual statutory bonus and vacation accrual	1,655,374	1,050,817
Income tax accrual	31,173	547,954
Health and safety assessment	471,324	300,774
Turnover tax payable	705,022	55,009
Withholdings and additional withholdings	441,457	245,907
Other taxes payable	4,076,964	3,767,544
	8,013,175	7,947,172
Customer advances		
In foreign currency	1,989	8,697,347
	1,989	8,697,347
Loans		
Financial loans in Argentine pesos	11,039,332	-
Financial loans in foreign currency	3,620,139	2,422,084
	14,659,471	2,422,084
Other liabilities		
Directors' fees accrual	1,255,162	-
Royalties payable	436,073	372,175
Other	1,215	519,503
	1,692,450	891,678
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	1,052,939	3,100,800
	1,052,939	3,100,800
Taxes payable		
Turnover tax payable	676,158	-
	676,158	-
Other liabilities		
Directors' fees accrual	1,250,000	-
	1,250,000	-

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

3. INFORMATION ON RELATED PARTIES

The receivables from / payables to related companies and the parent company in connection with the transactions performed during the six-month period ended 06.30.06, and for the year ended 12.31.05, are:

	06/30/2006	12/31/2005
Other receivables (Noncurrent)		
IL TEVERE S.A. (2)	675,943	460,037
Total	675,943	460,037
Trade payables		
VALEO SECURITE HABITABLE (1)	-	44,037
Total	-	44,037

The transactions with the parent and other related companies during the six-month periods ended June 30, 2006, and 2005, are:

	6/30/2005			
	Purchase of merchandise	Sale of merchandise	Services received	Royalties
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	2,201,314	1,829,483	-	-
VALEO CHINA (1)	217,944	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (1)	541,210	-	-	-
VALEO CLIMATIZACION S.A. (EURO) (1)	186,823	-	-	-
VALEO KLIMASYSTEME GMBH (1)	49,112	-	-	-
VALEO COMPONENTES AUTOMOVILES (1)	18,991	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (1)	964,265	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	119,226	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (1)	2,052,997	-	-	-
VALEO SECURITE HABITACLE (1)	541,478	-	-	-
VALEO THERMIQUE FRANCIA (1)	368,884	-	74,127	-
VALEO THERMIQUE MOTEUR (1)	2,393,176	-	-	-
VALEO ZARAGOZA (1)	3,014,202	-	-	-
VCC UP ECHANGEURS (1)	1,770,725	-	-	473,146
	14,440,347	1,829,483	74,127	473,146

(1) Related company until September 27, 2005 (See (2)).

(2) Parent company. On September 27, 2005, the local shareholders of Il Tevere S.A., owner of 52% of Mirgor S.A.C.I.F.I.A., acquired from Valeo System Thermique France its interest in such company; consequently, as from such date, Valeo and the companies of its group are no longer a part of the group of companies of Mirgor S.A.C.I.F.I.A.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

4. INFORMATION BY SEGMENT

The Company and its subsidiary operate in the automotive and residential air quality and temperature control business segments. The valuation standards applicable to prepare the information by business segment are described in note 1 to these financial statements.

	Air conditioning		
Revenues	**Automotive**	**Residential**	**Total**
Sales (net of imputed interest)	121,681,360	44,976,770	166,658,130
Tax benefit	21,570,709	9,388,422	30,959,131
Total	143,252,069	54,365,192	197,617,261
BALANCE-SHEET INFORMATION			
Allocated assets	192,000,986	29,596,724	221,597,710
Additions	7,033,352	65,976	7,099,328

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT H

INFORMATION REQUIRED UNDER SECTION 64(I)b, LAW No. 19,550 FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006				06/30/2005
Accounts	**Operating costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries & wages	8,666,517	2,486,939	343,143	11,496,599	6,179,119
Contributions and employee benefits	2,678,842	1,041,080	123,961	3,843,883	1,443,903
Insurance	610,838	53,592	4,517	668,947	233,862
Training fees and expenses	721,612	3,114,444	3,023	3,839,079	776,405
Taxes, rates and assessments	1,627,560	450,330	2,643,958	4,721,848	1,589,573
Maintenance	423,709	299,355	-	723,064	449,826
P&E depreciation	843,232	574,098	14,903	1,432,233	2,127,483
Intangible assets amortization	7,833	72,530	-	80,363	80,363
Leases and rentals	784,920	-	-	784,920	340,777
Customs clearing and dispatch expenses	3,139,093	-	-	3,139,093	2,757,023
Royalties	-	-	1,008,412	1,008,412	915,551
Other	1,061,461	800,404	651,393	2,513,258	1,075,722
Transportation, shipping and handling	12,750,004	-	3,102,578	15,852,582	7,551,284
Bank expenses	-	1,368,303	-	1,368,303	583,626
Electric power	200,004	-	-	200,004	148,935
Traveling expenses	-	179,454	-	179,454	114,573
Total as of 06-30-2006	33,515,625	10,440,529	7,895,888	51,852,042	
Total as of 06-30-2005	18,604,364	4,753,924	3,039,737		26,368,025

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF JUNE 30, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	12/31/2005
ASSETS		
CURRENT ASSETS		
Cash - Note 2	12,494,706	17,137,992
Trade receivables - Note 2	36,562,622	17,421,944
Tax credits - Note 2	1,277,459	1,510,281
Other receivables - Note 2	548,020	294,859
Inventories - Note 2	85,831,708	54,133,149
Total current assets	136,714,515	90,498,225
NONCURRENT ASSETS		
Long-term investments in companies - Exhibit C	22,673,869	18,293,834
Tax credits - Note 2	1,869,409	1,952,865
Other receivables - Note 2	675,943	460,037
P&E	19,195,036	15,087,079
Intangible assets	96,706	169,236
Total noncurrent assets	44,510,963	35,963,051
Total assets	181,225,478	126,461,276

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF JUNE 30, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	12/31/2005
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	55,457,950	30,855,735
Salaries, payroll taxes and taxes payable - Note 2	3,247,467	2,981,397
Loans - Note 2	14,659,471	2,422,084
Other payables - Note 2	8,708,755	4,689,196
Total current liabilities	82,073,643	40,948,412
NONCURRENT LIABILITIES		
Taxes payable - Note 2	363,450	-
Loans - Note 2	1,052,939	3,100,800
Other payables - Note 2	1,250,000	-
Total noncurrent liabilities	2,666,389	3,100,800
Total liabilities	84,740,032	44,049,212
SHAREHOLDERS' EQUITY (As per respective statement)	96,485,446	82,412,064
Total liabilities and Shareholders' equity	181,225,478	126,461,276

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	06/30/2005
Net sales (including VAT benefits amounting to 21,570,709 and 14,324,184, respectively) - Note 4(e)	138,127,740	96,062,884
Cost of goods sold	(116,940,484)	(81,858,902)
Gross income	21,187,256	14,203,982
Administrative expenses	(9,288,194)	(4,465,914)
Selling expenses	(5,152,954)	(2,517,802)
Income (loss) from long-term investments - Note 1	4,380,035	855,417
Financial income (expense) and holding gains (losses) from assets:		
Interest	418,911	141,296
Foreign exchange difference	128,342	(206,298)
Inventories holding gains(losses)	2,218,864	(2,039,061)
Allowance for doubtful accounts	-	(621,133)
Allowance for obsolescence and impairment in value of inventories	1,440,238	(1,252,887)
(Loss)/gain from bond holdings	-	(67,435)
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(919,881)	(1,019,156)
Foreign exchange difference	(991,188)	961,178
Other income, net - Note 2	651,953	756,797
Net income for the period	14,073,382	4,728,984
EARNINGS PER SHARE - NOTE 11		
BASIC - ORDINARY	0,7037	0,2364
DILUTED - ORDINARY	0,7037	0,2364

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006			
	Owners' contributions			
Breakdown	Capital stock	Adjustment to capital stock	Premium on capital stock	Subtotal
Balances at beginning of year	2,000,000	4,155,936	5,243,562	11,399,498
Reimbursement of irrevocable contributions				
Net income for the period				
Balances as of June 30, 2006	2,000,000	4,155,936	5,243,562	11,399,498
Balances as of June 30, 2005	2,000,000	4,155,936	5,243,562	11,399,498

	06/30/2006					06/30/2005
	Retained earnings / Accumulated losses					
	Appropriated retained earnings					
Breakdown	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings (accumulated losses)	Total	Total
Balances at beginning of year	2,280,143	73,708	2,353,851	68,658,715	82,412,064	62,690,638
Reimbursement of irrevocable contributions						(1,214)
Net income for the period				14,073,382	14,073,382	4,728,984
Balances as of June 30, 2006	2,280,143	73,708	2,353,851	82,732,097	96,485,446	
Balances as of June 30, 2005	2,280,143	73,708	2,353,851	53,665,059		67,418,408

(*) See note 3(b)

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1) FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	06/30/2005
CHANGES IN CASH		
Cash at beginning of year	17,137,992	17,561,127
Cash at end of period	12,494,706	10,979,820
(Decrease) in cash, net	(4,643,286)	(6,581,307)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the period	14,073,382	4,728,984
Interest and foreign exchange difference accrued	378,383	291,040
Adjustments to reach net cash flows (used in) provided by operating activities		
P&E depreciation and intangible assets amortization	1,167,516	1,833,117
Gain from the sale of P&E	(29,506)	-
Increase in the allowance for trade receivables, net	-	621,133
(Decrease) increase in allowance for impairment in value and obsolescence of inventories	(1,440,238)	1,252,887
Income (loss) from long-term investments	(4,380,035)	(855,417)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(19,140,678)	(1,251,840)
(Increase) in inventories	(30,258,321)	(16,034,065)
(Increase) decrease in other receivables	(469,067)	81,822
Increase in trade payables	24,602,215	8,569,109
Increase in salaries, payroll taxes and other taxes payable (net of tax credits)	945,798	982,394
(Decrease) in customer prepayments	-	(3,572,244)
Increase in other liabilities	5,269,558	5,018,251
Interest paid	(377,030)	(513,828)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(9,658,023)	1,151,343

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1) FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	06/30/2006	06/30/2005
INVESTING ACTIVITIES		
Net P&E acquisitions	(5,202,943)	(780,091)
P&E sale	29,506	-
NET CASH FLOWS (USED IN) INVESTMENT ACTIVITIES	(5,173,437)	(780,091)
FINANCING ACTIVITIES		
Loan repayment	(9,128,000)	(12,952,559)
Inflows from loans	19,316,174	6,000,000
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	10,188,174	(6,952,559)
(DECREASE) IN CASH, NET	(4,643,286)	(6,581,307)

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

AND THE SAME PERIOD THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation

The financial statements of the Company have been prepared in accordance with CNV regulations.

Pursuant to the agreement signed in July 2004 between the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) and the CPCECABA (Buenos Aires City Professional Council in Economic Sciences) with the purpose of unifying professional accounting standards, the FACPCE issued Resolution No. 312/05 dated April 1, 2005 approving a series of changes to its Technical Resolutions ("TRs") and Interpretations. Subsequently, in August 2005, the CPCECABA issued Resolution CD No. 93/2005, whereby it approved the FACPCE's TRs (with the amendments dated April 1, 2005) and established that such accounting standards shall become generally effective and mandatory for the full years or interim periods belonging to the fiscal years beginning January 1, 2006, or thereafter, although earlier application is allowed. CPCECABA Resolution CD No. 93/2005 also provided a transition period for certain changes related to the comparison with recoverable values and the disclosure of certain supplementary information regarding income tax booking, which will become mandatory for the fiscal years beginning January 1, 2008, or thereafter.

On December 29, 2005, and January 26, 2006, the CNV (Argentine Securities Commission) issued General Resolutions No. 485 and 487, respectively, which adopted (with certain amendments) and applied, for full fiscal years or interim periods related to the fiscal years beginning as from January 1, 2006, Technical Resolutions Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21 and 22 and Interpretations Nos. 1, 2, 3 and 4 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) and adopted by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) through Resolution C.D. No. 93/2005, as mentioned in the previous paragraph. The most significant changes for the Company as a result of CNV General Resolutions Nos. 485 and 487, are as follows:

a) Comparison with recoverable value, for property & equipment and intangible assets. Such comparison is required to be made in a single step and an impairment in value shall be recorded whenever the expected presented value of the cash flows (and the net realizable value) are lower than the book value. In addition, the comparison is to be made asset by asset or, if there are objective reasons that make this impossible, at the level of each cash-generating unit. If information is presented by business segment, the same grouping method should be used.

MIRGOR S.A.C.I.F.I.A.

b) It is established that the difference between the P&E book value adjusted for inflation (and other nonmonetary assets) and their tax base is a temporary difference that results in the recognition of a deferred liability. However, it is acceptable to continue to consider it as a permanent difference. In the latter case, the financial statements are required to present certain supplementary information regarding the amount and reversal term of the deferred tax liability that the issuer chose not recognize otherwise.

c) For matters not contemplated in general or specific accounting standards and that cannot be resolved by using the general framework of accounting standards, effective International Financial Reporting Standards and interpretations approved by the International Accounting Standards Board shall be also applied in the year when such supplementary standards are applicable.

Regarding the changes mentioned in points (a) and (c) above, the Company's Management has analyzed their effects as of the date of these financial statements and has concluded that they do not result in significant changes with respect to the valuation and disclosure methods and criteria applied by the Company until December 31, 2005.

As regards the change mentioned in point (b) above, the total taxation effect of the difference resulting from restating into constant pesos the P&E items and intangible assets as of these financial statements' closing is 372,271. Had such difference been recognized as temporary, the Company's shareholders' equity at the beginning of the year would have decreased by 401,934, and the effect on income for the six-month period ended June 30, 2006, would have been a 29,663 decrease in the income tax charge.

Also, had the abovementioned temporary difference been recognized, the impact on the deferred income tax charge for the coming fiscal years would be reduced as follows:

Terms and amounts	
Fiscal year	**Amount**
remaining 2006	27,542
2007	46,792
2008	27,483
2009	20,671
2010	11,848
2011 and forward	237,935
Total	372,271

Preparing the financial statements in accordance with current professional accounting standards requires Company Management to consider the estimates and assumptions impacting on the assets and liabilities amounts reported, the disclosure of contingent liabilities and assets as of the date of such financial statements, as well as the revenues and expenses for each period. The final results may differ from such estimates.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the face and constant value of Argentine pesos is the same, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Council in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation methods

The main valuation methods used to prepare these financial statements are:

- Cash:

  - In Argentine pesos: at nominal value.

  - In foreign currency: converted at the exchange rate effective as of each period-end or year-end for the settlement of such transactions. Foreign exchange differences were charged to income for each period.

- Receivables and payables:

  - In Argentine pesos: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction.

  - In foreign currency: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. These amounts were converted into Argentine pesos at the exchange rate effective as of each period-end or year-end for the settlement of the respective types of transactions. Foreign exchange differences were charged to income for each period.

  - Credit risk: In its usual course of business the Company grants credit to customers, including car manufacturers, that represent about 99% of the Company's total sales revenues. The Company continuously performs credit assessments of its customers' financial capacity in order to reduce the potential risk of significant credit losses.

MIRGOR S.A.C.I.F.I.A.

- Financial instruments: The Company has not used derivative financial instruments during the period ended June 30, 2006; neither did it use any such instruments during the fiscal year ended December 31, 2005, nor through the date of issuance of these financial statements. Receivables and payables related to usual business and financial transactions are valued as stated in the previous paragraphs and, in the opinion of Company Management, such valuation does not differ from their current value.

– Inventories:

- Raw materials (including those in transit) were valued at replacement cost at the end of each period or year, considering the cash prices for the usual purchase volumes. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at the end of the period or year.

- The products manufactured were valued at cash reproduction cost at the end of each period or year, with the cap of their respective net realization values.

- Prepayments to vendors are stated at nominal value, and those related to amounts in foreign currency were converted at the foreign exchange rate effective at the end of each period or fiscal year.

The value of inventories, after considering the allowance for impairment in value, does not exceed the recoverable value thereof.

– Long-term investments in subsidiaries:

Companies under section 33 - Law No. 19,550 (subsidiaries and affiliates): at equity value as established by FACPCE Technical Resolution No. 21, which was calculated based on Interclima S.A.'s financial statements as of June 30, 2006, December 31, 2005, and June 30, 2005, which include a limited review report dated August 10, 2006, and 2005, and an auditor's report dated March 10, 2006, containing except-for qualifications related to discrepancies in the valuation of income tax payables and a qualification for unresolved uncertainties about the recoverability of tax credits.

In addition, upon determining the value by the equity method, an adjustment to the subsidiary's book value was taken into account to disclose the effects of not booking certain income tax payables (see "Income tax – Situation in Interclima S.A.")

Income (loss) from the equity interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

– P&E

- P&E has been valued at original cost restated as mentioned in note 1(b), net of accumulated depreciation until the end of each period or year.

- P&E depreciation is calculated by the straight-line method, applying annual rates sufficient to extinguish P&E by the end of their estimated useful lives.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

- The valuation of P&E items is checked for impairment in value whenever there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".
- The value of P&E, at cash-generating-unit level, does not exceed the recoverable value thereof.

– Intangible assets

- Intangible assets have been valued at original cost restated as mentioned in Note 1, net of accumulated depreciation until the end of each period or year.
- Amortization is calculated following the straight-line method.
- The valuation of intangible assets is checked to verify whether their value was impaired when there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".
- The book value of intangible assets, considered as a whole, does not exceed the recoverable value thereof.
- The licenses to sell products acquired by the Company have been amortized by the straight-line method over three years counted as from their initial economic use, taking into account their capacity to generate earnings in the future.

– Allowances and provisions:

Allowances:

a) For doubtful accounts: set to correct and make adequate the valuation of trade receivables at the estimated recoverable value; it was set on the basis of an individual analysis thereof.

b) For impairment in value and obsolescence of inventories: it was booked to adjust the value of certain finished products and other obsolete or slow-moving inventories to their estimated recoverable value.

c) For impairment in value of deferred income tax assets: it was booked to reduce the value of such assets at their probable recoverable value. For that purpose, the Company's tax situation and estimates were considered.

d) For impairment in value of tax credits: it was set to reduce the book value of such credits at the estimated recoverable value thereof; the estimates made by Company Management and the opinion of its legal counsel were considered in the assessment thereof.

– Shareholders' equity accounts:

They were restated as mentioned in note 1(b), except for the "Capital stock" account, which remained at original value. The adjustment deriving from the restatement thereof is disclosed under the "Adjustment to capital stock" account.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

- Statement-of-income accounts:

  - At nominal value, except for the following cases:

    a) Income (loss) from long-term investments was calculated by the equity method applying the Company's equity interest percentage to the subsidiary's income (loss) for the same period, deducting unrealized intercompany profits and losses. In addition, this account includes the adjustments necessary to make the valuation methods of the subsidiary consistent with those of the Company and the adjustment for not booking an income-tax payable (see "Income tax – Situation in Interclima S.A.").

    b) The depreciation of P&E and the amortization of intangible assets were calculated based on the value of the respective assets after being restated as described in note 1(b).

    c) The cost of goods sold was determined based on the replacement costs for each month. Holding gains(losses) are disclosed in the account "Financial income(expense) and holding gains(losses)".

    d) The account "Financial income (expense) and holding gains (losses)" includes: (a) income and financial costs, (b) inventories holding gains (losses), (c) foreign exchange differences and (d) charges and reversals related to doubtful accounts, impairments in value and obsolescence of inventories, impairments in the value of P&E and other assets in general.

    e) The Company has segregated the imputed financial components accrued during each period provided that they were significant.

- Income tax and deferred tax

  - Status of Mirgor S.A.C.I.F.I.A.

    The Company assesses the income tax charge by the deferred income tax method, which consists in recognizing (as asset or liability) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and the subsequent charge to income for the periods in which such assets or liabilities are reversed, and considering the possibility of using net operating losses in the future. Temporary differences determine deferred income tax assets or liabilities when their future reversal decreases or increases the taxes assessed, respectively.

    Minimum presumed income tax is supplementary to income tax: while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain assets. Therefore, the Company's tax obligations shall be the higher of these two taxes. However, should minimum presumed income tax exceed income tax in any given fiscal year, such excess may be computed as payment on account of any excess of income tax over minimum presumed income tax occurring in any of the ten subsequent fiscal years.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

The Company carries net operating losses amounting to 6,132,976 (out of which 5,904,410 may be used until December 31, 2007, and the remainder, until December 31, 2009). As of June 30, 2006, there were deferred income tax assets amounting to 2,934,313, covered by an allowance for impairment in value for the full amount, based on current expectations about the possibility of using them against taxable income and the Company's tax situation as described in note 4.

The changes in deferred income tax credit and the charge to income for the six-month period ended June 30, 2006, and the fiscal year ended December 31, 2005, were as follows:

	06/30/2006		12/31/2005	
	Deferred tax credit	**Income tax - Income / (loss)**	**Deferred tax credit**	**Income tax - Income / (loss)**
Balance at beginning of year, less provision	-	-	-	-
Consumption of NOLs	(217,464)	(217,464)	(1,014,318)	(1,014,318)
(Decrease) Increase in temporary asset differences	116,569	116,569	8,037	8,037
Decrease in temporary liability differences	-	-	599,849	599,849
Change in the allowance for impairment in value of deferred assets	100,895	100,895	406,432	406,432
Cash at end of period / year - less provision	-	-	-	-

The reconciliation between the income tax charge recognized and that resulting from applying to the period book income the 35% rate established by current tax regulations is as follows:

	06/30/2006	06/30/2005
Earnings for the year before income tax	14,073,382	4,728,984
Permanent differences (*)	(13,785,111)	(4,415,424)
Earnings for the year less permanent differences	288,271	313,560
Tax rate	35%	35%
Tax assessed	(100,895)	(109,746)
Increase in the allowance for impairment in value of deferred assets	100,895	109,746
Income-tax book charge	-	-

(*) It includes the income exempt under the industrial promotion system effective for the Province of Tierra del Fuego.

The items included in the deferred tax credits as of June 30, 2006, and December 31, 2005, are shown in detail below:

Temporally differences in assets	06/30/2006	12/31/2005
Nondeductible allowances	750,735	759,546
Diverses	174,761	49,381
NOLs	2,168,203	2,385,667
Deferred tax credit before the allowance	3,093,699	3,194,594
Allowance for impairment in value of deferred assets	(3,093,699)	(3,194,594)
Deferred tax credit at period-end net of the allowance	-	-

MIRGOR S.A.C.I.F.I.A.

The minimum presumed income tax amount assessed for the six-month period ended June 30, 2006, exceeded income tax and amounted to 222,661. Such amount was booked under noncurrent tax credits, the amount of which accumulated to date totals 1,768,105. The Company's Management, based on the Company's business plan for the future, understands that such amounts will be recoverable.

- Situation in the subsidiary Interclima S.A.

In view of the economic crisis resulting from abandoning the currency board, the Management of the subsidiary considered that the conditions required to apply the tax-purposes adjustment for inflation were present. Consequently, it prepared and filed the income tax return for the year ended December 31, 2002, based on adjusted amounts, using the coefficients determined according to domestic WPI variations, which led to the assessment of NOLs amounting to about 5,200,000.

Interclima S.A.'s Management, seeking appropriate jurisdictional protection, filed before the courts a request for an injunction because it believed that section 39, Law No. 24,073 dated 1992, which had set the index applicable to the tax adjustment for inflation at one, should be abrogated due to the high inflation that affected tax year 2002 and because it had been introduced to legislation in an economic context differing completely from year 2002.

On July 17, 2003, the judge hearing on the case granted the injunction requested by the subsidiary and instructed the Argentine Government to refrain from filing any administrative or judicial proceeding, making any claim, demand or accusation and imposing penalties based on the alleged prohibition to apply the adjustment for inflation.

On October 15, 2004, the trial court judge hearing on the constitutional protection action filed by the subsidiary ruled that the AFIP should accept the legitimacy of the adjustment for inflation provided for in Income Tax Law No. 20,628 Title VI and resolved to declare the unconstitutionality of section 4, Law No. 25,561, amending sections 7 and 10, Law No. 23,928, and section 5 of Presidential Decree 214/02, and section 39, Law No. 24,073, since they disregard sections 14 and 17 of the Argentine Constitution, and it has ordered the AFIP to compute the adjustment for inflation in the fiscal year ended December 31, 2002, and filed on May 8, 2003.

Had the tax adjustment for inflation not been made, Interclima S.A. would have determined income tax amounting to about 384,342 for 2002, (after computing prior-period NOLs), to 854,892 for the fiscal year ended December 31, 2003, to 1,279,585 for the fiscal year ended December 31, 2004, and 39,793 for fiscal year ended December 31, 2005, plus the related interest amounting to 1,299,314 calculated through June 30, 2006.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

2. BREAKDOWN OF MAIN ACCOUNTS

	06/30/2006	12/31/2005
CURRENT ASSETS		
Cash		
Cash in Argentine pesos	18,430	22,731
Cash on hand in foreign currency	24,139	21,208
In banks in Argentine pesos	4,710,603	8,718,785
In banks in foreign currency	7,741,534	8,375,268
	12,494,706	17,137,992
Trade receivables		
Trade receivables in Argentine pesos	37,533,486	18,083,720
Trade receivables in foreign currency	86,991	396,079
Allowance for doubtful accounts	(1,057,855)	(1,057,855)
	36,562,622	17,421,944
Tax credits		
VAT credit balance	948,911	1,083,525
Withholdings and additional withholdings	328,548	426,756
	1,277,459	1,510,281
Other receivables		
Unaccrued insurance	254,725	138,036
Loans to employees	128,456	57,622
Other	164,839	99,201
	548,020	294,859
Inventories		
Manufactured products	19,735,403	14,027,738
Raw material	54,825,787	35,165,651
Raw material in transit	16,461,656	12,817,765
Stock at end of period/year	91,022,846	62,011,154
Prepayments to vendors in Argentine pesos	2,205,788	1,123,766
Prepayments to vendors in foreign currency	2,389,278	2,224,671
Allowance for impairment in value of inventories	(9,786,204)	(11,226,442)
	85,831,708	54,133,149
NONCURRENT ASSETS		
Tax credits		
VAT credit balance - Note 4	93,481	93,481
Minimum presumed income tax - Note 4	1,768,105	1,808,441
Promotional benefits receivable - Note 4	885,447	885,447
Rebates receivable in Argentine pesos - Note 4	1,016,393	1,016,393
Deferred income tax asset	3,093,699	3,194,594
Allowance for impairment in value of deferred income tax asset	(3,093,699)	(3,194,594)
Other	38,209	81,329
Allowance for impairment in value of tax credits	(1,932,226)	(1,932,226)
	1,869,409	1,952,865

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	06/30/2006	12/31/2005
Other receivables		
Companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	675,943	460,037
	675,943	460,037
CURRENT LIABILITIES		
Trade payables		
Suppliers	21,181,107	10,443,886
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	-	44,037
Financial payables in foreign currency	34,276,843	20,367,812
	55,457,950	30,855,735
Salaries, payroll taxes and other taxes payable		
Salaries and payroll taxes	509,872	1,638,250
Annual statutory bonus and vacation accrual	1,409,606	780,236
Health and safety assessment	359,601	208,782
Turnover tax payable	355,524	55,009
Withholdings and additional withholdings	441,457	245,907
Other taxes payable	171,407	53,213
	3,247,467	2,981,397
Loans		
Financial loans in Argentine pesos	11,039,332	-
Financial loans in foreign currency	3,620,139	2,422,084
	14,659,471	2,422,084
Other liabilities		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	7,088,901	4,053,228
Royalties payable	363,477	295,479
Directors' fees accrual	1,255,162	-
Other	1,215	340,489
	8,708,755	4,689,196
NONCURRENT LIABILITIES		
Taxes payable		
Turnover tax payable	363,450	-
	363,450	-
Loans		
Financial loans in foreign currency	1,052,939	3,100,800
	1,052,939	3,100,800
Other liabilities		
Directors' fees accrual	1,250,000	-
	1,250,000	-
Other income and expenses, net		
Leases and rentals	600,000	600,000
Other	51,953	156,797
	651,953	756,797

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

3. CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital stock status

The Company's capital stock consists of 20,000,000 book-entry shares of common stock, 0.10 face value each and it is fully registered, subscribed and paid-in, according to the following breakdown:

Class	Votes	Number
"A"	Entitled to three (3) votes each	5,200,000
"B"	Entitled to three (3) votes each	5,200,000
"C"	Entitled to one (1) vote each	9,600,000
Total		20,000,000

Each Class "A", Class "B" or Class "C" shares have the same rights to collect dividends.

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 3,846,962; 4,176,701; and 4,176,701, respectively.

4. TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS

The Company enjoys the benefits of the Industrial Promotion System provided by Law No. 19,640 as regards the assets and for the activities performed in the Province of Tierra del Fuego. Accordingly, the Company is entitled to certain tax and customs benefits through 2013, including:

a) **Income tax**: Presidential Decree No. 1,395/94 established, as from September 1, 1994, that 85% of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%). Subsequently, under Presidential Decree 615/97, the Argentine Government reinstated certain tax benefits granted by Industrial Promotion Law introducing amendments effective August 1, 1997, that provided that the exemption granted to such activities would amount to 100% as established by Law No. 19,640, section 4(a).

b) **Value-added tax:** The Company's sales are subject to VAT at the 21% rate; such tax is collected from customers. Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% of the net sales price to customers so that the tax obligation was reduced to 8% thereof as from April 1995. Presidential Decree No. 615/97 provided that the presumed VAT credit computable as from August 1, 1997, is equivalent to the one resulting from applying 100% on the VAT rate at the bet sale price to customers.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

c) **Tax credit certificates:** Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through Debt Consolidation Bonds.

DGI (Argentine tax bureau) General Resolution No. 3838/94 regulated the way in which the abovementioned bonds would be obtained; based on that, the Company booked credits in the amount of 1,511,788 (historical value).

On September 17, 1996, the DGI advised the Company of the recognition of a larger amount in favor of the Company (2,194,142) (un-restated historical value) as a result of the application of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853 (un-restated historical value) credit related to the reimbursement of VAT to be requested by other procedures.

The Ministry of Economy and Public Services and Works established through Resolution No. 580/96 that the credits against the Federal Government emerging from the suspension of the industrial promotion established in Law No. 23,697 and prior to April 1, 1991, will be settled through the delivery of Debt Consolidation Bonds.

On May 19, 1997, the Company was advised that the DGI provisionally recognized the amount indicated above.

As a result thereof, the Company booked the credit recognized at the listed price effective as of each fiscal period- or year-end which, as of June 30, 2006, and December 31, 2005, amounted to 885,447.

d) **Customs duties and statistical rate:** Not paid by the Company for all the inputs imported and used in its operations in Tierra del Fuego under Law No. 19,640.

e) **Reimbursements in Argentine pesos:** Under Law No. 19,640, exports from the continent to Tierra del Fuego enjoy the benefit of these reimbursements.

Owing to the delay in payment by the Federal Government, the Company filed collection requests before Customs Authorities; although such requests have been denied at administrative stages, the Company's legal counsel and Management understand that the transactions were carried out within the regulatory framework of Law No. 19,640 and, consequently, that the Company is entitled to collect the rebates provided by the legislation and regulations effective at the time.

The unfavorable resolutions mentioned above were challenged; thus, the proceedings are in the Customs Legal and Technical Department awaiting the issuance of the respective formal opinions.

The benefits accrued during the six-month periods ended June 30 2006, and June 30, 2005, amounted to:

	Periods ended June 30,	
	2006	**2005**
Value-added tax	21,570,709	14,324,184
Customs duties and statistical rate (estimated)	15,085,988	9,351,927

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

In addition and considering the tax system to which the Company is subject, as indicated above, as of June 30, 2006, the Company carried minimum presumed income tax credits in the amount of 1.7 million and the Company and its subsidiary carried VAT credits in the amount of 3.7 million disclosed in noncurrent assets. The recoverability of such credits totaling 5.4 million in the consolidated financial statements and 1.7 million in the stand-alone financial statement depends, among other issues on whether the Companies are able to generate income subject to tax during the coming years. In this respect, the Company's Management understands that, based on its future business plan, such credits will be recoverable.

5. MAJOR CUSTOMERS

For the six-month periods ended June 30, 2006, and June 30, 2005, sales to the Company's most significant customers were as follows:

	06/30/2006	06/30/2005
VOLKSWAGEN ARGENTINA S.A.	30%	38%
RENAULT ARGENTINA S.A.	23%	21%
PEUGEOT CITRÖEN ARGENTINA S.A.	19%	8%
GENERAL MOTORS ARGENTINA	17%	23%
MERCEDES BENZ	8%	8%
OTHERS	3%	2%

6. PARENT COMPANY

Parent company: Il Tevere S.A.
Registered office: Paseo Colon 221, Piso 2 – Buenos Aires City
Main business: holding company.
Voting rights: 76.47%
Shareholding percentage: 52%

Effective July 15, 1996, a 40% shareholding in Il Tevere S.A.'s was transferred in favor of Valeo Climatisation (afterwards, Valeo Systemes Thermique), which thus became indirect holder of 20.8% of the capital stock and 30.59% of the voting rights in MIRGOR S.A.C.I.F.I.A. A further 10% shareholding in Il Tevere S.A. was transferred on March 6, 1998; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%. On September 27, 2005, the local shareholders of Il Tevere S.A., the parent company of Mirgor S.A.C.I.F.I.A. in which it holds a 52% equity interest, acquired Valeo Systemes Thermique's equity interest in Il Tevere S.A.

As part of the transaction, Mirgor and Valeo reached a long-term business and technological cooperation agreement in order to ensure the continuity in the future provision of products.

7. INFORMATION ON RELATED PARTIES

For the six month period ended June 30, 2006, and 2005, and for the fiscal year ended December 31, 2005, the Company was engaged in transactions with its subsidiary, parent, and other related companies, being the receivable and payable amounts as follows:

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	06/30/2006	12/31/2005
Other receivables		
IL TEVERE S.A. (3)	675,943	460,037
Total	675,943	460,037
Trade payables		
VALEO SECURITE HABITACLE (2)	-	44,037
Total	-	44,037
Other liabilities		
INTERCLIMA S.A. (1)	7,088,901	4,053,228
Total	7,088,901	4,053,228

The transactions carried out with the subsidiary, parent, and other related companies are:

	06/30/2006 (See 3.)				
	Purchase of merchandise	Services received	Royalties	Loans	Other Services
INTERCLIMA S.A. (1)	2,512,255	-	-	3,035,673	600,000
IL TEVERE S.A. (3)	-	-	-	215,906	-
	2,512,255	-	-	3,251,579	600,000

	06/30/2005				
	Purchase of merchandise	Services received	Royalties	Loans	Other Services
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	1,559,243	-	-	-	-
VALEO CHINA (2)	217,944	-	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (2)	541,210	-	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (2)	186,823	-	-	-	-
VALEO KLIMASYSTEME GMBH (2)	49,112	-	-	-	-
VALEO COMPONENTES AUTOMOVILES (2)	18,991	-	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (2)	964,265	-	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	119,226	-	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (2)	1,285,513	-	-	-	-
VALEO SECURITE HABITACLE (2)	541,478	-	-	-	-
VALEO THERMIQUE FRANCIA (2)	368,884	74,127	-	-	-
VALEO THERMIQUE MOTEUR (2)	2,393,176	-	-	-	-
VALEO ZARAGOZA (2)	3,014,202	-	-	-	-
VCC UP ECHANGEURS (2)	1,770,725	-	473,146	-	-
INTERCLIMA S.A. (1)	7,123,811	-	-	5,066,941	600,000
IL TEVERE S.A. (3)	-	-	-	459,359	-
	20,154,603	74,127	473,146	5,526,300	600,000

(1) Subsidiary.
(2) Related company until September 27, 2005 (See (3)).
(3) Parent company. On September 27, 2005, the local shareholders of Il Tevere S.A., owner of 52% of Mirgor S.A.C.I.F.I.A., acquired from Valeo System Thermique France its interest in Il Tevere S.A. Consequently, after such date, Valeo and its group of companies are no longer part of the group of companies to which Mirgor S.A.C.I.F.I.A. belongs.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

8. INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, such excess shall be subject to a 35% withholding, as single and definitive payment. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

9. OFFICIALLY STAMPED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Officially stamped on	Transaction for the period
57	01-Feb-05	12/15/04 to 02/02/05
59	04-May-05	03/17/05 to 05/01/05
60	04-May-05	05/01/05 to 05/04/05
61	08-Jul-05	06/07/05 to 07/08/05
63	28-Sep-05	08/30/05 to 09/28/05
64	31-Oct-05	10/04/05 to 10/31/05
65	02-Dec-05	11/14/05 to 12/02/05

10. BANK LOANS – RESTRICTION ON EARNINGS DISTRIBUTION

The borrowing and renegotiation of these loans binds the Company to comply with certain conditions and requirements, which it has fulfilled to date, especially those related to meeting certain ratios in its quarterly financial statements, the most significant of which measure the relation between certain liabilities and interest paid, as well as those related to keeping limits on the Company's indebtedness and the limitation to distribute dividends during the effectiveness of the loans.

11. EARNINGS PER SHARE

Net income per share (basic and diluted) is calculated by dividing net income for each period allocable to common shares by the weighted average of outstanding common shares during the same periods. No transactions involving shares of common stock or possible shares of common stock have been performed as from the end of the year reported through the issuance of these financial statements.

12. FOREIGN INVESTOR INFORMATION REGULATIONS

These financial statements have been prepared in accordance with the foreign investors information regulations established by the CNV (Argentine Securities Commission) in Resolution No. 368, as amended, Chapter XXIII, Exhibit III. Therefore, these financial statements are in accordance with professional accounting standards effective in Argentina. The effects of differences between professional accounting standards effective in Argentina and those effective in other countries where these financial statements may be used have not been quantified.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

13. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follows accounting principles that conform with the CNV regulations.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN ANOTHER COMPANY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	2006				
Securities name and characteristics	**Face value**	**Amounts**	**Cost value**	**Value obtained by the equity method**	**Book value**
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates					
INTERCLIMA S.A.	1	11,996	8,815,917	22,673,869	22,673,869
Total noncurrent investments					22,673,869

	2006						2005
	Information on the issuer						
		Last financial statements issued					
Securities name and characteristics	**Main business activity**	**Date**	**Capital**	**Income (loss) for the year**	**Shareholders' equity**	**Equity interest %**	**Book value**
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates							
INTERCLIMA S.A.	Manufacturing of autoparts and exchangers for air conditioning and heating systems	06/30/06	12,000	4,682,581	26,650,878	1	18,293,8
Total noncurrent investments							18,293,8

Buenos Aires, september 15, 2006

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the three month period of the fiscal year N° 36, ended on March 31, 2006, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

Dr. Mauricio Blacher
Chief Financial Manager

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD BEGINNING

JANUARY 1, 2006, AND ENDED MARCH 31, 2006,

PRESENTED JOINTLY WITH THE LIMITED REVIEW REPORT

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Roberto G. Vazquez (*)

VICE-CHAIRMAN

José Fara (*)

DIRECTORS

Nicolás Martín Caputo
José Luis Caputo
Alejandro Carrera (*)

ALTERNATE DIRECTORS

Jorge Antonio Caputo
Diego García Villanueva
Mauricio Blacher
Eduardo Garcia Terán
Martín Basaldúa

STATUTORY AUDIT COMMITTEE

Statutory Auditors

Aldo Carugati
Karén Grigorian
Enrique Crespi

Alternate statutory auditors

Pablo Moreno
Gabriel Casella
Benjamín Harriague

(*) Audit Committee members.

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS
(Translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina)

To the Directors of
MIRGOR S.A.C.I.F.I.A.

1. We have performed a limited review of the balance sheet of MIRGOR SACIFIA as of March 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the three-month period then ended. We also performed a limited review of the accompanying consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. and its subsidiary as of March 31, 2006, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. Such financial statements are the responsibility of the Company's Management.

2. Our review was performed in accordance with FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to the limited review of interim financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3. As of March 31, 2006, the Company and its subsidiary booked noncurrent minimum presumed income tax and value-added tax credits amounting to ARS 5,998,669, the recoverability of which depends on the companies' possibility of generating enough taxable income to absorb them. As of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

4. Based on our review, we have not become aware of any significant change that should be made to the financial statements mentioned in paragraph 1 for them to be presented in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina, and the applicable provisions of Argentine Business Associations Law and CNV (Argentine securities commission) regulations. This representation should be read considering the uncertainties described above in paragraph (3), the resolution of which may not be determined as of the date of this report.

5. Regarding the balance sheet of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiary as of December 31, 2005, and the statements of income, changes in shareholders' equity, and cash flows of MIRGOR S.A.C.I.F.I.A. and MIRGOR S.A.C.I.F.I.A. and its subsidiary for the three-month period ended March 31, 2005, presented for comparative purposes, we report that:

   (a) On March 10, 2006, we issued an auditors' report on the financial statements of MIRGOR S.A.C.I.FI.A. and MIRGOR S.A.C.I.FI.A. and its subsidiary as of December 31, 2005, which included a qualification for unresolved uncertainty regarding the recoverability of certain tax assets, which amounted to ARS 5,745,585.

(b) On May 11, 2005, we issued a limited review report on the financial statements of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiary for the three-month period ended March 31, 2005, which included a qualification for unresolved uncertainty regarding the recoverability of certain tax credits and receivables from the Argentine government amounting to ARS 5,439,852.

6. In compliance with current regulations, we further report that:

(a) The financial statements mentioned in paragraph (1) have been transcribed into the Inventory and Financial Statements book.

(b) The financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current regulations, except as mentioned in note 9 to the accompanying financial statements.

(c) The information included in points 2, 3 and 5 of the "Summary of events for the three-month period ended March 31, 2006", filed by the Company to meet CNV and BCBA regulations, results from the accompanying financial statements as of March 31, 2006, and as of March 31, 2005, 2004, 2003 and 2002, (the latter of which after being restated in constant pesos through February 28, 2003, as detailed in note 1(a) to the stand-alone financial statements attached hereto), not included in the document attached hereto, on which we have issued our limited review reports dated May 11, 2005, May 11, 2004, May 19, 2003, and May 22, 2002, respectively, to which we refer and are to be read jointly with this report. In addition, Company Management did not amend the information for the periods ended March 31, 2002, to introduce the changes to the measurement methods established by the accounting standards effective as from January 1, 2003.

(d) As of March 31, 2006, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System as shown by the Company's accounting books amounted to ARS 173,955, none of which was due and payable as of that date.

Buenos Aires,
May 11, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. I Fo. 13

Karen Grigorian (Partner)
Certified Public Accountant (UBA)
CPCECABA Vol. 175 Fo. 031

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina.

Main business: Manufacture of air conditioning equipment for vehicles.

Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to by-laws: August 12, 2004.

Expiration date of the articles of incorporation: May 31, 2070.

FISCAL YEAR No. 36 BEGINNING JANUARY 1, 2006

SUMMARY OF EVENTS (*)
For the period ended March 31, 2006
(Figures stated in Argentine pesos - Note 1.b)

1. BRIEF COMMENT ON THE COMPANY'S ACTIVITIES FOR THE PERIOD

A major aspect in Argentine reality is the ongoing growth of its economy at very interesting rates. This situation is clearly distinguished from the news related to other areas of Argentine life, as the case of relations with the rest of the world and, particularly, Uruguay owing to the dispute over paper mills.

As to the Company's activities, changes in the economy allow maintaining a significant growth pace supported by several issues.
Firstly, trust in consumers is high and this leads to car and residential air conditioning equipment sales to remain at sound levels.
In addition, the Company launched air conditioning systems for new car models such Peugeot 307 and Volkswagen Suran. These models' distinctive characteristic as compared to other products sold by Mirgor is that these cars will be mostly exported. This datum is not a minor one since it is anticipated by some that growth pace will slow down and they are even trying to predict when the new cyclical crisis will occur in the Argentine economy.

In the light of this scene of a more important share of exports in the sales mix of auto customers, there are doubts as to the future changes in price indices. In the particular case of this industry there are still pending salary agreements with the main trade unions involved in the Company's activity, SMATA and UOM.
The agreements reached by the former with auto-makers will be the benchmark for the negotiations to be carried out between auto-part makers and the related trade unions. Subsequently, an issue to be decided it what portion of these rises may be transferred to the price of parts.

Auto industry production increased about 23.8% during the first quarter and, according to auto-makers, production will maintain the good pace for the rest of the year. The most significant variation occurred due to sales to the local market, which caused the share in imported cars to be reduced domestic sales.

Mirgor sales in units increased by 36.0% as a result of a larger market share obtained by the Company.

The sales of air filtering systems for cars with air conditioning increased by 49.1% during Q1 2006, showing a growth in the share within the Company's total sales mix. This trend has been strengthening each quarter having reached the current share of 78%.

Instrument panels fell by 7.3%. This fall is related to the new vehicle manufactured by Volkswagen and the need to produce a stock of cars to be provided to car dealers.

The most important issue of growth for the quarter lies in residential air conditioning equipment, which totaled 16,731 units during the period. This represents a 495% increase on sales for the same period the prior year and they explain the strong growth of the Company's total sales.

2. CONSOLIDATED BALANCE SHEET STRUCTURE

	03/31/2006	03/31/2005	03/31/2004	03/31/2003	03/31/2002
Current assets	154,029,930	88,637,108	69,542,984	64,443,113	89,294,740
Noncurrent assets	25,400,097	25,663,150	32,084,992	37,501,188	42,709,339
Total assets	179,430,027	114,300,258	101,627,976	101,944,301	132,004,079
Current liabilities	90,101,654	47,188,002	38,950,678	31,856,899	75,820,464
Noncurrent liabilities	769,137	3,705,127	6,921,002	13,091,835	-
Total liabilities	90,870,791	50,893,129	45,871,680	44,948,734	75,820,464
Minority interest	7,689	5,492	4,316	3,789	4,474
Shareholders' equity	88,551,547	63,401,637	55,751,980	56,991,778	56,179,141
Total liabilities and shareholders' equity	179,430,027	114,300,258	101,627,976	101,944,301	132,004,079

3. CONSOLIDATED STATEMENT-OF-INCOME STRUCTURE

	03/31/2006	03/31/2005	03/31/2004	03/31/2003	03/31/2002
Operating loss from recurring operations	5,247,898	3,895,796	1,333,738	(453,103)	(397,172)
Financial income (expense)	987,185	(3,054,086)	(679,802)	182,667	1,988,155
Other (expenses) / revenues	14,068	85,970	(34,916)	(985,552)	(111,152)
Income tax	(109,295)	(216,385)	(257,623)	(49,983)	-
Income (loss) on minority interest	(373)	(296)	(198)	(259)	(368)
Net income (loss)	6,139,483	710,999	361,199	(1,306,230)	1,479,463

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

4. STATISTICAL DATA (1)

Number of units	03/31/2006		03/31/2005		03/31/2004		03/31/2003		03/31/2002	
	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production (2)	87,045	87,045	35,812	35,812	48,844	48,844	37,810	37,810	23,367	23,367
Sales (3)	66,450	66,450	46,470	46,470	42,811	42,811	38,270	38,270	8,400	8,400
- Local	56,240	56,240	33,414	33,414	25,893	25,893	14,064	14,064	8,400	8,400
Equipment with air conditioning	27,150	27,150	18,198	18,198	15,506	15,506	5,578	5,578	4,495	4,495
Equipment without air conditioning	7,817	7,817	7,503	7,503	6,199	6,199	4,979	4,979	2,075	2,075
Dashboards	4,542	4,542	4,899	4,899	4,188	4,188	3,507	3,507	1,830	1,830
Residential air conditioning	16,731	16,731	2,814	2,814	-	-	-	-	-	-
- Exports	10,210	10,210	13,056	13,056	16,918	16,918	24,206	24,206	-	-

(1) As from fiscal 2004, the units sold by Interclima S.A. are disclosed as statistical information.
(2) Including the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	03/31/2006	03/31/2005	03/31/2004	03/31/2003	03/31/2002
Liquidity	1.71	1.88	1.79	2.02	1.18
Solvency	0.97	1.25	1.22	1.27	0.74
Fixed asset-to-equity capital ratio	0.14	0.22	0.32	0.37	0.32

6. LISTED PRICE (VALUES PER ARS 1 NOMINAL VALUE)

JAN 05	JAN 06	FEB 05	FEB 06	MAR 05	MAR 06
26.3	40.2	28.2	48.9	28.0	53.0

7. PROSPECTS

At the beginning of this new fiscal year, there was also an increase in production volumes due to the incorporation of new products to our work lines and the increase of existing ones; to such end, the Company is also getting ready with a new structure.

The construction of the new storehouses in our industrial plant will extend product manufacturing and storing capacity, allowing the Company to move more comfortably and grow more.

Buenos Aires, May 11, 2006

Roberto G. Vazquez
Chairman

(*) Information not covered by the limited review report, except for 2, 3 and 5.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR No. 36 FOR THE THREE-MONTH PERIOD BEGINNING JANUARY 1 AND ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR AND WITH THE SAME PERIOD OF THE PRIOR YEAR

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego.

Main business: Manufacture of air conditioning equipment for vehicles.

Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to by-laws: July 1, 1994.
- Of the last amendment to by-laws: August 12, 2004.

Registration number with the IGJ (regulatory agency of business associations): 40.071

Expiration date of articles of incorporation: May 31, 2070.

Parent company: See note 6 to the stand-alone financial statements.

Capital structure: See note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	ARGENTINE PESOS
20,000,000 shares of common stock, face value ARS 0.10 each Subscribed, paid-in, issued and registered with the Public Registry of Commerce.	2,000,000

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006
PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006	12/31/2005
ASSETS		
CURRENT ASSETS		
Cash - Note 2	12,906,861	19,024,378
Trade receivables - Note 2	51,802,164	78,911,844
Tax credits - Note 2	2,315,399	2,736,541
Other receivables - Note 2	375,772	309,326
Inventories - Note 2	86,629,734	61,997,660
TOTAL CURRENT ASSETS	154,029,930	162,979,749
NONCURRENT ASSETS		
Tax credits - Note 2	6,498,840	6,298,910
Other receivables - Note 2	461,027	460,037
Intangible assets - Note 1(f)b	155,164	195,345
Property & equipment - Note 1(f)a	18,285,066	17,908,861
TOTAL NONCURRENT ASSETS	25,400,097	24,863,153
TOTAL ASSETS	179,430,027	187,842,902

Note 1 through 4 to the consolidated financial statements, exhibit H and notes 1 through 12 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly therewith.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006
PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006	12/31/2005
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	73,835,294	82,364,442
Salaries, payroll taxes and taxes payable - Note 2	7,831,358	7,947,172
Customer prepayments - Note 2	1,989	8,697,347
Loans - Note 2	7,793,091	2,422,084
Other liabilities	639,922	891,678
TOTAL CURRENT LIABILITIES	90,101,654	102,322,723
NONCURRENT LIABILITIES		
Loans - Note 2	-	3,100,800
Tax payables – Note 2	769,137	-
TOTAL NONCURRENT LIABILITIES	769,137	3,100,800
TOTAL LIABILITIES	90,870,791	105,423,523
MINORITY INTEREST IN SUBSIDIARIES	7,689	7,315
SHAREHOLDERS' EQUITY	88,551,547	82,412,064
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	179,430,027	187,842,902

Note 1 through 4 to the consolidated financial statements, exhibit H and notes 1 through 12 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly therewith.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

CONSOLIDATED STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006	03/31/2005
Net sales (including VAT benefits amounting to 12,165,232 and 6,866,655, respectively)	79,119,408	47,816,497
Cost of goods sold	(65,986,493)	(40,695,996)
GROSS REVENUES	13,132,915	7,120,501
Administrative expenses - Exhibit H	(4,057,601)	(2,200,265)
Selling expenses - Exhibit H	(3,827,416)	(1,024,440)
Financial income (expense) and holding gains (losses) from assets:		
Interest	346,610	(67,959)
Foreign exchange difference	98,555	(188,640)
Holding gains (losses) - Inventories	914,235	(1,270,371)
Allowance for doubtful accounts	-	(621,133)
Allowance for impairment in value of property and equipment	-	70,423
Allowance for impairment in value of tax credits	841,010	(198,646)
Allowance for obsolescence and impairment in value of inventories	(61,736)	(656,455)
(Loss) from bondholdings	-	(67,435)
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(937,723)	(427,283)
Foreign exchange difference	(213,766)	373,413
Other income, net	14,068	85,970
INCOME BEFORE INCOME TAX	6,249,151	927,680
Income tax	(109,295)	(216,385)
INCOME AFTER INCOME TAX	6,139,856	711,295
Minority interest in subsidiaries	(373)	(296)
NET INCOME FOR THE PERIOD	6,139,483	710,999

Note 1 through 4 to the consolidated financial statements, exhibit H and notes 1 through 12 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly therewith.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH
Supplementary information

CONSOLIDATED STATEMENT OF CASH FLOWS (1) FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR
(Figures stated in Argentine pesos – Note 1.b)

	03/31/2006	**03/31/2005**
CHANGES IN CASH		
Cash at beginning of year	19,024,378	17,673,528
Cash at end of period	12,906,861	13,123,549
(Decrease) in cash, net	(6,117,517)	(4,549,979
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the period	6,139,483	710,999
Interest and foreign exchange difference accrued	325,755	137,393
Income tax	109,295	216,385
<u>Adjustments to reach net cash flows (used in) provided by operating activities</u>		
P&E depreciation and intangible assets amortization	706,168	1,112,416
Income from the sale of P&E	(29,424)	-
Minority interest	373	296
Increase in the allowance for inventories obsolescence and impairment of value	61,736	656,455
Increase in the allowance for trade receivables	-	621,133
(Decrease) in the allowance for P&E impairment in value	-	(70,423
(Decrease) increase in the allowance for impairment in value of tax credits	(841,010)	198,646
(Decrease) in the allowance for warranties and increasing costs	-	(290,821
<u>Changes in operating assets and liabilities</u>		
Decrease in trade receivables	27,109,680	9,230,179
(Increase) in inventories	(24,693,810)	(4,314,339
(Decrease) in trade payables	(8,529,148)	(3,207,274
Increase (Decrease) in salaries, payroll, taxes and taxes payable (net of tax credits)	1,436,250	(400,092
(Decrease) in customer prepayments	(8,695,358)	(1,448,917
(Decrease) Increase in other receivables and payables	(319,192)	192,852
Interest paid	(257,547)	(411,542
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(7,476,749)	2,933,346

(1) Cash comprises cash on hand and cash in banks.

Notes 1 through 4 to the consolidated financial statements, exhibit H and notes 1 through 12 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

CONSOLIDATED STATEMENT OF CASH FLOWS (1) FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR
(Figures stated in Argentine pesos – Note 1.b)

	03/31/2006	03/31/2005
INVESTMENT ACTIVITIES		
Property & equipment additions	(1,042,192)	(304,496)
Property & equipment sales	29,424	-
NET CASH FLOW (USED IN) INVESTMENT ACTIVITIES	(1,012,768)	(304,496)
FINANCING ACTIVITIES		
Loan repayment	(3,628,000)	(7,178,829)
Inflows from new debts	6,000,000	-
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,372,000	(7,178,829)
(DECREASE) IN CASH, NET	(6,117,517)	(4,549,979)

(1) Cash comprises cash on hand and cash in banks.

Notes 1 through 4 to the consolidated financial statements, exhibit H and notes 1 through 12 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation:

As established by CNV (Argentine Securities Commission) Resolution No. 368, the consolidated financial statements are required to be presented before the stand-alone financial statements. This regulation only implies a change in the location of consolidated information, and it does not modify the fact that stand-alone financial statements constitute the main information and consolidated financial statements are supplementary, as set forth by Argentine Business Associations Law and current professional accounting standards. Therefore, and for the correct interpretation thereof, these consolidated financial statements should be read together with the stand-alone financial statements.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the face and constant value of Argentine pesos is the same, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Council in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation and disclosure method summary:

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current consolidated statements have been incorporated line by line following the method of FACPCE Technical Resolution No. 21, with the applicable deletions.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Consolidation bases:

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of March 31, 2006, and December 31, 2005, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, in which it holds majority voting rights.

The following information reflects the parent-subsidiary relationship:

Subsidiary	Equity interest Common and in possible votes as of 3/31/2006, 12/31/2005 and 3/31/2005	Last financial statements issued
Interclima Sociedad Anónima	99,9667	03/31/2006

In the consolidation, the amounts invested in the subsidiary and the share in income (loss) and cash flows are replaced by all the subsidiary's assets, liabilities, income (loss) and cash flows, separately disclosing third-party minority interest. Receivables and payables, and transactions performed among members of the consolidated group were eliminated from the consolidation. Gain (loss) deriving from transactions between members of the consolidated group from intercompany gains (losses) and contained in final assets and liabilities are fully eliminated.

e) Financial statements used in the consolidation:

The financial statements of Interclima Sociedad Anónima as of March 31, 2006, and 2005, were used to prepare the consolidated financial statements as of such dates. The limited review report on these financial statements dated May 11, 2006, and May 11, 2005, respectively, included an "except for" qualification related to the income tax payable quantification (such adjustment was considered to value the investment and, consequently, in these consolidated financial statements), and with a qualification for unresolved uncertainty related to the recoverability of certain tax credits.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

f) Changes in Property & equipment and intangible assets:

	03/31/2006	12/31/2005
a) Property & equipment:		
Balance at beginning	17,908,861	19,463,592
Additions	1,042,192	2,291,401
Retirements (net of accumulated depreciation)	-	(40,676)
Decrease in the allowance for impairment in value	-	281,691
Depreciation	(665,987)	(4,087,147)
Balance at end	18,285,066	17,908,861
b) Intangible assets:		
Balance at beginning	195,345	356,069
Additions	-	-
Amortization	(40,181)	(160,724)
Balance at end	155,164	195,345

NOTE 2 – BREAKDOWN OF MAIN ACCOUNTS

	03/31/2006	12/31/2005
CURRENT ASSETS		
Cash		
On hand in Argentine pesos	26,715	26,106
On hand in foreign currency	79,984	21,208
In banks in Argentine pesos	5,078,912	10,601,796
In banks in foreign currency	7,721,250	8,375,268
	12,906,861	19,024,378

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 2 – BREAKDOWN OF MAIN ACCOUNTS - Continued

	03/31/2006	12/31/2005
Trade receivables		
Trade receivables	51,651,087	79,398,361
Trade receivables in foreign currency	1,208,932	571,338
Allowance for doubtful accounts	(1,057,855)	(1,057,855)
	51,802,164	78,911,844
Tax credits		
VAT credit	1,097,073	1,203,895
Withholdings and additional withholdings	752,593	659,077
Other	465,733	873,569
	2,315,399	2,736,541
Other receivables		
Insurance to be accrued	29,601	138,036
Loans to the personnel	112,433	57,622
Other	233,738	113,668
	375,772	309,326
Inventories		
Manufactured products	18,959,188	15,885,451
Raw material	57,537,276	39,527,943
Raw material in transit	17,331,188	13,223,760
Stock at end of year	93,827,652	68,637,154
Prepayments to vendors in Argentine pesos	2,077,373	3,702,391
Prepayments to vendors in foreign currency	3,448,775	2,320,445
Allowance for impairment in value	(12,724,066)	(12,662,330)
	86,629,734	61,997,660
NONCURRENT ASSETS		
Other receivables		
Companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 3	461,027	460,037
	461,027	460,037

MIRGOR
Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 2 – BREAKDOWN OF MAIN ACCOUNTS - Continued

	03/31/2006	12/31/2005
Tax credits		
VAT credit	3,988,185	3,886,201
Minimum presumed income tax	2,010,484	1,808,441
Reimbursements receivable in Argentine pesos	1,877,032	2,718,042
Promotional benefits receivable	885,447	885,447
Deferred tax credit	3,434,463	3,700,344
Allowance for impairment in value of deferred income tax credit	(2,934,313)	(3,194,594)
Other	30,407	128,904
Allowance for impairment in value of tax credits	(2,792,865)	(3,633,875)
	6,498,840	6,298,910
CURRENT LIABILITIES		
Trade payables		
Vendors	44,090,738	61,106,400
Vendors in foreign currency	29,744,556	21,214,005
Payables in foreign currency - Companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 3	-	44,037
	73,835,294	82,364,442
Salaries, payroll taxes and taxes payable		
Salaries & wages and payroll taxes	422,259	1,979,167
Vacation and annual statutory bonus accrual	1,895,117	1,050,817
Income tax accrual	644,288	547,954
Health and safety assessment	312,218	300,774
Turnover tax payable	530,023	55,009
Withholdings and additional withholdings	194,231	245,907
Other taxes payable	3,833,222	3,767,544
	7,831,358	7,947,172

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 2 – BREAKDOWN OF MAIN ACCOUNTS – Continued

	03/31/2006	12/31/2005
Customer prepayments		
In foreign currency	1,989	8,697,347
	1,989	8,697,347
Loans		
Financial loans in Argentine pesos	4,529,620	-
Financial loans in foreign currency	3,263,471	2,422,084
	7,793,091	2,422,084
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	-	3,100,800
	-	3,100,800
Tax payables		
Turnover tax payable	769,137	-
	769,137	-

NOTE 3 – INFORMATION ON RELATED PARTIES

The receivables from / payables to affiliates and the parent company related to the transactions performed during the three-month period ended March 31, 2006, and for the year ended December 31, 2005, are:

	03/31/2006	12/31/2005
Other receivables (noncurrent)		
IL TEVERE S.A. (2)	461,027	460,037
Total	461,027	460,037
Trade payables		
VALEO SECURITE HABITABLE (1)	-	44,037
Total	-	44,037

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 3 – INFORMATION ON RELATED PARTIES – Continued

The transactions with the parent and other related companies during the three-month periods ended March 31, 2006, and 2005, are:

	03/31/2005			
	Purchase of goods	**Sale of goods**	**Service received**	**Royalti**
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	956,374	927,062	-	-
VALEO CHINA (1)	67,980	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (1)	306,250	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (1)	76,232	-	-	-
VALEO KLIMASYSTEME GMBH (1)	28,922	-	-	-
VALEO COMPONENTES AUTOMOVILES (1)	18,991	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (1)	475,202	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	28,117	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (1)	1,214,940	-	-	-
VALEO SECURITE HABITACLE (1)	277,314	-	-	-
VALEO THERMIQUE FRANCIA (1)	157,576	-	36,756	-
VALEO THERMIQUE MOTEUR (1)	1,011,626	-	-	-
VALEO ZARAGOZA (1)	1,804,297	-	-	-
VCC UP ECHANGEURS (1)	869,615	-	-	217,52
	7,293,436	927,062	36,756	217,52

(1) Related company until September 27, 2005 (See 2).
(2) Parent company. On September 27, 2005, the local shareholders of Il Tevere S.A., owner of 52% of Mirgor S.A.C.I.F.I.A., acquired from Valeo System Thermique France its interest in such company; consequently, as from such date, Valeo and the companies from such group are no longer a part of the group of companies of Mirgor S.A.C.I.F.I.A.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 4 - INFORMATION BY SEGMENT

The Company and the subsidiary operate in the automotive and residential air filtering services segments. The applicable valuation standards to prepare the information by business segment are described in note 1 to these financial statements.

	AIR CONDITIONING		
REVENUES	**AUTOMOTIVE**	**RESIDENTIAL**	**TOTAL**
Sales (net of imputed interest)	51,349,379	15,604,797	66,954,176
Tax benefit	8,867,442	3,297,790	12,165,232
Total	60,216,821	18,902,587	79,119,408
EQUITY			
Allocated assets	151,686,210	27,743,817	179,430,027
Addition of P&E	978,036	64,156	1,042,192

MIRGOR
Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

EXHIBIT H

INFORMATION REQUIRED BY LAW NO. 19,550, SECTION 64 B(I) FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006				03/31/2005
Accounts	Operating costs	Administrative expenses	Selling expenses	Total	Total
Salaries & wages	3,737,697	1,094,524	179,710	5,011,931	2,463,095
Contributions and employee benefits	1,170,075	519,182	67,265	1,756,522	623,204
Insurance	290,020	26,639	2,507	319,166	231,105
Training fees and expenses	186,065	526,182	2,063	714,310	335,202
Taxes, rates and assessments	647,333	171,199	1,674,027	2,492,559	784,260
Maintenance	145,605	86,160	-	231,765	170,149
Property & equipment depreciation	354,767	303,346	7,874	665,987	1,072,235
Intangible assets amortization	3,916	36,265	-	40,181	40,181
Leases and rentals	257,029	-	-	257,029	138,324
Clearing and dispatch expenses	1,561,444	-	-	1,561,444	1,295,204
Royalties	-	-	500,843	500,843	328,541
Transportation, shipping and handling	5,985,133	-	1,069,358	7,054,491	2,919,056
Bank expenses	-	816,481	-	816,481	428,236
Electric Power	87,346	-	-	87,346	78,416
Traveling expenses	-	77,975	-	77,975	47,643
Other	438,153	399,648	323,769	1,161,570	432,995
Total as of 03/31/06	14,864,583	4,057,601	3,827,416	22,749,600	
Total as of 03/31/05	8,163,141	2,200,265	1,024,440		11,387,846

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

BALANCE SHEET AS OF MARCH 31, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006	12/31/2005
ASSETS		
CURRENT ASSETS		
Cash - Note 2	11,353,190	17,137,992
Trade receivables - Note 2	26,649,025	17,421,944
Tax credits - Note 2	1,153,578	1,510,281
Other receivables - Note 2	354,550	294,859
Inventories - Note 2	76,420,459	54,133,149
TOTAL CURRENT ASSETS	115,930,802	90,498,225
NONCURRENT ASSETS		
Long-term investments - Exhibit C	19,274,092	18,293,834
Tax credits - Note 2	2,103,965	1,952,865
Other receivables - Note 2	461,027	460,037
Property & equipment	14,972,895	15,087,079
Intangible assets	132,971	169,236
TOTAL NONCURRENT ASSETS	36,944,950	35,963,051
TOTAL ASSETS	152,875,752	126,461,276
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	46,001,388	30,855,735
Salaries, payroll taxes and taxes payable - Note 2	2,849,360	2,981,397
Loans - Note 2	7,793,091	2,422,084
Other liabilities - Note 2	7,267,029	4,689,196
TOTAL CURRENT LIABILITIES	63,910,868	40,948,412
NONCURRENT LIABILITIES		
Loans - Note 2	-	3,100,800
Tax payables - Note 2	413,337	-
TOTAL NONCURRENT LIABILITIES	413,337	3,100,800
TOTAL LIABILITIES	64,324,205	44,049,212
SHAREHOLDERS' EQUITY (As per related statement)	88,551,547	82,412,064
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	152,875,752	126,461,276

Notes 1 through 12 and exhibit C are an integral part of these financial statements.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006	03/31/2005
Net sales (including VAT benefits amounting to 8,867,442 and 6,344,680, respectively) - Note 4(e)	58,085,503	43,458,447
Cost of goods sold	(47,692,996)	(38,114,787)
GROSS REVENUES	10,392,507	5,343,660
Administrative expenses	(3,362,009)	(1,978,487)
Selling expenses	(2,593,297)	(882,641)
Ordinary income from long-term investments - Note 1	980,258	498,564
Financial income (expense) and holding gains (losses) from assets:		
Interest	114,272	(60,576)
Foreign exchange difference	115,069	(113,025)
Holding gains (losses) - Inventories	772,310	(1,102,991)
Allowance for doubtful accounts	-	(621,133)
Allowance for impairment in value and obsolescence of inventories	142,098	(592,183)
(Loss) from bond holdings	-	(67,435)
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(327,316)	(438,888)
Foreign exchange difference	(428,441)	340,163
Other income and expenses, net - Note 2	334,032	385,971
NET INCOME FOR THE PERIOD	6,139,483	710,999
EARNINGS PER SHARE - NOTE 11		
BASIC ORDINARY	0.3070	0.0355
DILUTED - ORDINARY	0.3070	0.0355

Notes 1 through 12 and exhibit C are an integral part of these financial statements.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006					
	Owner's contributions					
Detail	Capital stock	Capital stock adjustments	Noncapitalized adjustments	Noncapitalized contribution adjustments	Issuance premiums	Subtotal
Balances at beginning of period	2,000,000	4,155,936	-	-	5,243,562	11,399,498
Net income for the period	-	-	-	-	-	-
Balances as of March 31, 2006	2,000,000	4,155,936	-	-	5,243,562	11,399,498
Balances as of March 31, 2005	2,000,000	4,155,936	497	717	5,243,562	11,400,712

	03/31/2006					03/31/2005
	Retained earnings					
	Appropriated retained earnings					
Detail	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of period	2,280,143	73,708	2,353,851	68,658,715	82,412,064	62,690,638
Net income for the period	-	-	-	6,139,483	6,139,483	710,999
Balances as of March 31, 2006	2,280,143	73,708	2,353,851	74,798,198	88,551,547	
Balances as of March 31, 2005	2,280,143	73,708	2,353,851	49,647,074		63,401,637

(*) See Note 3.b).

Notes 1 through 12 and exhibit C are an integral part of these financial statements.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

STATEMENT OF CASH FLOWS (1) FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	03/31/2006	03/31/2005
CHANGES IN CASH		
Cash at beginning of year	17,137,992	17,561,127
Cash at end of period	11,353,190	12,119,572
(Decrease) in cash, net	(5,784,802)	(5,441,555)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the period	6,139,483	710,999
Interest and foreign exchange difference accrued	155,755	137,393
Adjustments to reach net cash flows (used in) provided by operating activities		
P&E depreciation and intangible assets amortization	572,253	948,033
Income from the sale of P&E	(29,424)	-
Increase in the allowance for trade receivables, net	-	621,133
(Decrease) increase in allowance for impairment in value and obsolescence of inventories	(142,098)	592,183
Income (loss) from long-term investments	(980,258)	(498,564)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(9,227,081)	(4,684,794)
(Increase) in inventories	(22,145,212)	(5,752,342)
Increase in trade payables	15,145,653	8,737,583
Increase in salaries, payroll taxes and other taxes payable (net of tax credits)	486,903	68,029
(Decrease) in customer prepayments	0	(1,448,917)
Increase in other receivables and payables	2,517,151	2,890,247
Interest paid	(257,547)	(411,542)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(7,764,422)	1,909,441
INVESTMENT ACTIVITIES		
Net P&E acquisitions	(421,804)	(172,167)
P&E sale	29,424	-
NET CASH FLOWS (USED IN) INVESTMENT ACTIVITIES	(392,380)	(172,167)
FINANCING ACTIVITIES		
Loan repayment	(3,628,000)	(7,178,829)
Inflows from new debts	6,000,000	-
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,372,000	(7,178,829)
(DECREASE) IN CASH, NET	(5,784,802)	(5,441,555)

(1) Cash comprises cash on hand and cash in banks.

The accompanying notes 1 through 12 and exhibit C are an integral part of these financial statements.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation

The financial statements of the Company have been prepared in accordance with CNV regulations.

Pursuant to the agreement signed in July 2004 between the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) and the CPCECABA (Buenos Aires City Professional Council in Economic Sciences) with the purpose of unifying professional accounting standards, the FACPCE issued Resolution No. 312/05 dated April 1, 2005 approving a series of changes to its Technical Resolutions ("TRs") and Interpretations. Subsequently, in August 2005, the CPCECABA issued Resolution CD No. 93/2005, whereby it approved the FACPCE's TRs (with the amendments dated April 1, 2005) and established that such accounting standards shall become generally effective and mandatory for the full years or interim periods belonging to the fiscal years beginning January 1, 2006, or thereafter, although earlier application is allowed. CPCECABA Resolution CD No. 93/2005 also provided a transition period for certain changes related to the comparison with recoverable values and the disclosure of certain supplementary information regarding income tax booking, which will become mandatory for the fiscal years beginning January 1, 2008, or thereafter.

On December 29, 2005, and January 26, 2006, the CNV (Argentine Securities Commission) issued General Resolutions No. 485 and 487, respectively, which adopted (with certain amendments) and applied, for full fiscal years or interim periods related to the fiscal years beginning as from January 1, 2006, Technical Resolutions Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21 and 22 and Interpretations Nos. 1, 2, 3 and 4 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) and adopted by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) through Resolution C.D. No. 93/2005, as mentioned in the previous paragraph. The most significant changes for the Company as a result of CNV General Resolutions Nos. 485 and 487, are as follows:

(a) Comparison with recoverable value, for property & equipment and intangible assets. Such comparison is required to be made in a single step and an impairment in value shall be recorded whenever the expected presented value of the cash flows (and the net realizable value) are lower than the book value. In addition, the comparison is to be made asset by asset or, if there are objective reasons that make this impossible, at the level of each cash-generating activity. If information is presented by business segment, the same grouping method should be used.

(b) It is established that the difference between the P&E book value adjusted for inflation (and other nonmonetary assets) and their tax base is a temporary difference that results in the recognition of a deferred liability, but it is acceptable to continue to consider it as a permanent difference. In this case, the filing of certain information is required.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

(c) For matters not contemplated in general or specific accounting standards and that cannot be resolved by using the general framework of accounting standards, effective International Financial Reporting Standards and interpretations approved by the International Accounting Standards Board shall be also applied in the year when such supplementary standards are applicable.

Regarding the changes mentioned in points (a) and (c) above, the Company's Management has analyzed their effects as of the date of these financial statements and has concluded that they do not result in significant changes with respect to the valuation and disclosure methods and criteria applied by the Company until December 31, 2005.

Regarding the change mentioned in point (b) above, the effects of calculating the deferred income tax considering the difference between the inflation-adjusted book value of Property & Equipment Items (and other non-monetary assets) and their tax base would result in a decrease in shareholders' equity and an increase in the income-tax deferred liability (noncurrent) of about 387,065 as of March 31, 2006, and 401,934 as of December 31, 2005, and of 505,546 as of March 31, 2005, while the effect on income(loss) for this quarter would not have been significant.

Preparing the financial statements in accordance with current professional accounting standards requires Company Management to consider the estimates and assumptions impacting on the assets and liabilities amounts reported, the disclosure of contingent liabilities and assets as of the date of such financial statements, as well as the revenues and expenses for each period. The final results may differ from such estimates.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency and, within an inflationary or deflationary context, the financial statements should be stated in the currency of the purchasing power as of the date to which they related, thus recognizing for accounting purposes the changes in the domestic WPI published by the INDEC in conformity with the restatement method established by FACPCE Technical Resolution No. 6.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation methods

The main valuation methods used to prepare the financial statements were:

- Cash:

  - In Argentine pesos: at nominal value.

  - In foreign currency: converted at the exchange rate effective as of each period-end or year-end for the settlement of these transactions. Foreign exchange differences were charged to income for each period.

- Receivables and payables:

  - In Argentine pesos: at the present value of the cash flows from which they will be generated discounted, as long as they have material effects, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction.

  - In foreign currency: at the present value of the cash flows from which they will be generated discounted, as long as they have material effects, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. These amounts were converted into Argentine pesos at the exchange rate effective as of each period-end or year-end for the settlement of the related transactions. Foreign exchange differences were charged to income for each period.

  - Credit risk: In its usual course of business the Company grants credit to customers, including car plants, that represent about 99% of total service charge income. The Company continuously performs credit assessments of its customers' financial capacity in order to reduce the potential risk of significant credit losses.

(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

- Financial instruments: The Company has not used derivative financial instruments during the period ended March 31, 2006, or for the fiscal year ended December 31, 2005, through the date of issuance of these financial statements. Receivables and payables related to usual business and financial transactions are valued as stated in the previous paragraphs and, in the opinion of Company Management, such valuation does not differ from their current value.

- Inventories:

  - Raw materials (including those in transit) were valued at replacement cost at end of each period or year, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at the end of the period or year.

  - The products manufactured were valued at cash reproduction cost at the end of each period or year limited by the net realization value thereof.

  - Prepayments to vendors are stated at nominal value, and those related to amounts in foreign currency were converted at the foreign exchange rate effective at the end of each period or fiscal year.

  The value of inventories taken as a whole does not exceed the recoverable value thereof.

- Long-term investments in subsidiaries:

  Companies under section 33 - Law No. 19,550 (subsidiaries and affiliates): at equity value as established by FACPCE Technical Resolution No. 21, which was calculated based on Interclima S.A.'s financial statements as of March 31, 2006, December 31, 2005, and March 31, 2005, which include a limited review report dated May 11, 2006, and 2005, and an auditor's report dated March 10, 2006, containing except-for qualifications related to the inconsistency in valuing income tax payables and a qualification for unresolved uncertainties about the recoverability of tax credits.

  In addition, upon determining the value by the equity method, an adjustment to the subsidiary's book value was taken into account to disclose the effects of failing to book income tax payables (see "Income tax – Situation in Interclima S.A.")

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Gain (loss) from the interest in the subsidiary is disclosed in the statement of income under "Gain (loss) from long-term investments".

- Property & equipment

  - P&E has been valued at original cost restated as mentioned in note 1(b), net of accumulated depreciation until the end of each period or year.

  - P&E depreciation is calculated by the straight-line method, applying annual rates sufficient to extinguish P&E by the end of their estimated useful lives.

  - P&E valuation is checked to verify whether their value was impaired when there is any indication that their book value could exceed their recoverable value. The losses and reversals from impairment in value are recognized in financial income (expense) and holding gains (losses) in the statement of income.

  - The value of P&E, at a cash generating unit level, does not exceed the recoverable value thereof.

- Intangible assets

  - Intangible assets have been valued at original cost restated as mentioned in Note 1, net of accumulated depreciation until the end of each period or year.

  - Amortization is calculated following the straight-line method.

  - The valuation of intangible assets is checked to verify whether their value was impaired when there is any indication that their book value could exceed their recoverable value. The losses and reversals from impairment in value are recognized in financial income (expense) and holding gains (losses) in the statement of income.

  - The book value of intangible assets, considered as a whole, does not exceed the recoverable value thereof.

  - The licenses to sell products acquired by the Company have been amortized by the straight-line method over three years counted as from their initial economic use, taking into account their capacity to generate earnings in the future.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

- Allowances and provisions:

  Allowances:

  a) For doubtful accounts: set to correct and make adequate the valuation of trade receivables at the estimated recoverable value; it was set on the basis of an individual analysis thereof.

  b) For impairment in value and obsolescence of inventories: it was booked to adjust the value of certain finished products and other obsolete or slow-moving inventories to their estimated recoverable value.

  c) For impairment in value of deferred income tax assets: it was booked to reduce the value of such assets at their probable recoverable value. For that purpose, the Company's tax situation and estimates were considered.

  d) For impairment in value of tax credits: it was set to reduce the book value of such credits at the estimated recoverable value thereof; the estimates made by Company Management and the opinion of its legal counsel were considered in the assessment thereof.

- Shareholders' equity accounts:

  They were restated as mentioned in note 1(b), except for the "Capital stock" account, which remained at original value. The adjustment deriving from the restatement thereof is disclosed under the "Adjustment to capital stock" account.

- Statement-of-income accounts:

  - At nominal value, except for the following cases:

  a) Gain (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company consistent with those of the subsidiary and the income tax adjustment (see "Income tax – Situation in Interclima S.A.").

  b) The depreciation of P&E and the amortization of intangible assets were calculated based on the value of the respective assets, after being restated as described in note 1(b).

  c) The cost of goods sold was determined based on monthly replacement costs. Holding gains(losses) are disclosed in the account "Financial income(expense) and holding gains(losses)".

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) The account "Financial income (expense) and holding gains (losses)" includes: (a) income and financial costs, (b) inventories holding gains (losses), (c) foreign exchange differences and (d) charges and reversals related to doubtful accounts, impairments in value and obsolescence of inventories, impairments in the value of P&E and other assets in general.

e) The Company has segregated the imputed financial components accrued during each period provided that they were significant.

- Income tax and deferred tax

  - Status of Mirgor S.A.C.I.F.I.A.

    The Company assesses the income tax charge by the deferred income tax method, which consists in recognizing (as asset or liability) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and the subsequent charge to income for the periods in which such assets or liabilities are reversed, and considering the possibility of using net operating losses in the future. Temporary differences determine tax asset or liability balances when their future reversal decreases or increases the tax assessed, respectively.

    Minimum presumed income tax is supplementary to income tax: while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain assets. Therefore, the Company's tax obligations shall be the higher of these two taxes. However, should minimum presumed income tax exceed income tax in any given fiscal year, such excess may be computed as payment on account of any excess of income tax over minimum presumed income tax occurring in any of the ten subsequent fiscal years.

    The Company carries net operating losses amounting to 6,132,976 (out of which 5,904,410 may be used until December 31, 2007, and the remainder, until December 31, 2009). As of March 31, 2006, there were deferred income tax assets amounting to 2,934,313, the value of which was fully impaired based on current expectations about the possibility of using them against taxable income and the Company's tax situation described in note 4.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

The changes in deferred income tax credit and the charge to income for the three-month period ended March 31, 2006, and December 31, 2005, were as follows:

	03/31/2006		12/31/2005	
	Deferred tax credit	**Income tax - Income / (Loss)**	**Deferred tax credit**	**Income Incon (Los**
Balance at beginning of year, less provision	-	-	-	-
Consumption of NOLs	(239,125)	(239,125)	(1,014,318)	(1,014,
(Decrease) Increase in temporary asset differences	(21,156)	(21,156)	8,037	8,(
Decrease in temporary liability differences	-	-	599,849	599,
Change in the allowance for impairment in value of deferred assets	260,281	260,281	406,432	406,
Balance as of year-end, less provision	-	-	-	-

The reconciliation between the charge to income booked in connection with income tax and the one resulting from applying the 35% rate established by current tax regulations on book income for the period is as follows:

	03/31/2006	03/31/2005
Net income for the period before income tax	6,139,483	710,999
Permanent differences (*)	(5,395,823)	(634,654)
Period earnings less permanent differences	743,660	76,345
Tax rate	35%	35%
Tax assessed	(260,281)	(26,721)
Consumption of NOLs	260,281	26,721
Income-tax book charge	-	-

(*) It includes the exempt income (loss) under industrial promotion system effective in the Province of Tierra del Fuego.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

The detail of the accounts included in the deferred tax credit as of March 31, 2006, and December 31, 2005, is:

Asset temporary differences	**03/31/2006**	**12/31/2005**
Non-deductible allowances	750,735	759,546
2002 foreign exchange difference	37,036	49,381
NOLs	2,146,542	2,385,667
Liability temporary differences		
Deferred tax credit as of year-end before provisions	2,934,313	3,194,594
Allowance for impairment in value	(2,934,313)	(3,194,594)
Deferred tax credit as of year-end before provisions	-	-

The minimum presumed income tax amount for the three-month period ended March 31, 2006, exceeded income tax and amounted to 202,043. Such amount was booked under noncurrent tax credits, the amount of which accumulated to date totals 2,010,484. The Company's Management understands that on the basis of the future business plan such amounts will be recoverable.

- Situation in the subsidiary Interclima S.A.

In view of the economic crisis resulting from abandoning the currency board, the Management of the subsidiary considered that the conditions required to apply the tax adjustment for inflation were present. Consequently, it prepared and filed the income tax return for the year ended December 31, 2002, based on adjusted amounts, using the coefficients determined according to domestic WPI variations, which led to the assessment of NOLs amounting to about 5,200,000.

Interclima S.A. Management filed an injunction with justice to seek the related jurisdictional protection because it understood that, due to the high inflation that affected tax year 2002, section 39, Law No. 24,073 dated 1992, should be abrogated, as it established at one the index applicable to the tax adjustment for inflation, which had been introduced to legislation in an economic context differing completely from year 2002.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

On July 17, 2003, the judge hearing on the case granted the injunction requested by the subsidiary and instructed the Argentine Government to refrain from filing any administrative or judicial proceeding, making any claim, demand or accusation and imposing penalties based on the alleged prohibition to apply the adjustment for inflation.

On October 15, 2004, the trial court judge hearing on the constitutional protection action filed by the subsidiary decided that the AFIP accept the legitimacy of the adjustment for inflation provided for in Income Tax Law No. 20,628 Title VI and resolved to declare the unconstitutionality of section 4, Law No. 25,561, amending sections 7 and 10, Law No. 23,928, and section 5 of Presidential Decree 214/02, and section 39, Law No. 24,073, since they disregard sections 14 and 17 of the Argentine Constitution, and it has ordered the AFIP to compute the adjustment for inflation in the fiscal year ended December 31, 2002, and filed on May 8, 2003.

Had the tax adjustment for inflation not been made, Interclima S.A. would have determined income tax amounting to about 384,342 for 2002, (after computing prior-period NOLs), 854,892 for the fiscal year ended December 31, 2003, 1,279,585 for the fiscal year ended December 31, 2004, and 39,793 for fiscal year ended December 31, 2005, plus the related interest amounting to 1,129,099 calculated as of March 31, 2006.

NOTE 2 – BREAKDOWN OF MAIN ACCOUNTS

	03/31/2006	12/31/2005
CURRENT ASSETS		
Cash		
Cash on hand in Argentine pesos	16,550	22,731
Cash on hand in foreign currency	79,984	21,208
In banks in Argentine pesos	3,535,406	8,718,785
In banks in foreign currency	7,721,250	8,375,268
	11,353,190	17,137,992

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 2 - BREAKDOWN OF MAIN ACCOUNTS – Continued

	03/31/2006	12/31/2005
Trade receivables		
Trade receivables in Argentine pesos	27,320,348	18,083,720
Trade receivables in foreign currency	386,532	396,079
Allowance for doubtful accounts	(1,057,855)	(1,057,855)
	26,649,025	17,421,944
Tax credits		
VAT credit	928,376	1,083,525
Withholdings and additional withholdings	225,202	426,756
	1,153,578	1,510,281
Other receivables		
Insurance to be accrued	29,601	138,036
Loans to the personnel	112,433	57,622
Other	212,516	99,201
	354,550	294,859
Inventories		
Manufactured products	18,355,515	14,027,738
Raw material	51,932,460	35,165,651
Raw material in transit	12,375,981	12,817,765
Stock at end of year	82,663,956	62,011,154
Prepayments to vendors in Argentine pesos	1,579,768	1,123,766
Prepayments to vendors in foreign currency	3,261,079	2,224,671
Allowance for impairment in value	(11,084,344)	(11,226,442)
	76,420,459	54,133,149

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 2 - BREAKDOWN OF MAIN ACCOUNTS – Continued

	03/31/2006	12/31/2005
NONCURRENT ASSETS		
Tax credits		
VAT credit - Note 4	93,481	93,481
Minimum presumed income tax - Note 4	2,010,484	1,808,441
Promotional benefits receivable - Note 4	885,447	885,447
Reimbursements receivable in Argentine pesos - Note 4	1,016,393	1,016,393
Deferred tax credit	2,934,313	3,194,594
Allowance for impairment in value of deferred income tax credit	(2,934,313)	(3,194,594)
Other	30,386	81,329
Allowance for impairment in value	(1,932,226)	(1,932,226)
	2,103,965	1,952,865
Other receivables		
Companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	461,027	460,037
	461,027	460,037
CURRENT LIABILITIES		
Trade payables		
Vendors	17,533,805	10,443,886
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	-	44,037
Financial payables in foreign currency	28,467,583	20,367,812
	46,001,388	30,855,735
Salaries, payroll taxes and taxes payable		
Salaries & wages and payroll taxes	345,799	1,638,250
Vacation and annual statutory bonus accrual	1,650,046	780,236
Health and safety assessment	245,835	208,782
Turnover tax payable	292,823	55,009
Withholdings and additional withholdings	194,231	245,907
Other taxes payable	120,626	53,213
	2,849,360	2,981,397
Loans		
Financial loans in Argentine pesos	4,529,620	-
Financial loans in foreign currency	3,263,471	2,422,084
	7,793,091	2,422,084

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 2 – BREAKDOWN OF MAIN ACCOUNTS – Continued

	03/31/2006	12/31/2005
Other liabilities		
Companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	6,682,380	4,053,228
Royalties payable	283,433	295,479
Other	301,216	340,489
	7,267,029	4,689,196
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	-	3,100,800
	-	3,100,800
Tax payables		
Turnover tax payable	413,337	-
	413,337	-

	03/31/2006	12/31/2005
Other income and expenses, net		
Leases	300,000	300,000
Other	34,032	85,971
	334,032	385,971

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital stock status

The Company's capital stock consists of 20,000,000 book-entry shares of common stock, 0.10 face value each and it is fully registered, subscribed and paid-in, according to the following breakdown:

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY - Continued

Class	Votes	Number
"A"	Entitled to three (3) votes each	5,200,000
"B"	Entitled to three (3) votes each	5,200,000
"C"	Entitled to one (1) votes each	9,600,000
Total		20,000,000

Each Class "A", Class "B" or Class "C" shares have the same rights to collect dividends.

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. T he Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 3,846,962; 4,176,701; and 4,176,701, respectively.

NOTE 4 – TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS

The Company is subject to the industrial promotion system under Law No. 19,640 in connection with the assets and for the activities performed in the Province of Tierra del Fuego. In that sense, the Company is entitled to certain tax and customs benefits through 2013, including:

a) Income tax: Presidential Decree No. 1,395/94 established, as from September 1, 1994, that 85% of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%). After the application of Presidential Decree 615/97, Argentine Government reinstated certain tax benefits granted by Industrial Promotion Law introducing as from August 1, 1997, amendments that provided that the exemption granted to such activities would amount to 100% as established by Law No. 19,640, section 4(a).

b) Value-added tax: The Company's sales are subject to VAT at the 21% rate; such tax is collected from customers. Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% of the net sales price to customers; therefore, the tax obligation was reduced to 8% thereof as from April 1995.

(Figures stated in Argentine pesos - Note 1.b)

NOTE 4 – TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS - Continued

Through Presidential Decree No. 615/97 it was provided that presumed VAT credits computable as from August 1, 1997, are equivalent to the amount resulting from applying the VAT rate on 100% of the net sales price to customers.

c) Tax credit certificates: Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through Debt Consolidation Bonds.

DGI (Argentine tax bureau) General Resolution No. 3838/94 regulated the way in which the abovementioned bonds would be obtained; based on that, the Company booked credits in the amount of 1,511,788 (historical value).

On September 17, 1996, the DGI advised the Company of the recognition of a larger amount in favor of the Company (2,194,142) (un-restated historical value) as a result of the application of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853 (un-restated historical value) credit related to the reimbursement of VAT to be requested by other procedures.

The Ministry of Economy and Public Services and Works established through Resolution No. 580/96 that the credits against the Federal Government emerging from the suspension of the industrial promotion established in Law No. 23,697 and prior to April 1, 1991, will be settled through the delivery of Debt Consolidation Bonds.

On May 19, 1997, the Company was advised that the DGI provisionally recognized the amount indicated above.

As a result thereof, the Company booked the credit recognized at the listed price effective as of each fiscal period- or year-end which, as of March 31, 2006, and December 31, 2005, amounted to 885,447.

d) Customs duties and statistical rate: Not paid by the Company for all the inputs imported and used in its operations in Tierra del Fuego under Law No. 19,640.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 4 – TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS – Continued

e) Reimbursements in Argentine pesos: As provided for in Law No. 19,640, exports from the continent to Tierra del Fuego profit from these reimbursements.

Owing to the delay in payment by the Federal Government, the Company filed collection requests before Customs Authorities although such requests had unfavorable resolutions at administrative stages, the Company's legal counsel and Management understand that the transactions carried out within the regulatory framework of Law No. 19,640 and, consequently, it would be entitled to collect the rebates that the regulation then effective barred.

The unfavorable resolutions mentioned above were challenged; thus, the proceedings are in the Customs Legal and Technical Department awaiting the issuance of the respective formal opinions.

c) Following with the comments included in the previous points, the benefits accrued during the nine-month period ended March 31, 2006, and 2005, amounted to:

	Periods ended March 31,	
	2006	**2005**
Value-added tax	8,867,442	6,344,680
Customs duties and statistical rate (estimated)	7,476,126	4,231,455

In addition and considering the tax system to which the Company is subject, as indicated above, as of March 31, 2006, the Company carried minimum presumed income tax credits in the amount of 2.0 million and the Company and its subsidiary carried VAT credits in the amount of 4.0 million disclosed in noncurrent assets. The recoverability of such credits totaling 6.0 million in the consolidated financial statements and 2.0 million in the stand-alone financial statement depends, among other issues on whether the Companies are able to generate income subject to tax during the coming years. In this respect, the Company's Management understands that based on its future business plan, such credits will be recoverable.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 5 – MAJOR CUSTOMERS

Sales with major customers as of the three-month periods ended March 31, 2006, and 2005, are:

	03/31/2006	03/31/2005
Volkswagen Argentina S.A.	34%	43%
Renault Argentina S.A.	23%	18%
General Motors Argentina	19%	25%
Peugeot Citroen Argentina S.A	14%	6%
Mercedes Benz	8%	7%
Other	2%	1%

NOTE 6 – PARENT COMPANY

Parent company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 4° - Buenos Aires, Argentina
Main business: holding company.
Voting rights: 76,47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevere S.A.'s shares in favor of Valeo Climatisation (afterwards, Valeo Systemes Thermique), indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A., became effective. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%. On September 27, 2005, the Parent's local shareholders, Il Tevere S.A., owner of 52% of Mirgor S.A.C.I.F.I.A., acquired from Valeo Systems Thermique France its interest in the Company.

As part of the transaction, Mirgor and Valeo reached a business and technological long-term cooperation agreement in order to ensure the continuity in the future provision of products.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 7 – INFORMATION ON RELATED PARTIES

For the three-month period ended March 31, 2006, and 2005, and for the fiscal year ended December 31, 2005, the Company was engaged in transactions with its subsidiary, parent, and other related companies, being the receivable and payable amounts as follows:

	03/31/2006	12/31/2005
Other receivables		
IL TEVERE S.A. (3)	461,027	460,037
Total	461,027	460,037
Trade payables		
VALEO SECURITE HABITACLE (2)	-	44,037
Total	-	44,037
Other payables		
INTERCLIMA S.A. (1)	6,682,380	4,053,228
Total	6,682,380	4,053,228

The transactions carried out with the subsidiary, parent, and other related companies are:

	03/31/2006 (See (3))				
	Purchase of goods	Services received	Royalties	Loans	Other services
INTERCLIMA S.A. (1)	934,738	-	-	2,629,152	300,000
IL TEVERE (3)	-	-	-	990	-
	934,738	-	-	2,630,142	300,000

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 7 – INFORMATION ON RELATED PARTIES - Continued

	03/31/2005				
	Purchase of goods	Services received	Royalties	Loans	Other service
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	557,348	-	-	-	-
VALEO CHINA (2)	67,980	-	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (2)	306,250	-	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (2)	76,232	-	-	-	-
VALEO KLIMASYSTEME GMBH (2)	28,922	-	-	-	-
VALEO COMPONENTES AUTOMOVILES (2)	18,991	-	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (2)	475,202		-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	28,117	-	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (2)	447,456	-	-	-	-
VALEO SECURITE HABITACLE (2)	277,314	-	-	-	-
VALEO THERMIQUE FRANCIA (2)	157,576	36,756	-	-	-
VALEO THERMIQUE MOTEUR (2)	1,011,626	-	-	-	-
VALEO ZARAGOZA (2)	1,804,297	-	-	-	-
VCC UP ECHANGEURS (2)	869,615	-	217,523	-	-
INTERCLIMA S.A. (1)	2,700,867	-	-	2,700,867	300,0
IL TEVERE S.A. (3)	-	-	-	296,222	-
	8,827,793	36,756	217,523	2,997,089	300,0

(1) Subsidiary.
(1) Related company until September 27, 2005 (See 3).
(3) Parent company. On September 27, 2005, the shareholders of Il Tevere S.A., owner of 52% of Mirgor S.A.C.I.F.I.A., acquired from Valeo System Thermique France its interest in the Company. Consequently, after such date, Valeo and the related group companies were no longer part of Mirgor .S.A.C.I.F.I.A.'s group of companies.

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 8 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld on such excess. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 9 – OFFICIALLY STAMPED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Officially stamped on	Transactions for the period
57	February 1, 2005	12/15/04 through 02/02/05
58	February 1, 2005	02/02/05 through 03/17/05
59	May 4, 2005	03/17/05 through 05/01/05
60	May 4, 2005	05/01//05 through 06/07/05
61	July 8, 2005	06/07//05 through 07/19/05
62	July 8, 2005	07/19/05 through 08/30/05
63	September 28, 2005	08/30/05 through 08/31/05
64	October 31, 2005	10/04/05 through 10/31/05
65	December 02, 2005	11/14/05 through 12/02/05

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND THE SAME PERIOD OF THE PRIOR YEAR
(Figures stated in Argentine pesos - Note 1.b)

NOTE 10 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The borrowing and renegotiation of these loans entails the Company's compliance with certain conditions and requirements, which it has fulfilled to date, especially those related to meeting certain ratios in its quarterly financial statements, especially those aimed at measuring the liabilities-to-interest-paid ratio, as well as those related to keeping limits on the Company's indebtedness and the limitation to distribute dividends during the effectiveness of the loans.

NOTE 11 – EARNINGS PER SHARE

Net income per share (basic and diluted) is calculated by dividing net income for each period allocable to common shares by the weighted average of outstanding common shares during the same periods. No transactions involving shares of common stock or possible shares of common stock have been performed as from the end of the related year until the issuance of these financial statements.

NOTE 12 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follows accounting principles that conform with the CNV regulations.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH – ORIGINALLY ISSUED IN SPANISH

EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES AND INTEREST IN ANOTHER COMPANY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
(Figures stated in Argentine pesos - Note 1.b)

	2006												2005
						Information on the issuer							
							Latest financial statements issued						
Securities name and characteristics	Face values	Amounts	Cost values	Value obtained by the equity method	Book values	Main business activity	Date	Capital	Income (loss) for the year	Shareholders' equity	Equity interest %		Book value
Noncurrent investments:													
Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates													
INTERCLIMA S.A.	1	11,996	8,815,917	19,274,092	19,274,092	Manufacturing of autoparts and interchanges for air conditioning and heating systems	03/31/06	12,000	1,121,468	23,089,765	99,97%		18,293,834
Total noncurrent investments					19,274,092								18,293,834

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE MARZO DE 2006

JUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISION FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto G. Vazquez (*)

VICEPRESIDENTE

Sr. José Fara (*)

DIRECTORES TITULARES

Sr. Nicolás Martín Caputo
Dr. José Luis Caputo
Sr. Alejandro Carrera (*)

DIRECTORES SUPLENTES

Ing. Jorge Antonio Caputo
Dr. Diego García Villanueva
Dr. Mauricio Blacher
Sr. Eduardo Garcia Terán
Sr. Martín Basaldúa

COMISION FISCALIZADORA

Síndicos Titulares

Dr. Aldo Carugati
Dr. Karén Grigorian
Dr. Enrique Crespi

Síndicos Suplentes

Dr. Pablo Moreno
Dr. Gabriel Casella
Dr. Benjamín Harriague

(*) Integrantes del Comité de auditoría

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISION LIMITADA DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Directores de
MIRGOR S.A.C.I.F.I.A.

1. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de MIRGOR S.A.C.I.F.I.A. al 31 de marzo de 2006 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el período de tres meses finalizado en esa fecha. Asimismo, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado adjunto de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada al 31 de marzo de 2006 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el período de tres meses finalizado en dicha fecha, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad.

2. Nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

3. Al 31 de marzo de 2006 la Sociedad y su sociedad controlada mantenían registrados créditos fiscales no corrientes en concepto de impuesto a la ganancia mínima presunta e impuesto al valor agregado por un total de $5.998.669 cuya recuperabilidad depende de que las sociedades generen suficientes ingresos gravados para su absorción. A la fecha de emisión de este informe no es posible estimar el importe que se recuperará de dichos créditos.

4. Basados en nuestra revisión, no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 1. para que los mismos estén presentados de conformidad con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina, y las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores. Esta manifestación debe ser leída considerando la incertidumbre descripta previamente en el párrafo 3. cuya resolución no puede determinarse a la fecha de este informe.

5. En relación con el estado de situación patrimonial de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada al 31 de diciembre de 2005 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada por el período de tres meses finalizado el 31 de marzo de 2005, presentados con propósitos comparativos, informamos que:

   (a) Hemos emitido con fecha 10 de marzo de 2006 un informe de auditoría de los estados contables de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada al 31 de diciembre de 2005, el cual incluyó una salvedad indeterminada en relación con la recuperabilidad de ciertos créditos fiscales cuyo saldo ascendía a $5.745.585. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 31 de diciembre de 2005.

   (b) Hemos emitido con fecha 11 de mayo de 2005 un informe de revisión limitada de los estados contables de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada por el período de tres meses finalizado el 31 de marzo de 2005, el cual incluyó una salvedad indeterminada en relación con la recuperabilidad de ciertos créditos fiscales y con el Estado Nacional por $5.439.852.

6. En cumplimiento de disposiciones vigentes, informamos que:

   (a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances.

   (b) Los estados contables de MIRGOR S.A.C.I.F.I.A. surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la Nota 9 a los estados contables adjuntos.

   (c) La información contenida en los puntos 2., 3. y 5. de la "Reseña Informativa por el período de tres meses finalizado el 31 de marzo de 2006" presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de marzo de 2006 adjuntos y al 31 de marzo de 2005, 2004, 2003 y 2002, para este último luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la Nota 1.a) a los estados contables individuales adjuntos, que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de revisión limitada de fechas 11 de mayo de

2005, 11 de mayo de 2004, 19 de mayo de 2003 y 22 de mayo de 2002, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. Adicionalmente, la información correspondiente a los períodos finalizados el 31 de marzo de 2002 no fue modificada por la Dirección de la Sociedad para incorporar los cambios en los criterios de medición establecidos por las normas contables vigentes a partir del 1° de enero de 2003.

(d) Al 31 de marzo de 2006, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $173.955, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
11 de mayo de 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. – T° 1 F° 13

Karén Grigorian (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° 175 F° 031

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. (U.S. "SEC") FILE N° 82-3941

Domicilio Legal: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 12 de agosto de 2004.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N° 36, INICIADO EL 1 DE ENERO DE 2006
RESEÑA INFORMATIVA (*)
Por el período finalizado el 31 de MARZO de 2006
(Cifras expresadas en pesos – ver Nota 1.b)

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO

Un aspecto que se destaca en la realidad argentina es la continuidad del crecimiento de su economía, a tasas muy interesantes. Este panorama se distingue claramente de las noticias relativas a otras áreas de la vida del país como es el caso de las relaciones con el resto del mundo y en particular con el Uruguay por el conflicto de las papeleras.

En el panorama relativo a las actividades de la Compañía, la evolución de la economía permite mantener un ritmo de crecimiento importante respaldado en varios aspectos.
Primeramente, la confianza de los consumidores se mantiene alta y esto lleva a que las ventas de autos y de equipos de aire acondicionado residenciales se mantengan sólidas.
Además, la Compañía ha lanzado sistemas de climatización para nuevos modelos de autos, tal es el caso del Peugeot 307 y Volkswagen Suran. La característica distintiva de estos modelos con relación a otros productos que vende Mirgor es que, mayoritariamente los autos serán exportados. El dato no es menor frente a algunas voces que anticipan un menor ritmo de crecimiento y hasta tratan de anticipar cuando ocurrirá la nueva crisis cíclica de la economía argentina.

Ante este panorama de mayor participación de la exportación en el mix de ventas de los clientes automotrices, se presenta la duda en relación a la futura evolución de los índices de precios. En el caso particular de esta industria, están pendientes los acuerdos salariales con los gremios que participan principalmente en la actividad que son SMATA y UOM.
Los acuerdos que logren los primeros con las terminales automotrices fijarán una referencia importante para las negociaciones que lleven a cabo los autopartistas con sus sindicatos. Posteriormente queda por definir que parte de estos aumentos podrán trasladarse a los precios de las partes.

La producción en la industria automotriz del primer trimestre creció un 23,8% y según las fábricas de autos, la producción continuará a buen ritmo en el resto del año. La mayor variación se dio por las ventas al mercado local, lo que hizo que se redujera la participación de importados en las ventas domésticas..

Las ventas de Mirgor, en unidades aumentaron un 36,0%, como consecuencia de la mayor participación de mercado que la obtuvo la Empresa.

Las ventas de sistemas de climatización para autos con aire acondicionado creció un 49,1% durante el primer trimestre del año, marcando un aumento en la participación dentro del total del mix de ventas de la empresa. Esta tendencia se reafirma todos los trimestres, habiendo alcanzado una participación actual del 78%.

En el caso de los tableros de instrumentos, se produjo una caída del 7,3%. Esta baja está asociada al ingreso del nuevo vehículo en la producción de Volkswagen y la necesidad de constituir los stocks de autos para la presentación en las concesionarias.

El factor más importante del crecimiento del trimestre se encuentra en las ventas de equipos de aire acondicionado domiciliario que totalizó 16.731 unidades en el período. Esto representa un aumento del 495% sobre las ventas del mismo período del año anterior y que explican al fuerte crecimiento de las ventas totales de la Compañía.

2. ESTRUCTURA PATRIMONIAL CONSOLIDADA

	31/03/2006	31/03/2005	31/03/2004	31/03/2003	31/03/2002
Activo Corriente	154.029.930	88.637.108	69.542.984	64.443.113	89.294.740
Activo no Corriente	25.400.097	25.663.150	32.084.992	37.501.188	42.709.339
Total del Activo	179.430.027	114.300.258	101.627.976	101.944.301	132.004.079
Pasivo Corriente	90.101.654	47.188.002	38.950.678	31.856.899	75.820.464
Pasivo no Corriente	769.137	3.705.127	6.921.002	13.091.835	0
Total del Pasivo	90.870.791	50.893.129	45.871.680	44.948.734	75.820.464
Participación Minoritaria	7.689	5.492	4.316	3.789	4.474
Patrimonio Neto	88.551.547	63.401.637	55.751.980	56.991.778	56.179.141
Total de Pasivo y Patrimonio Neto	179.430.027	114.300.258	101.627.976	101.944.301	132.004.079

3. ESTRUCTURA DE RESULTADOS CONSOLIDADOS

	31/03/2006	31/03/2005	31/03/2004	31/03/2003	31/03/2002
Resultado operativo ordinario	5.247.898	3.895.796	1.333.738	(453.103)	(397.172)
Resultados financieros	987.185	(3.054.086)	(679.802)	182.667	1.988.155
Otros (egresos) / ingresos	14.068	85.970	(34.916)	(985.552)	(111.152)
Impuesto a las ganancias	(109.295)	(216.385)	(257.623)	(49.983)	0
Resultado participación minoritaria	(373)	(296)	(198)	(259)	(368)
Resultado neto	6.139.483	710.999	361.199	(1.306.230)	1.479.463

4. DATOS ESTADÍSTICOS (1)

Volumen de unidades		31/03/2006		31/03/2005		31/03/2004		31/03/2003		31/03/2002	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	87.045	87.045	35.812	35.812	48.844	48.844	37.810	37.810	23.367	23.367
Ventas	(3)	66.450	66.450	46.470	46.470	42.811	42.811	38.270	38.270	8.400	8.400
- Locales		56.240	56.240	33.414	33.414	25.893	25.893	14.064	14.064	8.400	8.400
Equipos c/aire		27.150	27.150	18.198	18.198	15.506	15.506	5.578	5.578	4.495	4.495
Equipos s/aire		7.817	7.817	7.503	7.503	6.199	6.199	4.979	4.979	2.075	2.075
Tableros		4.542	4.542	4.899	4.899	4.188	4.188	3.507	3.507	1.830	1.830
AA Res.		16.731	16.731	2.814	2.814						
- Exportación		10.210	10.210	13.056	13.056	16.918	16.918	24.206	24.206		

(1) A partir del ejercicio 2004 se exponen las unidades vendidas por Interclima S.A. como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. INDICES

	31/03/2006	31/03/2005	31/03/2004	31/03/2003	31/03/2002
Liquidez	1,71	1,88	1,79	2,02	1,18
Solvencia	0,97	1,25	1,22	1,27	0,74
Inmovilización del capital	0,14	0,22	0,32	0,37	0,32

6. COTIZACIONES ***(valores a tanto por 1$ de valor nominal)***

ENE 05	ENE 06	FEB 05	FEB 06	MAR 05	MAR 06
26.3	40.20	28.2	48.90	28.00	53.00

7. PERSPECTIVAS

El inicio de este nuevo ejercicio viene acompañado de incremento en los volúmenes de producción por la incorporación de nuevos productos a nuestras líneas de trabajo y el incremento en los ya existentes, para lo cual la empresa se está preparando adicionalmente con una nueva estructura.

La construcción de los nuevos depósitos en nuestra planta industrial ampliará la capacidad de producción y almacenamiento de productos, permitendo una mayor amplitud de movimiento y crecimiento a la empresa.

Buenos Aires, 11 de mayo de 2006

Lic. Roberto G. Vazquez
Presidente

(*) Información no cubierta por el informe de revisión limitada excepto 2,3 y 5.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N° 36, POR EL PERIODO DE TRES MESES INICIADO EL 1° DE ENERO Y FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 12 de agosto de 2004.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 31 de mayo de 2070.

Sociedad Controlante: Ver en Nota 6 a los estados contables individuales.

Composición del capital: Ver Nota 3 a los estados contables individuales.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/12/2005
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	12.906.861	19.024.378
Créditos por ventas - Nota 2	51.802.164	78.911.844
Créditos fiscales - Nota 2	2.315.399	2.736.541
Otros créditos - Nota 2	375.772	309.326
Bienes de cambio - Nota 2	86.629.734	61.997.660
TOTAL DEL ACTIVO CORRIENTE	154.029.930	162.979.749
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 2	6.498.840	6.298.910
Otros créditos - Nota 2	461.027	460.037
Activos intangibles - Nota 1.f.b)	155.164	195.345
Bienes de uso - Nota 1.f.a)	18.285.066	17.908.861
TOTAL DEL ACTIVO NO CORRIENTE	25.400.097	24.863.153
TOTAL DEL ACTIVO	179.430.027	187.842.902

Las notas 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/12/2005
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	73.835.294	82.364.442
Remuneraciones, cargas sociales y fiscales - Nota 2	7.831.358	7.947.172
Anticipos de clientes - Nota 2	1.989	8.697.347
Préstamos - Nota 2	7.793.091	2.422.084
Otros pasivos	639.922	891.678
TOTAL DEL PASIVO CORRIENTE	90.101.654	102.322.723
PASIVO NO CORRIENTE		
Préstamos - Nota 2	0	3.100.800
Deudas fiscales - Nota 2	769.137	0
TOTAL DEL PASIVO NO CORRIENTE	769.137	3.100.800
TOTAL DEL PASIVO	90.870.791	105.423.523
PARTICIPACIÓN DE TERCEROS EN SOCIEDADES CONTROLADAS	7.689	7.315
PATRIMONIO NETO	88.551.547	82.412.064
TOTAL DEL PASIVO, PARTICIPACIÓN DE TERCEROS Y PATRIMONIO NETO	179.430.027	187.842.902

Las notas 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/03/2005
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 12.165.232 y de 6.866.655 respectivamente)	79.119.408	47.816.497
Costo de los bienes vendidos	(65.986.493)	(40.695.996)
GANANCIA BRUTA	13.132.915	7.120.501
Gastos de administración	(4.057.601)	(2.200.265)
Gastos de comercialización	(3.827.416)	(1.024.440)
Resultados financieros y por tenencia generados por activos:		
Intereses	346.610	(67.959)
Diferencia de cambio	98.555	(188.640)
Resultado por tenencia - bienes de cambio	914.235	(1.270.371)
Previsión para deudores incobrables	0	(621.133)
Previsión para desvalorización de bienes de uso	0	70.423
Previsión para desvalorización de créditos fiscales	841.010	(198.646)
Previsión para desvalorización y obsolescencia de bienes de cambio	(61.736)	(656.455)
Resultado por tenencia de bonos	0	(67.435)
Resultados financieros y por tenencia generados por pasivos:		
Intereses	(937.723)	(427.283)
Diferencia de cambio	(213.766)	373.413
Otros Ingresos - Neto	14.068	85.970
GANANCIA ANTES DEL IMPUESTO A LAS GANANCIAS	6.249.151	927.680
Impuesto a las ganancias	(109.295)	(216.385)
GANANCIA DESPUES DEL IMPUESTO A LAS GANANCIAS	6.139.856	711.295
Participación de terceros en sociedades controladas	(373)	(296)
GANANCIA NETA DEL PERIODO	6.139.483	710.999

Las notas 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON EL MISMO PERIODO EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/03/2005
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	19.024.378	17.673.528
Efectivo al cierre del período	12.906.861	13.123.549
(Disminución) neta del efectivo	(6.117.517)	(4.549.979)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del período	6.139.483	710.999
Intereses y diferencia de cambio devengada sobre deuda	325.755	137.393
Impuesto a las ganancias	109.295	216.385
Ajustes para arribar al flujo neto de efectivo (utilizado en) generados por las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	706.168	1.112.416
Resultado (ganancia) por venta de bienes de uso	(29.424)	0
Participación minoritaria	373	296
Aumento de la previsión para desvalorización y obsolescencia de bienes de cambio	61.736	656.455
Aumento de la previsión para créditos por venta	0	621.133
(Disminución) de la previsión para desvalorización de bienes de uso	0	(70.423)
(Disminución) Aumento de la previsión para desvalorización de créditos fiscales	(841.010)	198.646
(Disminución) de la previsión para garantías y mayores costos	0	(290.821)
Variación en Activos y Pasivos operativos		
Disminución de créditos por ventas	27.109.680	9.230.179
(Aumento) de bienes de cambio	(24.693.810)	(4.314.339)
(Disminución) de deudas comerciales	(8.529.148)	(3.207.274)
Aumento (Disminución) de remuneraciones, cs. sociales y fiscales (neto de créditos fiscales)	1.436.250	(400.092)
(Disminución) de anticipo de clientes	(8.695.358)	(1.448.917)
(Disminución) Aumento de otros créditos y pasivos	(319.192)	192.852
Intereses pagados	(257.547)	(411.542)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(7.476.749)	2.933.346

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON SIMILAR PERIODO EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/03/2005
ACTIVIDADES DE INVERSIÓN		
Altas de bienes de uso	(1.042.192)	(304.496)
Ventas de bienes de uso	29.424	0
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSION	(1.012.768)	(304.496)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(3.628.000)	(7.178.829)
Ingreso por préstamos	6.000.000	0
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	2.372.000	(7.178.829)
(DISMINUCION) NETA DEL EFECTIVO	(6.117.517)	(4.549.979)

(1) Considerando como efectivo a caja y bancos.

Las notas 1 a 4, anexos C y H a los estados contables consolidados y las notas 1 a 12 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables en la preparación y presentación de los estados contables:

De acuerdo con lo dispuesto por la Resolución Nro. 368 de la Comisión Nacional de Valores, la publicación de los estados contables consolidados debe presentarse precediendo a los estados contables individuales de la emisora. Esta disposición sólo implica un cambio de ubicación de la información consolidada, no modificando el carácter de información principal de los estados contables individuales y de complementario el de los estados contables consolidados, de acuerdo con lo establecido por la Ley de Sociedades Comerciales y las normas contables profesionales vigentes. Por tal motivo y para su correcta interpretación, los presentes estados contables consolidados deben ser leídos conjuntamente con los estados contables individuales.

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogenea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables individuales, excepto por la valuación de la inversión en sociedad controlada que en los presentes estados consolidados ha sido incorporada línea por línea siguiendo los criterios de la Resolución Técnica N° 21 de la FACPCE con las eliminaciones que correspondiere.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

d) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de marzo de 2006 y 31 de diciembre de 2005, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 31/03/2006, 31/12/2005 y 31/03/2005	Fecha de cierre del ejercicio – último estado contable emitido
Interclima Sociedad Anónima	99,9667	31/03/2005

En la consolidación, los importes de la inversión en la sociedad controlada y la participación en sus resultados y flujos de efectivo se reemplazan por la totalidad de los activos, pasivos, resultados y flujos de efectivo de la misma, reflejando separadamente la participación minoritaria de terceros en sociedades controladas. Los créditos y deudas y las operaciones entre miembros del grupo consolidado se eliminan en la consolidación. Los resultados originados por operaciones entre miembros del grupo consolidado no trascendidos a terceros y contenidos en los saldos finales de activos y pasivos, han sido eliminados.

e) Estados Contables Utilizados en la Consolidación:

Para la preparación de los estados consolidados al 31 de marzo de 2006 y 2005, se utilizaron los estados contables de Interclima Sociedad Anónima a dichas fechas, los que cuentan con un informe de revisión limitada de fecha 11 de mayo de 2006 y 11 de mayo de 2005, respectivamente, ambos con una salvedad determinada por la discrepancia en la valuación del pasivo por impuesto a las ganancias; (dicho ajuste ha sido considerado para la valuación de la inversión y en consecuencia en los presentes estados contables consolidados), y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de ciertos créditos fiscales.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

f) Evolución de bienes de uso y activos intangibles:

a) Bienes de Uso:

	31-03-06	31-12-05
Saldo al inicio	17.908.861	19.463.592
Altas	1.042.192	2.291.401
Bajas (neto de depreciaciones acumuladas)	0	(40.676)
Disminución de la previsión para desvalorizaciones	0	281.691
Depreciaciones	(665.987)	(4.087.147)
Saldo al cierre	18.285.066	17.908.861

b) Activos Intangibles:

Saldo al inicio	195.345	356.069
Altas	0	0
Amortizaciones	(40.181)	(160.724)
Saldo al cierre	155.164	195.345

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/03/2006	31/12/2005
ACTIVO CORRIENTE		
Caja y bancos		
Caja en moneda nacional	26.715	26.106
Caja en moneda extranjera	79.984	21.208
Bancos en moneda nacional	5.078.912	10.601.796
Bancos en moneda extranjera	7.721.250	8.375.268
	12.906.861	19.024.378
Créditos por ventas		
Deudores por ventas	51.651.087	79.398.361
Deudores por ventas en moneda extranjera	1.208.932	571.338
Previsión para deudores incobrables	(1.057.855)	(1.057.855)
	51.802.164	78.911.844
Créditos fiscales		
IVA Saldo a favor	1.097.073	1.203.895
Retenciones y percepciones	752.593	659.077
Otros	465.733	873.569
	2.315.399	2.736.541
Otros créditos		
Seguros a devengar	29.601	138.036
Préstamos al personal	112.433	57.622
Otros	233.738	113.668
	375.772	309.326

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – **COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación**

	31/03/2006	31/12/2005
Bienes de cambio		
Productos elaborados	18.959.188	15.885.451
Materia prima	57.537.276	39.527.943
Materia prima en tránsito	17.331.188	13.223.760
Existencia al cierre	93.827.652	68.637.154
Anticipos a proveedores en moneda nacional	2.077.373	3.702.391
Anticipos a proveedores en moneda extranjera	3.448.775	2.320.445
Previsión para desvalorización de bienes de cambio	(12.724.066)	(12.662.330)
	86.629.734	61.997.660
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. crédito fiscal	3.988.185	3.886.201
Impuesto a la ganancia mínima presunta	2.010.484	1.808.441
Reintegros a cobrar en moneda nacional	1.877.032	2.718.042
Beneficios promocionales a cobrar	885.447	885.447
Crédito por impuesto a las ganancias diferido	3.434.463	3.700.344
Previsión p/desvalorización del crédito por impuesto a las ganancias diferido	(2.934.313)	(3.194.594)
Otros	30.407	128.904
Previsión para desvalorización de créditos fiscales	(2.792.865)	(3.633.875)
	6.498.840	6.298.910
Otros créditos		
Sociedad Art. 33 y otras Sociedades relacionadas - Nota 3	461.027	460.037
	461.027	460.037
PASIVO CORRIENTE		
Comerciales		
Proveedores	44.090.738	61.106.400
Proveedores en moneda extranjera	29.744.556	21.214.005
Proveedores en moneda extranjera - Sociedad Art. 33 y otras Sociedades relacionadas - Nota 3	0	44.037
	73.835.294	82.364.442

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2006	31/12/2005
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	422.259	1.979.167
Provisión para S.A.C. y vacaciones	1.895.117	1.050.817
Provisión impuesto a las ganancias	644.288	547.954
Tasa seguridad e higiene	312.218	300.774
Ingresos brutos a pagar	530.023	55.009
Retenciones y percepciones	194.231	245.907
Otras deudas fiscales	3.833.222	3.767.544
	7.831.358	7.947.172
Anticipos de clientes		
En moneda extranjera	1.989	8.697.347
	1.989	8.697.347
Préstamos		
Financieros en moneda local	4.529.620	0
Financieros en moneda extranjera	3.263.471	2.422.084
	7.793.091	2.422.084
PASIVO NO CORRIENTE		
Préstamos		
Financieros en moneda extranjera	0	3.100.800
	0	3.100.800
Deudas fiscales		
Ingresos brutos a pagar	769.137	0
	769.137	0

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS

Los saldos con sociedades relacionadas y controlante para las operaciones realizadas durante el período de tres meses finalizado el 31 de marzo de 2006 y para el ejercicio finalizado el 31 de diciembre de 2005, son los siguientes:

	31/03/2006	31/12/2005
Otros Créditos (No corrientes)		
IL TEVERE S.A. (2)	461.027	460.037
Total	461.027	460.037
Deudas Comerciales		
VALEO SECURITE HABITABLE (1)	-	44.037
Total	0	44.037

Las transacciones con sociedades relacionadas y controlante, durante el período de tres meses finalizado el 31 de marzo de 2006 y 2005, son los siguientes:

	31/03/2005			
	Compra de mercaderías	**Venta de mercaderías**	**Servicios recibidos**	**Regalías**
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	956.374	927.062	-	-
VALEO CHINA (1)	67.980	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (1)	306.250	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (1)	76.232	-	-	-
VALEO KLIMASYSTEME GMBH (1)	28.922	-	-	-
VALEO COMPONENTES AUTOMOVILES (1)	18.991	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (1)	475.202	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	28.117	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (1)	1.214.940	-	-	-
VALEO SECURITE HABITACLE (1)	277.314	-	-	-
VALEO THERMIQUE FRANCIA (1)	157.576	-	36.756	-
VALEO THERMIQUE MOTEUR (1)	1.011.626	-	-	-
VALEO ZARAGOZA (1)	1.804.297	-	-	-
VCC UP ECHANGEURS (1)	869.615	-	-	217.523
	7.293.436	927.062	36.756	217.523

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS – Continuación

(1) Sociedad relacionada hasta el 27 de Septiembre de 2005 (Ver (2)).

(2) Sociedad controlante. Con fecha 27 de Septiembre de 2005 los accionistas locales de Il Tevere S.A., propietaria del 52% de Mirgor S.A.CI.F.I.A., han adquirido de Valeo System Thermique France su participación en esta sociedad, consecuentemente a partir de la mencionada fecha Valeo y las sociedades pertenecientes a dicho grupo no forman parte del grupo económico al que pertenece Mirgor S.A.C.I.F.I.A.

NOTA 4 – INFORMACIÓN POR SEGMENTOS

La Sociedad y la sociedad controlada operan en los segmentos de negocio de climatización automotriz y residencial. Los criterios de valuación aplicables para preparar la información por segmentos de negocios son los descriptos en la Nota 1 de los presentes estados contables.

	CLIMATIZACION		
INGRESOS	**AUTOMOTRIZ**	**RESIDENCIAL**	**TOTAL**
Ventas (netas de intereses implicitos)	51.349.379	15.604.797	66.954.176
Beneficio Fiscal	8.867.442	3.297.790	12.165.232
Total	60.216.821	18.902.587	79.119.408
PATRIMONIAL			
Activos Asignados	151.686.210	27.743.817	179.430.027
Alta de Bienes de Uso	978.036	64.156	1.042.192

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACION EN SOCIEDAD POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

2006													2005
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Información sobre el emisor							Valor de libros
						Actividad Principal	Últimos estados contables emitidos					% de partipac. s/ capital social	
							Fecha	Capital	Rdo del período	P. Neto			
Inversiones no corrientes: Soc.Art. 33 Lev 19.550													
INTERCLIMA S.A.	1	11.996	8.815.917	19.274.092	19.274.092	Fabricación de autopartes e intercambiadores p/equipos de aire acondicionado y calefacción	31/03/06	12.000	1.121.468	23.089.765		99.97%	18.293.834
Total Inversiones no corrientes					19.274.092								18.293.834

ANEXO "H"

INFORMACION REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2005 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006				31/03/2005
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldo y jornales	3.737.697	1.094.524	179.710	5.011.931	2.463.095
Contribución y beneficios sociales	1.170.075	519.182	67.265	1.756.522	623.204
Seguros	290.020	26.639	2.507	319.166	231.105
Honorarios y gastos de capacitación	186.065	526.182	2.063	714.310	335.202
Impuestos, tasas y contribuaciones	647.333	171.199	1.674.027	2.492.559	784.260
Mantenimiento	145.605	86.160	0	231.765	170.149
Depreciación bienes de uso	354.767	303.346	7.874	665.987	1.072.235
Amortizaciones de activos intangibles	3.916	36.265	0	40.181	40.181
Alquileres	257.029	0	0	257.029	138.324
Gastos de nacionalización y despacho	1.561.444	0	0	1.561.444	1.295.204
Regalías	0	0	500.843	500.843	328.541
Diversos	438.153	399.648	323.769	1.161.570	432.995
Transporte, fletes y acarreos	5.985.133	0	1.069.358	7.054.491	2.919.056
Gastos bancarios	0	816.481	0	816.481	428.236
Energía	87.346	0	0	87.346	78.416
Movilidad	0	77.975	0	77.975	47.643
TOTALES 31-03-2006	14.864.583	4.057.601	3.827.416	22.749.600	
TOTALES 31-03-2005	8.163.141	2.200.265	1.024.440		11.387.846

ESTADO DE SITUACION PATRIMONIAL AL 31 DE MARZO DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/12/2005
<u>ACTIVO</u>		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	11.353.190	17.137.992
Créditos por ventas - Nota 2	26.649.025	17.421.944
Créditos fiscales - Nota 2	1.153.578	1.510.281
Otros créditos - Nota 2	354.550	294.859
Bienes de cambio - Nota 2	76.420.459	54.133.149
TOTAL DEL ACTIVO CORRIENTE	115.930.802	90.498.225
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades	19.274.092	18.293.834
Créditos fiscales - Nota 2	2.103.965	1.952.865
Otros créditos - Nota 2	461.027	460.037
Bienes de uso	14.972.895	15.087.079
Activos intangibles	132.971	169.236
TOTAL DEL ACTIVO NO CORRIENTE	36.944.950	35.963.051
TOTAL DEL ACTIVO	152.875.752	126.461.276

Las notas 1 a 12 integran estos estados contables.

ESTADO DE SITUACION PATRIMONIAL AL 31 DE MARZO DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/12/2005
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	46.001.388	30.855.735
Remuneraciones, cargas sociales y fiscales - Nota 2	2.849.360	2.981.397
Préstamos - Nota 2	7.793.091	2.422.084
Otros pasivos - Nota 2	7.267.029	4.689.196
TOTAL DEL PASIVO CORRIENTE	63.910.868	40.948.412
PASIVO NO CORRIENTE		
Préstamos - Nota 2	0	3.100.800
Deudas fisclaes - Nota 2	413.337	0
TOTAL DEL PASIVO NO CORRIENTE	413.337	3.100.800
TOTAL DEL PASIVO	64.324.205	44.049.212
PATRIMONIO NETO (Según estado respectivo)	88.551.547	82.412.064
TOTAL DEL PASIVO Y PATRIMONIO NETO	152.875.752	126.461.276

Las notas 1 a 12 integran estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/03/2005
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 8.867.442 y de 6.344.680 respectivamente) - Nota 4.e)	58.085.503	43.458.447
Costo de los bienes vendidos	(47.692.996)	(38.114.787)
GANANCIA BRUTA	10.392.507	5.343.660
Gastos de administración	(3.362.009)	(1.978.487)
Gastos de comercialización	(2.593.297)	(882.641)
Resultado de inversiones permanentes - Nota 1	980.258	498.564
Resultados financieros y por tenencia generados por activos		
Intereses	114.272	(60.576)
Diferencia de cambio	115.069	(113.025)
Resultado por tenencia - bienes de cambio	772.310	(1.102.991)
Previsión para desvalorización Créditos por ventas	0	(621.133)
Previsión para desvalorización y obsolescencia de bienes de cambio	142.098	(592.183)
Resultado por tenencia de bonos	0	(67.435)
Resultados financieros y por tenencia generados por pasivos		
Intereses	(327.316)	(438.888)
Diferencia de cambio	(428.441)	340.163
Otros Ingresos - Neto - Nota 2	334.032	385.971
GANANCIA NETA DEL PERIODO	6.139.483	710.999
RESULTADO POR ACCION - NOTA 11		
BÁSICO - ORDINARIO	0,3070	0,0355
DILUIDO - ORDINARIO	0,3070	0,0355

Las notas 1 a 12 integran estos estados contables.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. U.S. "SEC") FILE N° 82-3941

ESTÁDO DE EVOLUCION DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b)

	31/03/2006											31/03/2005
	Aportes de los propietarios						Resultados acumulados					
DETALLE	Capital Social	Ajustes del Capital Social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Sub Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2.000.000	4.155.936	0	0	5.243.562	11.399.498	2.280.143	73.708	2.353.851	68.658.715	82.412.064	62.690.638
Ganancia neta del período										6.139.483	6.139.483	710.999
Saldos al 31 de Marzo 2006	2.000.000	4.155.936	0	0	5.243.562	11.399.498	2.280.143	73.708	2.353.851	74.798.198	88.551.547	
Saldos al 31 de Marzo 2005	2.000.000	4.155.936	497	717	5.243.562	11.400.712	2.280.143	73.708	2.353.851	49.647.074		63.401.637

(*) Ver nota 3.b-

Las notas 1 a 12 integran estos estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/03/2005
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	17.137.992	17.561.12
Efectivo al cierre del período	11.353.190	12.119.57
(Disminución) neta del efectivo	(5.784.802)	(5.441.55
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del período	6.139.483	710.99
Intereses y diferencia de cambio devengada sobre deuda	155.755	137.39
Ajustes para arribar al flujo neto de efectivo (utilizado en) generados por las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	572.253	948.03
Resultado (ganancia) por venta de bienes de uso	(29.424)	
Aumento neto de previsión para créditos por ventas	0	621.13
(Disminución) Aumento de previsión para desvalorización y obsolescencia de bienes de cambio	(142.098)	592.18
Resultado por participaciones permanentes en sociedades	(980.258)	(498.56
Variación en Activos y Pasivos operativos		
(Aumento) de creditos por ventas	(9.227.081)	(4.684.79
(Aumento) de bienes de cambio	(22.145.212)	(5.752.34
Aumento de deudas comerciales	15.145.653	8.737.58
Aumento de remuneraciones, cargas sociales y fiscales (neto de créditos fiscales)	486.903	68.02
(Disminución) de anticipos de clientes	0	(1.448.91
Aumento de otros créditos y pasivos	2.517.151	2.890.24
Intereses pagados	(257.547)	(411.54
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(7.764.422)	1.909.44

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 12 integran estos estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2006	31/03/200
<u>ACTIVIDADES DE INVERSIÓN</u>		
Adquisiciones netas de bienes de uso	(421.804)	(172.1
Venta de bienes de uso	29.424	
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSIÓN	(392.380)	(172.1
<u>ACTIVIDADES DE FINANCIACIÓN</u>		
Cancelación de préstamos	(3.628.000)	(7.178.8
Ingreso por préstamos	6.000.000	
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	2.372.000	(7.178.8
(DISMINUCIÓN) NETA DEL EFECTIVO	(5.784.802)	(5.441.5

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 12 integran estos estados contables.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicadas en la preparación y presentación de los estados contables

Los presentes estados contables fueron preparados de acuerdo con las normas contables vigentes establecidas por la Comisión Nacional de Valores (CVN).

Con motivo del convenio de acuerdo de voluntades firmado en julio de 2004, entre la F.A.C.P.C.E. y el C.P.C.E.C.A.B.A., a los efectos de unificar las normas contables profesionales, en abril de 2005, la F.A.C.P.C.E. aprobó una serie de cambios a sus RTs e Interpretaciones a través de la Resolución N° 312/05. Posteriormente, en agosto de 2005 el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, aprobó las RTs de la F.A.C.P.C.E. (con las modificaciones incorporadas hasta el 1° de abril de 2005), y estableció que dichas normas contables tendrán una vigencia general obligatoria para ejercicios completos o períodos intermedios correspondientes a los ejercicios que se inicien a partir del 1° de enero de 2006, admitiéndose su aplicación anticipada, y un período de transición para ciertos cambios relacionados con las comparaciones con valores recuperables y con la exposición de cierta información complementaria referida a la contabilización del impuesto a las ganancias, cuya aplicación obligatoria será para los ejercicios que se inicien a partir del 1° de enero de 2008.

Con fecha 29 de diciembre de 2005 y 26 de enero de 2006, la Comisión Nacional de Valores (C.N.V.) emitió sus Resoluciones Generales N° 485 y 487, respectivamente, por medio de las cuales dispuso la adopción (con algunas modificaciones) y aplicación para los ejercicios completos o períodos intermedios correspondientes a los ejercicios iniciados a partir del 1° de enero de 2006 de las RTs N° 6, 8, 9, 11, 14, 16, 17, 18, 21 y 22 y las Interpretaciones 1, 2, 3 y 4 de la F.A.C.P.C.E. adoptadas por el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, mencionada en el párrafo anterior. Los cambios de mayor relevancia para la Sociedad derivados de lo dispuesto por la C.N.V. por medio de las Resoluciones Generales N° 485 y 487, son los siguientes:

a) Comparaciones con valores recuperables de bienes de uso y activos intangibles. Dicha comparación debe efectuarse en un solo paso y registrar una desvalorización cuando el valor actual esperado de los flujos netos de fondos (y el valor neto de realización) es menor que el valor contable. Asimismo, la comparación debe hacerse a nivel de cada bien o, en caso de imposibilidad basada en fundamentos objetivos, al nivel de cada actividad generadora de efectivo. En caso de presentarse información por segmento deberá utilizarse el mismo criterio de agrupación.

b) Se establece que la diferencia entre el valor contable ajustado por inflación de los bienes de uso (y otros activos no monetarios) y su base fiscal es una diferencia temporaria que da lugar al reconocimiento de un pasivo diferido, pero se admite que siga considerándose como una diferencia permanente, requiriéndose en este caso la presentación de cierta información

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación**

complementaria adicional relacionada con el valor del pasivo por impuesto diferido que se optó por no reconocer, así como su plazo de reversión.

c) Para las cuestiones no previstas en las normas contables generales o particulares y que no pueden resolverse mediante la utilización del Marco Conceptual de las normas contables, deberán aplicarse en forma supletoria las Normas Internacionales de Información Financiera e Interpretaciones aprobadas por el International Accounting Standard Board, que se encuentren vigentes en el ejercicio para el que aplique la supletoriedad.

A la fecha de emisión de los presentes estados contables y en relación a los cambios mencionados en los incisos a) y c), la Dirección de la Sociedad ha analizado el efecto de los mismos y ha concluído que no existen efectos significativos respecto los criterios de valuación y exposición utilizados por la misma hasta el 31 de diciembre de 2005.

Respecto del cambio mencionado en el inciso b), los efectos derivados de computar en el cálculo del impuesto a las ganancias diferido las diferencias entre el valor contable ajustado por inflación de los bienes de uso (y otros activos no monetarios) y su base fiscal generaría una reducción del patrimonio neto y un aumento del pasivo por impuesto a las ganancias diferido (no corriente) de aproximadamente 387.065 al 31 de marzo de 2006 y de 401.934 al 31 de diciembre de 2005 y de 505.546 al 31 de marzo de 2005, y el efecto en resultados del presente trimestre no hubiera sido significativo.

La preparación de los estados contables, de acuerdo con normas contables profesionales vigentes, requiere la consideración por parte de la Dirección de la Sociedad de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados contables, como así también los montos de ingresos y gastos de cada período. Los resultados finales pueden diferir de esas estimaciones.

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogenea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cuál corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – <u>BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación</u>

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos:
  - En moneda nacional: a su valor nominal.
  - En moneda extranjera: se convirtieron al tipo de cambio vigente al cierre de cada período o ejercicio para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados de cada período.

- Créditos y pasivos:
  - En moneda local: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción.
  - En moneda extranjera: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción. Estos saldos fueron convertidos a moneda local al tipo de cambio vigente a la fecha de cierre de cada período o ejercicio aplicable para la liquidación de las respectivas operaciones. Las diferencias de cambio fueron imputadas al resultado de cada período.
  - Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, los cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañía. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- Instrumentos financieros: la Sociedad no ha utilizado instrumentos financieros derivados en el período cerrado el 31 de marzo de 2006 y ni para el ejercicio finalizado el 31 de diciembre de 2005, como así tampoco hasta la fecha de emisión de los presentes estados contables. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales, en opinión de la Dirección de la Sociedad, no difieren de su valor corriente.

- Bienes de cambio:
  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a su costo de reposición al cierre de cada período o ejercicio considerando los precios de contado para los volúmenes habituales de compra. Asimismo, para los bienes importados se han considerado los costos de reposición en moneda extranjera siendo convertidos al tipo de cambio vigente al cierre de cada período o ejercicio.
  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre de cada período o ejercicio con límite en su valor neto de realización.
  - Los anticipos a proveedores se valúan a su valor nominal, aquellos que corresponden a saldos en moneda extranjera fueron convertidos al tipo de cambio de cierre de cada período o ejercicio.

  El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

- Participaciones Permanentes en Sociedades Controladas:

  Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de marzo de 2006, 31 de diciembre de 2005 y 31 de marzo de 2005 de Interclima S.A., los que incluyen un informe de revisión limitada de fecha 11 de mayo de 2006 y 2005 y un informe de auditoria de fecha 10 de marzo de 2006, con salvedades determinadas por discrepancia en la valuación del pasivo por el impuesto a las ganancias y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de los créditos fiscales.

  Por otra parte, en la determinación del valor patrimonial proporcional fue considerado un ajuste al valor de libros de la sociedad controlada para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.).

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

El resultado por la participación en la sociedad controlada se expone bajo el rubro "Resultado de Inversiones permanentes" del estado de resultados.

- Bienes de Uso
  - Los bienes de uso se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las depreciaciones acumuladas hasta la finalización de cada período o ejercicio.
  - La depreciación es calculada por el método de la línea recta, aplicando tasas anuales suficientes para extinguir los bienes de uso al final de su vida útil estimada.
  - La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.
  - El valor de los bienes de uso, a nivel de unidad generadora de efectivo, no supera su valor recuperable.
- Activos Intangibles
  - Los activos intangibles se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las amortizaciones acumuladas hasta la finalización de cada período o ejercicio.
  - Las amortizaciones se calculan siguiendo el método de la línea recta.
  - La valuación de los activos intangibles se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.
  - El valor de libros de los activos intangibles, considerados en su conjunto, no supera su valor recuperable.
  - En lo que respecta a las licencias para la comercialización de los productos adquiridos por la Sociedad, y considerando la evaluación de su capacidad para generar beneficios futuros, han sido amortizadas por el método lineal en tres años a partir de la utilización económica de las mismas.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- Previsiones:

  Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas a su valor estimado de recupero, la misma se ha constituido sobre un análisis individual de los mismos.

  b) Para desvalorización y obsolescencia de bienes de cambio: se ha constituído para adecuar el valor de ciertas existencias de productos terminados y otros bienes de cambio obsoletos o de lenta rotación a su valor probable de recupero.

  c) Para desvalorización del activo por impuesto a las ganancias diferido: ha sido constituído para reducir el valor de dichos activos a su valor probable de recupero, para ello se ha considerado tanto la situación fiscal de la Sociedad como así también las proyecciones futuras.

  d) Para desvalorización de créditos fiscales: se ha constituido para reducir el valor de libros de dichos créditos a su valor estimado de recupero, en su determinación se han considerado las estimaciones de la Dirección de la Sociedad y la opinión de sus asesores legales.

- Cuentas de patrimonio neto:

  Se encuentran reexpresadas de acuerdo con lo indicado en la Nota 1.b, excepto la cuenta "Capital social", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión se expone en la cuenta "Ajuste de capital social".

- Cuentas del estado de resultados:

  - Se computaron a su valor nominal con las siguientes excepciones:

    a) Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la sociedad controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad, y el ajuste para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.)

    b) Las depreciaciones de los bienes de uso y la amortización de los activos intangibles fueron calculadas sobre el valor de los activos respectivos, reexpresados de acuerdo con lo mencionado en la Nota 1.b.

    c) El costo de los bienes vendidos se determinó sobre la base de los costos de reposición de cada mes. El resultado por tenencia se expone en el rubro "Resultados financieros y por tenencia".

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

d) Bajo la denominación de "Resultados financieros y por tenencia" se exponen en forma conjunta: a) las ganancias y costos financieros, b) los resultados por tenencia de bienes de cambio, c) las diferencias de cambio y d) los cargos y reversiones por créditos incobrables, desvalorizaciones y obsolescencia de bienes de cambio, desvalorizaciones de bienes de uso y otros activos en general.

e) La Sociedad ha segregado los componentes financieros implícitos devengados durante cada período en la medida en que fueran significativos.

- Impuesto a las Ganancias e impuesto diferido
  - Situación de MIRGOR S.A.C.I.F.I.A.

La Sociedad determina el cargo por impuesto a las ganancias de acuerdo con el método del impuesto a las ganancias diferido, el cual consiste en el reconocimiento, como crédito o deuda del efecto impositivo de las diferencias temporarias entre la valuación contable e impositiva de los activos y pasivos, y su posterior imputación a los resultados de los períodos en los cuales se produce la reversión de las mismas, considerando asimismo la posibilidad de aprovechamiento de los quebrantos impositivos en el futuro. Las diferencias temporarias determinan saldos activos o pasivos de impuesto diferido cuando su reversión futura disminuya o aumente los impuestos determinados.

El impuesto a la ganancia mínima presunta es complementario del impuesto a las ganancias, dado que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de ciertos activos a la tasa del 1%, de modo que la obligación fiscal de la Sociedad coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta durante los siguientes diez ejercicios.

La Sociedad cuenta con quebrantos impositivos por la suma de 6.132.976 (de los cuales 5.904.410 son utilizables hasta el 31 de diciembre de 2007 y el resto, hasta el 31 de diciembre de 2009). Al 31 de marzo de 2006 existe un activo por impuesto a las ganancias diferido de 2.934.313, el que ha sido desvalorizado en su totalidad en base a las expectativas actuales sobre la probabilidad de su utilización con ganancias sujetas al impuesto, y la situación fiscal de la compañía referida en la Nota 4.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

La evolución del crédito por impuesto diferido y el cargo a resultados en el período de tres meses finalizado el 31 de marzo de 2006 y 31 de diciembre de 2005 es la siguiente:

	31/03/2006		31/12/2005	
	Crédito por impuesto diferido	**Impuesto a las ganancias - Ganancia/(pérdida)**	**Crédito por impuesto diferido**	**Impuesto a las ganancias - Ganancia/(pérdid**
Saldo al inicio del ejercicio - neto de previsión	-	-	-	
Consumo de quebrantos impositivos	(239.125)	(239.125)	(1.014.318)	(1.014.[illegible]
(Disminución) Aumento de las diferencias temporarias activas	(21.156)	(21.156)	8.037	8.[illegible]
Disminucion de las diferencias temporarias pasivas	-	-	599.849	599.[illegible]
Variación de la previsión para la desvalorización de los activos diferidos	260.281	260.281	406.432	406.[illegible]
Saldo al cierre del ejercicio - neto de previsión	-	-	-	

La conciliación entre el cargo a resultados registrado por el impuesto a las ganancias y el resultante de aplicar la tasa del 35% establecida por las normas impositivas vigentes al resultado contable del período es la siguiente:

	31/03/2006	**31/03/2005**
Ganancia neta del ejercicio antes del impuesto a la ganancia	6.139.483	710.999
Diferencias permanentes (*)	(5.395.823)	(634.654)
Ganancia del ejercicio neta de diferencias permanentes	743.660	76.345
Tasa del impuesto	35%	35%
Impuesto determinado	(260.281)	(26.721)
Consumos de quebrantos	260.281	26.721
Cargo contable por impuesto a las ganancias	-	-

(*) Incluye resultado exento por promoción por actividad industrial de Tierra del Fuego.

El detalle de las partidas incluidas en el crédito por impuesto diferido al 31 de marzo de 2006 y 31 de diciemnbre 2005 es el siguiente:

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

Diferencias temporarias activas	**31/03/2006**	**31/12/2005**
Previsiones no deducibles	750.735	759.546
Diferencia de cambio ejercicio 2002	37.036	49.381
Quebrantos impositivos	2.146.542	2.385.667
Diferencias temporarias pasivas		
Crédito por impuesto diferido al cierre antes de previsión	2.934.313	3.194.594
Previsión para desvalorización de activos diferidos	(2.934.313)	(3.194.594)
Crédito por impuesto diferido al cierre neto de previsión	-	-

En el período de tres meses finalizado al 31 de marzo de 2006, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias y ascendió a 202.043. Dicho monto fue registrado en los créditos fiscales no corrientes, cuyo saldo acumulado a la fecha asciende a 2.010.484. La Dirección de la Sociedad entiende que en función del plan de negocios futuros dichos saldos serán recuperables.

- Situación en la sociedad controlada Interclima S.A.

La Dirección de la sociedad controlada, a partir de la crisis económica dada por la salida del Régimen de Convertibilidad, consideró que estaban dadas las condiciones para la aplicación del ajuste por inflación impositivo, en función a ello confeccionó y presentó la declaración jurada del impuesto a las ganancias por el ejercicio finalizado el 31 de diciembre de 2002 en base a saldos ajustados utilizando para el cálculo los coeficientes determinados según la variación del IPIM, lo que llevó a determinar un quebranto impositivo de aproximadamente 5.200.000.

A los efectos de contar con la protección jurisdiccional correspondiente, la Dirección de la Interclima S.A. interpuso ante el Poder Judicial una medida cautelar por entender que debido a la alta inflación que había afectado al ejercicio 2002, debía dejarse sin efecto el artículo 39 de la Ley N° 24.073 del año 1992, que establece en uno el índice aplicable para el ajuste por inflación impositivo, dado que el mismo había sido incorporado a la legislación en un contexto económico totalmente distinto al que se presentaba en el ejercicio 2002.

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Sociedad controlada ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

El 15 de octubre de 2004 el juez de primera instancia que entiende en el amparo interpuesto por la Sociedad controlada emitió un pronunciamiento para que la AFIP acepte la legitimidad del ajuste por inflación previsto en el Titulo VI de la Ley 20.628 de impuesto a las ganancias y resolvió declarar la inconstitucionalidad de los artículos 4° de la Ley 25.561 en cuanto modifica los artículos 7° y 10° de la Ley 23.928 y el artículo 5° del Decreto 214/02, y el articulo 39° de la ley 24.073, por avasallar los artículos 14° y 17° de la Constitución Nacional y ordenó a la AFIP a computar el ajuste por inflación en el ejercicio social cerrado el 31 de diciembre de 2002 y presentada el 8 de mayo de 2003.

De no practicarse el ajuste por inflación impositivo, Interclima S.A. hubiera determinado por el ejercicio 2002 un impuesto a las ganancias, de aproximadamente 384.342, (luego del cómputo de quebrantos de períodos anteriores), de 854.892 por el ejercicio finalizado el 31 de diciembre de 2003, de 1.279.585 por el ejercicio finalizado el 31 de diciembre de 2004 y de 39.793 por el ejercicio finalizado el 31 de diciembre de 2005, más los correspondientes intereses por 1.129.099 calculados al 31 de marzo de 2006.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICION DE LOS PRINCIPALES RUBROS

	31/03/2006	31/12/2005
ACTIVO CORRIENTE		
Caja y bancos		
Caja moneda nacional	16.550	22.731
Caja moneda extranjera	79.984	21.208
Bancos moneda nacional	3.535.406	8.718.785
Bancos moneda extranjera	7.721.250	8.375.268
	11.353.190	17.137.992
Créditos por ventas		
Deudores por ventas en moneda nacional	27.320.348	18.083.720
Deudores por ventas en moneda extranjera	386.532	396.079
Previsión para deudores incobrables	(1.057.855)	(1.057.855)
	26.649.025	17.421.944
Créditos fiscales		
IVA saldo a favor	928.376	1.083.525
Retenciones y percepciones	225.202	426.756
	1.153.578	1.510.281
Otros créditos		
Seguros a devengar	29.601	138.036
Préstamos al personal	112.433	57.622
Otros	212.516	99.201
	354.550	294.859
Bienes de cambio		
Productos elaborados	18.355.515	14.027.738
Materia prima	51.932.460	35.165.651
Materia prima en tránsito	12.375.981	12.817.765
Existencia al cierre	82.663.956	62.011.154
Anticipos a proveedores en moneda nacional	1.579.768	1.123.766
Anticipos a proveedores en moneda extranjera	3.261.079	2.224.671
Previsión para desvalorización de bienes de cambio	(11.084.344)	(11.226.442)
	76.420.459	54.133.149

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2006	31/12/2005
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. Saldo a favor - Nota 4	93.481	93.481
Impuesto a la ganancia mínima presunta - Nota 4	2.010.484	1.808.441
Beneficios promocionales a cobrar - Nota 4	885.447	885.447
Reintegros a cobrar en moneda nacional - Nota 4	1.016.393	1.016.393
Crédito por impuesto a las ganancias diferido	2.934.313	3.194.594
Previsión para desvalorización del activo por impuesto a las ganancias diferido	(2.934.313)	(3.194.594)
Otros	30.386	81.329
Previsión para desvalorización de créditos fiscales	(1.932.226)	(1.932.226)
	2.103.965	1.952.865
Otros créditos		
Sociedad Art 33 y otras Sociedades relacionadas - Nota 7	461.027	460.037
	461.027	460.037
PASIVO CORRIENTE		
Comerciales		
Proveedores	17.533.805	10.443.886
Proveedores Sociedad Art. 33 y otras Sociedades relacionadas - Nota 7	0	44.037
Proveedores en moneda extranjera	28.467.583	20.367.812
	46.001.388	30.855.735
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	345.799	1.638.250
Provisión para S.A.C. y vacaciones	1.650.046	780.236
Tasa seguridad e higiene	245.835	208.782
Ingresos brutos a pagar	292.823	55.009
Retenciones y percepciones	194.231	245.907
Otras deudas fiscales	120.626	53.213
	2.849.360	2.981.397

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS - Continuación

	31/03/2006	31/12/2005
Préstamos		
Financieros en moneda local	4.529.620	0
Financieros en moneda extranjera	3.263.471	2.422.084
	7.793.091	2.422.084
Otros pasivos		
Sociedad Art. 33 y otras Sociedades relacionadas - Nota 7	6.682.380	4.053.228
Regalias a pagar	283.433	295.479
Otros	301.216	340.489
	7.267.029	4.689.196
PASIVO NO CORRIENTE		
Préstamos		
Financieros en moneda extranjera	0	3.100.800
	0	3.100.800
Deudas fiscales		
Ingresos brutos a pagar	413.337	0
	413.337	0

Otros ingresos y egresos - Neto	31/03/2006	31/03/2005
Alquileres	300.000	300.000
Otros	34.032	85.971
	334.032	385.971

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

El capital social de la Sociedad está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado, según el siguiente detalle:

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO - Continuación

Clase de acciones	Votos	Cantidad
Clase "A"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "B"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "C"	Con derecho a un (1) voto c/u.	9.600.000
Total		20.000.000

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

b) Otras reservas – para futuros dividendos
Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701, respectivamente.

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES

La Sociedad se encuentra alcanzada por los beneficios del Régimen de Promoción Industrial establecido por la Ley N° 19.640 por los bienes y para las actividades desarrolladas en la Provincia de Tierra del Fuego, en este sentido la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

a) Impuesto a las ganancias: Mediante el Decreto 1395/94 el Poder Ejecutivo Nacional estableció que a partir del 1° de septiembre de 1994 debía atribuirse como renta exenta del impuesto a las ganancias por las utilidades imputables a la Provincia de Tierra del Fuego, el 85% del precio de venta al cliente. Con posterioridad por aplicación del Decreto 615/97 el Estado Nacional restituyó determinados beneficios impositivos otorgados por la Ley de Promoción Industrial introduciendo, a partir del 1° de agosto de 1997, modificaciones que establecieron que la exención de la que gozarían las mencionadas actividades serían del 100% de acuerdo al Art. 4 inc a) de la Ley 19.640.

b) Impuesto al Valor Agregado: Las ventas de la Sociedad están gravadas por el impuesto al valor agregado a la tasa del 21%, dicho impuesto es cobrado a los clientes. El Decreto 1395/94 dispuso que el crédito fiscal presunto computable a partir del 1° de

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES – Continuación

septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% del precio neto de venta al cliente, por lo que la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995. Con la emisión del Decreto N° 615/97 se estableció que el crédito fiscal presunto computable a partir del 1° de agosto de 1997 es equivalente al que resulta de aplicar el 100% sobre la tasa del gravamen al precio neto de venta al cliente.

c) Certificados de crédito fiscal: Por medio de la Ley N° 23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990, como consecuencia de esto la Sociedad efectuó los pagos correspondientes al Impuesto a los Capitales e Impuesto al Valor Agregado que, según lo establecía la Ley, serían reembolsados a través de Bonos de Consolidación de Deudas.

La Resolución General N° 3838/94 de la Dirección General Impositiva reglamentó la forma en que los mencionados bonos serían obtenidos, en función a ello al Sociedad contabilizó los créditos por 1.511.788 (valor histórico).

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó a la Sociedad del reconocimiento de un monto superior a favor de la Sociedad de (2.194.142) (valor historico sin reexpresar) como consecuencia de la aplicación de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Así mismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853 (valor histórico sin reexpresar) a ser tramitado por otros procedimientos.

El Ministerio de Economía y de Obras y Servicios Públicos estableció a través de la Resolución N° 580/96 que los créditos contra el Estado Nacional emergentes de la suspensión de la Promoción Industrial establecida en la Ley N° 23.697 y que sean anteriores al 1° de abril de 1991 serán cancelados a través de la entrega de Bonos de Consolidación de Deuda.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

Como consecuencia de ello la Sociedad ha contabilizado el crédito reconocido, al valor de cotización vigente al cierre de cada período o ejercicio que al 31 de marzo de 2006 y 31 de diciembre de 2005 ascienden a 885.447.

d) Derechos aduaneros y tasa de estadística: Para todos los insumos importados y que sean empleados para sus operaciones en Tierra del Fuego no son abonados por la Sociedad en virtud de la Ley 19.640.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 4 – **SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación**

e) Reintegros en moneda nacional: En función a lo establecido por la Ley N° 19.640 las exportaciones realizadas desde el continente a Tierra del Fuego son beneficiadas por estos reintegros.
Debido a la demora en el pago por parte del Estado Nacional, la Sociedad ha presentado solicitudes de cobro ante la Dirección General de Aduana, si bien estas solicitudes han tenido resoluciones denegatorias en etapas administrativas, los asesores legales y la Dirección de la Sociedad entienden que las operaciones se realizaron de acuerdo al marco normativo de la Ley N° 19.640 y por ende les corresponde la percepción de los reintegros que la normativa oportunamente vigente prescribía.

Las resoluciones denegatorias mencionadas en el párrafo anterior fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección Legal y Técnica Aduanera a la espera de producir los dictámenes respectivos.

Los beneficios devengados durante el período de tres meses finalizado el 31 de marzo de 2006 y 2005, respecto a lo mencionado en los incisos anteriores asciende a:

	Períodos finalizados el 31 de Marzo de	
	2006	2005
Impuesto al Valor Agregado	8.867.442	6.344.680
Derechos aduaneros y tasa de estadística (montos aproximados)	7.476.126	4.231.455

Asimismo y considerando el Régimen Impositivo al cual se encuentra sujeto la Sociedad, según lo indicado en los párrafos anteriores, al 31 de marzo de 2006 la Sociedad mantenía créditos fiscales por impuesto a la ganancia mínima presunta por 2.0 millones y la Sociedad y su Sociedad controlada mantenían créditos fiscales por Impuesto al Valor Agregado por 4.0 millones, expuestos en el activo no corriente. La recuperabilidad de estos créditos por 6.0 millones en los estados contables consolidados y de 2.0 millones en los estados contables individuales depende, entre otros factores, de la posibilidad de que las Sociedades generen ingresos sujetos a impuestos durante los próximos ejercicios. En este sentido la Dirección de la Sociedad entiende que en función al plan de negocios futuro, dichos créditos serán recuperables.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 5 – CLIENTES SIGNIFICATIVOS

Por los períodos de tres meses finalizados al 31 de marzo de 2006 y 2005, las ventas a sus clientes más significativos fueron:

	31/03/2006	31/03/2005
Volkswagen Argentina S.A.	34%	43%
Renault Argentina S.A.	23%	18%
General Motors Argentina	19%	25%
Peugeot Citroen Argentina S.A	14%	6%
Mercedes Benz	8%	7%
Otros	2%	1%

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Ciudad Autónoma de Buenos Aires

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation (posteriormente Valeo Systemes Thermique) , quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A por lo cual su participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%. Con fecha 27 de septiembre de 2005 los accionistas locales de la Sociedad controlante, Il Tevere S.A, propietaria del 52% de Mirgor S.A.C.I.F.I.A., han adquirido de Valeo Systemes Thermique su participación en esta Sociedad.

Como parte de la operación Mirgor y Valeo han arribado a un acuerdo de cooperación comercial y tecnológica de largo plazo de manera de asegurar la continuidad en la provisión futura de productos.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS

Por el período de tres meses finalizado el 31 de marzo de 2006 y 2005 y por el ejercicio finalizado el 31 de diciembre de 2005 la Sociedad realizó operaciones con la sociedad controlada, controlante y otras relacionadas, siendo los saldos de créditos y deudas los siguientes:

	31/03/2006	31/12/2005
Otros Créditos		
IL TEVERE S.A. (3)	461.027	460.037
Total	461.027	460.037
Deudas Comerciales		
VALEO SECURITE HABITACLE (2)	-	44.037
Total	0	44.037
Otras Pasivos		
INTERCLIMA S.A. (1)	6.682.380	4.053.228
Total	6.682.380	4.053.228

Las transacciones realizadas con la Sociedad controlada, controlante y otras relacionadas son los siguientes:

	31/03/2006 (Ver (3))				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
INTERCLIMA S.A. (1)	934.738	-	-	2.629.152	300.000
IL TEVERE S.A. (3)	-	-	-	990	-
	934.738	-	-	2.630.142	300.000

	31/03/2005				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	557.348	-	-	-	-
VALEO CHINA (2)	67.980	-	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (2)	306.250	-	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (2)	76.232	-	-	-	-
VALEO KLIMASYSTEME GMBH (2)	28.922	-	-	-	-
VALEO COMPONENTES AUTOMOVILES (2)	18.991	-	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (2)	475.202	-	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	28.117	-	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (2)	447.456	-	-	-	-
VALEO SECURITE HABITACLE (2)	277.314	-	-	-	-
VALEO THERMIQUE FRANCIA (2)	157.576	36.756	-	-	-
VALEO THERMIQUE MOTEUR (2)	1.011.626	-	-	-	-
VALEO ZARAGOZA (2)	1.804.297	-	-	-	-
VCC UP ECHANGEURS (2)	869.615	-	217.523	-	-
INTERCLIMA S.A. (1)	2.700.867	-	-	2.700.867	300.000
IL TEVERE S.A. (3)	-	-	-	296.222	-
	8.827.793	36.756	217.523	2.997.089	300.000

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS - Continuación

(1) Sociedad controlada.

(2) Sociedad relacionada hasta el 27 de Septiembre de 2005 (Ver (3)).

(3) Sociedad controlante. Con fecha 27 de Septiembre de 2005 los accionistas locales de Il Tevere S.A., propietaria del 52% de Mirgor S.A.CI.F.I.A., han adquirido de Valeo System Thermique France su participación en esta sociedad. Consecuentemente a partir de la mencionada fecha Valeo y las sociedades pertenecientes a dicho grupo no forman parte del grupo económico al que pertenece Mirgor S.A.C.I.F.I.A.

NOTA 8 – RETENCION DE IMPUESTO A LAS GANANCIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 9 – LIBROS RUBRICADOS

Se detallan a continuación los libros de rúbrica con fecha posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
57	01 de Febrero de 2005	15/12/04 al 02/02/05
59	04 de Mayo de 2005	17/03/05 al 01/05/05
60	04 de Mayo de 2005	01/05/05 al 04/05/05
61	08 de Julio de 2005	07/06/05 al 08/07/05

Diario N°	Fecha de rúbrica	Operaciones del periodo
63	28 de Septiembre de 2005	30/08/05 al 28/09/05
64	31 de Octubre de 2005	04/10/05 al 31/10/05
65	02 de Diciembre de 2005	14/11/05 al 02/12/05

NOTA 10 – PRESTAMOS BANCARIOS – RESTRICCION A LA DISTRIBUCION DE UTILIDADES

La contratación y renegociación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, a los cuales ha dado cumplimiento hasta la fecha, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Sociedad y la limitación en la distribución de dividendos durante la vigencia del préstamo.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 11 –UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto de cada período asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante los mismos períodos. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la finalización del ejercicio correspondiente hasta la fecha de la emisión de los estados contable.

NOTA 12 –REGIMEN INFORMATIVO PARA INVERSORES DEL EXTERIOR

Los presentes estados contables fueron preparados dando cumplimiento a las normas sobre régimen informativo para inversores del exterior establecidas por la Comisión Nacional de Valores (CNV) en la Resolución Nro. 368 y sus modificaciones Capítulo XXIII Anexo III, en función a lo mencionado, los mismos se encuentran de acuerdo con normas contables vigentes en la Argentina. Los efectos de las diferencias entre las normas contables vigentes en Argentina y las normas contables vigentes en países donde los presentes estados contables pueden ser utilizados, distintos de Argentina, no han sido cuantificados.